UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Jaime Sáenz de Tejada Pulido

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

 (Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-232333) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•          “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•          “BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Consolidated Financial Statements”  means our recast audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (as defined herein) contained in our Recast Form 6-K (as defined below). These recast Consolidated Financial Statements give retrospective effect to certain changes in our operating segments that became effective during the first half of 2019.

•          “Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

•          “Recast Form 6-K” means our report on Form 6-K containing our Consolidated Financial Statements and certain revised disclosures, furnished to the SEC on June 25, 2019 (Accession No. 0000842180-19-000009).

•          “Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and June 30, 2018 prepared in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union.

•          “2018 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 28, 2019.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this interim report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•          4B. “Business Overview”,

•          4E. “Selected Statistical Information”, and

•          5A. “Operating Results”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”,  “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Form 20-F, in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in our Recast Form 6-K and the following, among others:

•          political, economic and business conditions in Spain, the European Union, Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•          our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•          the monetary, interest rate and other policies of central banks in the European Union, Spain, the United States, Mexico, Turkey and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          the possible political, economic and regulatory impacts related to the United Kingdom’s proposed withdrawal from the European Union;

•          market adjustments in the real estate sector in Spain, Mexico, Turkey and the United States;

•          the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•          changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•          adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•          our ability to hedge certain risks economically;

•          downgrades in our credit ratings or in Spain’s credit ratings;

•          the success of our acquisitions, divestitures, mergers and strategic alliances;

•          our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•          the performance of our international operations and our ability to manage such operations;

•          weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

•          weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;

•          security breaches, including cyber-attacks;

•          the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;

•          actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•          our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•          force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), which replaced Circular 4/2004 of December 22, 2004, on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) for financial statements relating to periods ended January 1, 2018 or thereafter.

There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented. The Unaudited Condensed Interim Consolidated Financial Statements included in this report on Form 6-K are in compliance with IAS 34 as issued by the IASB, and adopted by the European Union and required to be applied under the Bank of Spain’s Circular 4/2017.

For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2018 Form 20-F.

The financial information as of and for the six months ended June 30, 2018 included in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in our previously filed reports, as a result of the modifications referred to below under “—Hyperinflationary Economies” and “—Changes in Operating Segments”.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has applied both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets - Property, plants and equipment” and “Tangible assets – Investment properties” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 16), and a lease liability representing its obligation to make lease payments, which is recorded under the heading “Financial liabilities at amortized cost – Other  financial liabilities” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 21.5). For the consolidated income statement within our Unaudited Condensed Interim Consolidated Financial Statements, the amortization of the right to use an asset is recorded under the heading “Depreciation and amortization – Tangible assets” (see Note 40) and the financial cost associated with the lease liability is recorded under the heading “Interest expense – Financial liabilities at amortized cost” (see Note 32.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

As allowed by IFRS 16, consolidated balance sheet information as of December 31, 2018 and consolidated income statement information for the six months ended June 30, 2018 included in our Unaudited Condensed Interim Consolidated Financial Statements has not been restated retrospectively in this regard.

See “5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Application of IFRS 16”.

IAS 12 – “Income Taxes” Amendment

As part of the annual improvements to IFRS standards (2015-2017 cycle), IAS 12 - “Income Taxes” was amended for annual reporting periods beginning on or after January 1, 2019. According to the amended standard, an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. In accordance with the amended standard, we recorded the income tax consequences of dividends paid in the six months ended June 30, 2019 (amounting to €32 million income) under “Tax expense or income related to profit or loss from continuing operations” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 18). Such income tax consequences were previously recorded under “Total Equity”. Financial information for prior periods has not been restated retrospectively in this regard. If amended standard had been followed with respect to the six months ended June 30, 2018, it would have resulted in €38 million income for such period, which would have meant an increase of 1.5% of the consolidated profit of that period. The new standard has had no impact on our consolidated equity.

Hyperinflationary economies

In late 2018, the Group made a change with respect to the accounting policies for hyperinflationary economies in accordance with IAS 29 “Financial information in hyperinflationary economies”. For additional information on such change see “Presentation of Financial Information―Hyperinflationary Economies” in our 2018 Form 20-F.  In addition, in the third quarter of 2018, Argentina, which is part of the South America segment, was considered to be a hyperinflationary country for the first time, and we applied hyperinflation accounting in respect thereof with effect from January 1, 2018.  As a result thereof, the information for the six months ended June 30, 2018 has been restated for comparative purposes.

Changes in Operating Segments

During 2019, we changed the reporting structure of the BBVA Group’s operating segments as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, certain balance sheet intra-group adjustments between Corporate Center and the operating segments have been reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of December 31, 2018 and for the six months ended June 30, 2018 comparable with the information as of and for the six months ended June 30, 2019, as required by IFRS 8 “Information by business segments”, figures as of December 31, 2018 and for the six months ended June 30, 2018 have been recast in conformity with the new segment reporting structure.

For additional information on our current segments, see 4B.  “Business Overview―Operating Segments” and Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•          Average balances, when used, are based on the beginning and the month-end balances during each six- month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•          Unless otherwise stated, any reference to loans refers to both loans and advances.

•          Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•          Certain numerical information in this interim report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

•          Information has not been annualized except where explicitly stated.

3A. SELECTED INTERIM CONSOLIDATED FINANCIAL DATA

Except as indicated below, the historical financial information set forth below has been selected from, and should be read together with, the Unaudited Condensed Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six months ended June 30,
	2019	2018 (1)	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data)
Consolidated Statement of Income Data
Interest and other income	15,678	14,418	8.7
Interest expense	(6,691)	(5,828)	14.8
Net interest income	8,987	8,590	4.6
Dividend income	103	83	23.2
Share of profit or loss of entities accounted for using the equity method	(19)	13	n.m. (5)
Fee and commission income	3,661	3,553	3.1
Fee and commission expense	(1,191)	(1,073)	11.1
Net gains (losses) on financial assets and liabilities (2)	408	621	(34.2)
Exchange differences, net	134	74	79.7
Other operating income	337	554	(39.2)
Other operating expense	(995)	(1,062)	(6.3)
Income on insurance and reinsurance contracts	1,547	1,601	(3.4)
Expense on insurance and reinsurance contracts	(983)	(1,091)	(9.9)
Gross income	11,989	11,863	1.1
Administration costs	(5,084)	(5,297)	(4.0)
Depreciation and amortization	(790)	(599)	32.0
Provisions or reversal of provisions	(261)	(184)	41.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,777)	(1,606)	10.6
Net operating income	4,077	4,177	(2.4)
Impairment or reversal of impairment on non-financial assets	(44)	-	-
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	8	80	(90.5)
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	11	29	(62.8)
Operating profit before tax	4,052	4,286	(5.5)
Tax (expense) or income related to profit or loss from continuing operations	(1,136)	(1,222)	(7.1)
Profit from continuing operations	2,916	3,063	(4.8)
Profit from discontinued operations, net	-	-
Profit	2,916	3,063	(4.8)
Profit attributable to parent company	2,442	2,536	(3.7)
Profit attributable to non-controlling interests	475	528	(10.1)
Per share/ADS(3) Data
Profit from continuing operations	0.44	0.46
Diluted profit attributable to parent company (4)	0.34	0.36
Basic profit attributable to parent company	0.34	0.36
Dividends declared (In Euros)	-	-
Dividends declared (In U.S. dollars)	-	-
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580

(1)   Restated. See “Presentation of Financial Information—Hyperinflationary economies”.

(2)  Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(3)   Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(4)  Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period,  including the average number of estimated shares to be converted, excluding the weighted average number of treasury shares during the period (6,668 million shares for the six months ended June 30, 2019 and June 30, 2018).

(5)   Not meaningful.

	As of and for the six months ended June 30,	As of and for the year ended December 31,	As of and for the six months ended June 30,
	2019	2018 (1)	2018 (2)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	697,626	676,689	689,850
Net assets	54,690	52,874	52,278
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	430,930	419,660	426,349
Financial liabilities at amortized cost - Customer deposits	375,104	375,970	367,312
Debt certificates	66,677	63,970	62,349
Non-controlling interest	5,839	5,764	6,400
Total equity	54,690	52,874	52,278
Consolidated ratios
Profitability ratios:
Net interest margin (3)	2.64%	2.59%	2.51%
Return on average total assets (4)	0.9%	0.9%	0.9%
Return on average shareholders' funds (5)	9.0%	10.1%	9.8%
Credit quality data
Loan loss reserve (6)	12,174	12,217	13,498
Loan loss reserve as a percentage of financial assets at amortized cost	2.83%	2.91%	3.17%
Non-performing asset ratio (NPA ratio) (7)	3.84%	3.94%	4.40%
Impaired loans and advances to customers	16,009	16,349	18,627
Impaired loan commitments and guarantees to customers (8)	707	740	641
	16,716	17,089	19,268

Loans and advances to customers at amortized cost (9)	389,306	386,225	390,661
Loan commitments and guarantees to customers	45,650	47,575	47,554
	434,955	433,800	438,215

(1)  See “Presentation of Financial Information”. Recast consolidated income statement information for the year ended December 31, 2018 has been extracted from our Consolidated Financial Statements and is not included in our Unaudited Condensed Interim Consolidated Financial Statements.

(2)  Restated. See “Presentation of Financial Information—Hyperinflationary economies”.

(3)  Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2019 and June 30, 2018, respectively, net interest income is annualized by multiplying the net interest income for the period by two.

(4)  Represents profit attributable to parent company as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2019 and June 30, 2018, respectively, profit attributable to parent company is annualized by multiplying profit attributable to parent company for the period by two.

(5)  Represents profit attributable to parent company for the period as a percentage of average shareholders’ funds for the period. In order to calculate “Return on average shareholders’ funds” for the six months ended June 30, 2019 and June 30, 2018, respectively, profit attributable to parent company is annualized by multiplying profit attributable to parent company for the period by two.

(6)  Represents impairment losses on loans and advances at amortized cost.

(7)  Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.

(8)  We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would generally be lower for the periods covered, amounting to 3.68% as of June 30, 2019, 3.77% as of December 31, 2018 and 4.25% as of June 30, 2018.

(9)  Includes impaired loans and advances.

4B. Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking. We also have investments in some of Spain’s leading companies.

The Group is committed to offering a compelling digital proposition and is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. During the first six months of 2019, the number of digital and mobile customers and the volume of digital sales continued to increase.

In the second quarter of 2019, the Group carried out the unification of the BBVA brand in the countries in which it operates, replacing the local brand names in Argentina (Francés), the United States (Compass), Mexico (Bancomer), and Peru (Continental) with BBVA. The bank in Turkey has been renamed Garanti BBVA.

Operating Segments

Set forth below are the Group’s current six operating segments:

•       Spain;

•       The United States;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. BBVA’s 20% stake in Divarian Propiedad, S.A. (“Divarian”) is included in this unit. For more information regarding Divarian, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” and “Item 10. Additional Information—C. Material Contracts—Joint Venture Agreement with Cerberus” in the 2018 Form 20-F.

The breakdown of the Group’s total assets by operating segments and Corporate Center as of June 30, 2019 and December 31, 2018 is as follows:

	As of June 30, 2019	As of December 31, 2018 (1)
	(In Millions of Euros)
Spain	368,982	354,901
The United States	86,229	82,057
Mexico	105,366	97,432
Turkey	64,641	66,250
South America	56,433	54,373
Rest of Eurasia	20,209	18,834
Subtotal Assets by Operating Segment	701,860	673,848
Corporate Center and other adjustments	(4,234)	2,841

Total Assets BBVA Group	697,626	676,689

(1)   Recast. See “Presentation of Financial Information”.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the six months ended June 30, 2019 and June 30, 2018:

	Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2019	2018 (1)	2019	2018 (1)
	(In Millions of Euros)		(In percentage)
Spain	734	746	24.0	24.1
The United States	297	385	9.7	12.4
Mexico	1,287	1,200	42.1	38.8
Turkey	282	372	9.2	12.0
South America	404	332	13.2	10.7
Rest of Eurasia	55	60	1.8	1.9
Subtotal operating segments	3,058	3,094	100.0	100.0
Corporate Center	(616)	(558)
Profit attributable to parent company	2,442	2,536

(1)   Restated. See “Presentation of Financial Information—Hyperinflationary economies” and “Presentation of Financial Information—Changes in Operating Segments”.

The following table sets forth certain summarized information relating to the income of each operating segment and Corporate Center for the six months ended June 30, 2019 and June 30, 2018 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group
	(In Millions of Euros)
June 2019
Net interest income	1,808	1,217	3,042	1,353	1,613	84	(132)	8,987
Gross income	2,818	1,615	3,901	1,677	1,994	220	(236)	11,989
Net margin before provisions (1)	1,190	655	2,611	1,084	1,215	78	(718)	6,115
Operating profit/(loss) before tax	1,027	363	1,783	726	847	69	(762)	4,052
Profit attributable to parent company	734	297	1,287	282	404	55	(616)	2,442
June 2018 (2)
Net interest income	1,852	1,082	2,648	1,510	1,553	83	(137)	8,590
Gross income	3,023	1,437	3,465	1,924	1,987	217	(188)	11,863
Net margin before provisions (1)	1,336	544	2,309	1,245	1,078	77	(621)	5,967
Operating profit/(loss) before tax	1,056	493	1,654	964	724	93	(698)	4,286
Profit attributable to parent company	746	385	1,200	372	332	60	(558)	2,536

(1)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(2)   Restated. See “Presentation of Financial Information—Hyperinflationary economies” and “Presentation of Financial Information—Changes in Operating Segments”.

The following tables set forth information relating to the balance sheet of the operating segments, Corporate Center and other adjustments as of June 30, 2019 and December 31, 2018:

	As of June 30, 2019

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and other adjustments
	(In Millions of Euros)
Total Assets	368,982	86,229	105,366	64,641	56,433	20,209	701,860	(4,234)
Cash, cash balances at central banks and other demand deposits	12,157	7,504	10,051	7,687	7,662	217	45,278	(712)
Financial assets designated at fair value (1)	127,397	10,283	28,405	5,257	7,378	511	179,231	(4,177)
Financial assets at amortized cost	200,008	64,839	61,510	49,119	37,996	19,144	432,617	(1,687)
Loans and advances to customers	171,081	60,130	54,432	39,286	35,712	17,552	378,193	(1,038)
Total Liabilities	360,104	82,253	100,047	62,001	53,898	19,363	677,665	(29,485)
Financial liabilities held for trading and designated at fair value through profit or loss	80,487	1,475	20,682	2,275	1,931	43	106,893	(6,614)
Financial liabilities at amortized cost- Customer deposits	180,434	63,122	52,960	39,456	36,896	4,294	377,162	(2,058)
Total Equity	8,878	3,976	5,319	2,640	2,535	846	24,194	30,494
Assets under management	64,370	-	23,419	2,983	12,577	454	103,804
Mutual funds	40,352	-	20,292	872	4,165	-	65,681
Pension funds	23,983	-	-	2,111	8,412	454	34,960
Other placements	35	-	3,127	-	-	-	3,162

(1)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2018 (1)

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating Segments	Corporate Center and other adjustments
	(In Millions of Euros)
Total Assets	354,901	82,057	97,432	66,250	54,373	18,834	673,848	2,841
Cash, cash balances at central banks and other demand deposits	28,545	4,835	8,274	7,853	8,987	238	58,732	(536)
Financial assets designated at fair value (2)	107,320	10,481	26,022	5,506	5,634	504	155,467	(2,564)
Financial assets at amortized cost	195,467	63,539	57,709	50,315	36,649	17,799	421,477	(1,818)
Loans and advances to customers	170,438	60,808	51,101	41,478	34,469	16,598	374,893	(867)
Of which:
Residential mortgages	74,543	10,990	9,197	3,530	6,629	1,821	106,709
Consumer finance	11,749	9,187	12,145	9,145	9,431	420	52,077
Loans	9,665	8,467	7,347	5,265	7,374	410	38,528
Credit cards	2,083	720	4,798	3,880	2,058	10	13,549
Loans to enterprises	52,514	32,862	20,493	27,657	16,975	13,685	164,186
Loans to public sector	17,070	5,400	5,726	95	1,078	414	29,784
Total Liabilities	345,592	77,976	90,961	63,657	52,683	18,052	648,921	(25,106)
Financial liabilities held for trading and designated at fair value through profit or loss	71,033	234	18,028	1,852	1,357	42	92,545	(4,778)
Financial liabilities at amortized cost- Customer deposits	183,414	63,891	50,530	39,905	35,842	4,876	378,456	(2,486)
Of which:
Current and savings accounts	142,912	41,213	38,167	12,530	22,959	3,544	261,324
Time deposits	40,072	16,856	11,593	27,367	12,829	1,333	110,051
Total Equity	9,309	4,082	6,471	2,593	1,690	782	24,927	27,947
Assets under management	62,559	-	20,647	2,894	11,662	388	98,150
Mutual funds	39,250	-	17,733	669	3,741	-	61,393
Pension funds	23,274	-	-	2,225	7,921	388	33,807
Other placements	35	-	2,914	-	-	-	2,949

(1)   Recast. See “Presentation of Financial Information”.

(2)   Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain

This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The main business units included in this operating segment are:

•            Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•            Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•            Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•            Other units: which includes the insurance business unit in Spain (BBVA Seguros), the Asset Management unit, which manages Spanish mutual funds and pension funds, and lending to real estate developers and foreclosed real estate assets (including assets from the previous Non-Core Real Estate operating segment), as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €127,397 million, a 18.7% increase from the €107,320 million recorded as of December 31, 2018, mainly as a result of increased debt securities in the “Financial assets held for trading” and the “Financial assets at fair value through other comprehensive income” portfolios, in particular, there was an increase in Spanish government debt securities, and to a lesser extent, in foreign government debt securities, which more than offset the decrease in U.S. government debt securities, and increased loans to the retail segments. Also, there has been a contribution from the acceleration in commercial portfolios.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €200,008 million, a 2.3% increase compared with the €195,467 million recorded as of December 31, 2018. Within this heading, loans and advances to customers amounted to €171,081 million as of June 30, 2019, an increase of 0.4% from the €170,438 million recorded as of December 31, 2018.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2019 amounted to €80,487 million, a 13.3% increase compared with the €71,033 million recorded as December 31, 2018, mainly as a result of the increase in repurchase agreements.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €180,434 million, a 1.6% decrease compared with the €183,414 million recorded as of December 31, 2018 mainly as a result of the decrease in time deposits.

Mutual funds of this operating segment as of June 30, 2019 amounted to €40,352 million, a 2.8% increase from the €39,250 million recorded as of December 31, 2018, mainly due to new contributions.

Pension funds of this operating segment as of June 30, 2019 amounted to €23,983 million, a 3.0% increase compared with the €23,274 million recorded as of December 31, 2018.

This operating segment’s non-performing loan ratio decreased to 4.6% as of June 30, 2019 from 5.1% as of December 31, 2018, mainly due to a 9.7% decrease in the balance of non-performing loans in the period (€9,096 million as of June 30, 2019 and €10,073 million as of December 31, 2018). This operating segment’s non-performing loan coverage ratio increased to 58% as of June 30, 2019 from 57% as of December 31, 2018.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for 90.8% of this operating segment’s balance sheet as of June 30, 2019. Given the importance of BBVA Compass in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 0.6% against the euro as of June 30, 2019 compared with December 31, 2018, positively affecting the business activity of the United States operating segment as of June 30, 2019 expressed in euros. See “5A.Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €10,283 million, a 1.9% decrease from the €10,481 million recorded as of December 31, 2018, mainly due to a fall in both U.S. Treasury and other U.S. government agencies and agency mortgage-backed securities.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €64,839 million, a 2.0% increase compared with the €63,539 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of June 30, 2019 amounted to €60,130 million, a 1.1% decrease compared with the €60,808 million recorded as of December 31, 2018, mainly due to a decrease in commercial loans, in particular, in real estate mortgage loans.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €63,122 million, a 1.2% decrease compared with the €63,891 million recorded as of December 31, 2018.

The non-performing loan ratio of this operating segment as of June 30, 2019 and as of December 31, 2018 was 1.3%. This operating segment’s non-performing loan coverage ratio increased to 91% as of June 30, 2019, from 85% as of December 31, 2018, mainly due to the decrease in non-performing loans.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by BBVA Bancomer. Since 2018, it also includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous periods).

The Mexican peso appreciated 3.1% against the euro as of June 30, 2019 compared with December 31, 2018, positively affecting the business activity of the Mexico operating segment as of June 30, 2019 expressed in euros. See “5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €28,405 million, a 9.2% increase from the €26,022 million recorded as of December 31, 2018, mainly as a result of increased reverse repurchase agreements and debt securities within the “Financial assets held for trading” portfolio and due to the appreciation of the Mexican peso against the euro.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €61,510 million, a 6.6% increase compared with the €57,709 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of June 30, 2019 amounted to €54,432 million, a 6.5% increase compared with the €51,101 million recorded as of December 31, 2018, mainly due to higher loans to non-financial entities and households and, to a lesser extent, the appreciation of the Mexican peso against the euro.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2019 amounted to €20,682 million, a 14.7% increase compared with the €18,028 million recorded as of December 31, 2018, mainly as a result of increased repurchase agreements and, to a lesser extent, the appreciation of the Mexican peso against the euro.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €52,960 million, a 4.8% increase compared with the €50,530 million recorded as of December 31, 2018, primarily due to the increase in both demand deposits and time deposits (which increased by 6.6% and 3.7%, respectively, year-on-year) due in part to the appreciation of the Mexican peso against the euro.

Mutual funds of this operating segment as of June 30, 2019 amounted to €20,292 million, a 14.4% increase compared with the €17,733 million recorded as of December 31, 2018, primarily due to the growth in investment funds and, to a lesser extent, the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio was 2.2% as of June 30, 2019 and 2.1% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio decreased to 148% as of June 30, 2019 from 154% as of December 31, 2018, due to a decrease of 1.5% in the provisions.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti BBVA and its consolidated subsidiaries, which are mainly carried out in Turkey and, to a lesser extent, in Romania and the Netherlands.

The Turkish lira depreciated 7.7% against the euro as of June 30, 2019 compared to December 31, 2018, negatively affecting the business activity of the Turkey operating segment as of June 30, 2019 expressed in euros. See “5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €5,257 million, a 4.5% decrease from the €5,506 million recorded as of December 31, 2018, mainly as a result of the contraction in loans denominated in U.S. dollars, the downward trend in consumer loans and the depreciation of the Turkish lira. This was partially offset by the increase in Turkish lira-denominated corporate banking loans as a result of the recently launched CGF-Credit Guarantee Fund, which is intended to support SMEs and entrepreneurs and pursuant to which loans are provided with Turkish Treasury-backed credit guarantees.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €49,119 million a 2.4% decrease compared with the €50,315 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of June 30, 2019 amounted to €39,286 million, a 5.3% decrease compared with the €41,478 million recorded as of December 31, 2018, mainly due to the depreciation of the Turkish lira and the contraction of mortgage and car loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2019 amounted to €2,275 million, a 22.9% increase compared with the €1,852 million recorded as of December 31, 2018, mainly as a result of the increase in debt certificates.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €39,456 million, a 1.1% decrease compared with the €39,905 million recorded as of December 31, 2018, mainly due to the depreciation of the Turkish lira.

Mutual funds in this operating segment as of June 30, 2019 amounted to €872 million, a 30.3% increase compared with the €669 million recorded as of December 31, 2018, mainly due to the positive growth in money market related funds due to positive market performance.

Pension funds in this operating segment as of June 30, 2019 amounted to €2,111 million, a 5.1% decrease compared with the €2,225 million recorded as of December 31, 2018, mainly due to the depreciation of the Turkish lira.

The non-performing loan ratio of this operating segment as of June 30, 2019 was 6.3% compared with 5.3% as of December 31, 2018 mainly as a result of increased impairments of wholesale loans affected by the deteriorating macroeconomic scenario. This operating segment’s non-performing loan coverage ratio decreased to 75% as of June 30, 2019 from 81% as of December 31, 2018, mainly due to the increase in the balance of non-performing loans as of June 30, 2019 in comparison with the balance recorded as of December 31, 2018.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

As of June 30, 2019, the Argentine peso depreciated 11.2% against the euro compared to December 31, 2018, while the Colombian peso and the Peruvian sol appreciated against the euro, compared to December 31, 2018, by 2.9% and 3.3%, respectively. Overall, changes in exchanges rates have negatively affected the business activity of the South America operating segment expressed in euros. See “5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates”.

At year-end 2018, the Argentinian economy was considered to be hyperinflationary as defined by IAS 29 (see “Item 5. Operating and Financial Review and Prospects—Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Hyperinflationary economies” of our 2018 Form 20-F).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €7,378 million, a 31.0% increase compared with the €5,634 million recorded as of December 31, 2018, mainly attributable to the positive evolution of credit cards and loans to enterprises.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €37,996 million, a 3.7% increase compared with the €36,649 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of June 30, 2019 amounted to €35,712 million, a 3.6% increase compared with the €34,469 million recorded as of December 31, 2018, mainly as a result of increases in Colombia and Peru.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €36,896 million, a 2.9% increase compared with the €35,842 million recorded as of December 31, 2018. By country, customer deposits increased in Peru and Colombia.

Mutual funds in this operating segment as of June 30, 2019 amounted to €4,165 million, an 11.3% increase compared with the €3,741 million recorded as of December 31, 2018, mainly due to Argentina.

Pension funds in this operating segment as of June 30, 2019 amounted to €8,412 million, a 6.2% increase compared with the €7,921 million recorded as of December 31, 2018, mainly as a result of an increase in pension funds in Bolivia.

The non-performing loan ratio of this operating segment as of June 30, 2019 increased to 4.4% compared with 4.3% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio decreased to 95% as of June 30, 2019, from 97% as of December 31, 2018, mainly due to the increase in the balance of non-performing loans as of June 30, 2019 compared to the balance recorded as of December 31, 2018.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, except for those businesses comprised in our Spain and Turkey operating segments.

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2019 amounted to €511 million, a 1.3% increase compared with the €504 million recorded as of December 31, 2018.

Financial assets at amortized cost of this operating segment as of June 30, 2019 amounted to €19,144 million, a 7.6% increase compared with the €17,799 million recorded as of December 31, 2018. Within this heading, loans and advances to customers of this operating segment as of June 30, 2019 amounted to €17,552 million, a 5.7% increase compared with the €16,598 million recorded as of December 31, 2018, mainly as a result of an increase in enterprise loans and the growth in Asia.

Customer deposits at amortized cost of this operating segment as of June 30, 2019 amounted to €4,294 million, an 11.9% decrease compared with the €4,876 million recorded as of December 31, 2018, due to the negative interest rate environment.

Pension funds in this operating segment as of June 30, 2019 amounted to €454 million, a 17.1% increase compared with the €388 million recorded as of December 31, 2018, mainly due to increases in the business in Portugal.

The non-performing loan ratio of this segment as of June 30, 2019 was 1.4% compared with 1.7% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio increased to 98% as of June 30, 2019, from 83% as of December 31, 2018.

4E. Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.

Financial information as of and for the six months ended  June 30, 2018 has been restated for comparability purposes. See “Presentation of Financial Information”.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six months ended June 30, 2019			Six months ended June 30, 2018
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	48,217	135	0.57%	38,855	55	0.29%
Domestic	17,386	27	0.32%	17,861	21	0.24%
Foreign	30,831	108	0.71%	20,994	33	0.32%
Debt securities and derivatives	177,847	2,803	3.20%	182,680	2,252	2.50%
Domestic	106,173	537	1.03%	117,373	583	1.01%
Foreign	71,674	2,266	6.41%	65,307	1,669	5.18%
Financial assets	412,351	12,605	6.20%	419,400	12,052	5.83%
Loans and advances to central banks	5,023	146	5.90%	6,797	122	3.63%
Loans and advances to credit institutions	28,492	408	2.90%	25,544	327	2.60%
Loans and advances to customers	378,837	12,051	6.45%	387,059	11,603	6.08%
In euros	181,750	1,708	1.91%	184,002	1,677	1.85%
Domestic	157,350	1,673	2.16%	173,243	1,641	1.92%
Foreign	24,400	36	0.30%	10,759	36	0.68%
In other currency	197,087	10,343	10.64%	203,057	9,926	9.91%
Domestic	16,396	304	3.76%	14,074	228	3.29%
Foreign	180,691	10,039	11.27%	188,983	9,698	10.41%
Other assets (2)	46,563	135	0.59%	46,467	59	0.26%
Total average assets (3)	684,978	15,678	4.64%	687,403	14,418	4.25%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Includes “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures, associates and unconsolidated subsidiaries”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets”, “Non-current assets and disposal groups held for sale” and “Equity instruments”.

(3)   Foreign activity represented 49.96% of the total average assets for the six months ended June 30, 2019 and 46.28% for the six months ended June 30, 2018.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities

	Six months ended June 30, 2019			Six months ended June 30, 2018
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	62,299	1,057	3.44%	67,739	1,140	3.41%
Customer deposits	375,513	3,733	2.02%	374,067	3,529	1.91%
In euros	183,761	101	0.11%	177,909	167	0.19%
Domestic	158,754	96	0.12%	168,585	161	0.19%
Foreign	25,008	5	0.04%	9,324	6	0.13%
In other currency	191,752	3,632	3.84%	196,158	3,363	3.48%
Domestic	8,837	127	2.92%	10,143	51	1.01%
Foreign	182,915	3,505	3.89%	186,014	3,312	3.61%
Debt certificates	76,494	962	2.55%	78,620	861	2.22%
Other liabilities (2)	116,478	940	1.64%	114,307	904	1.60%
Total average liabilities	630,784	6,691	2.15%	634,733	6,435	2.06%
Total Equity	54,194	-	-	52,670	-	-
Total average liabilities and equity (3)	684,978	6,691	1.98%	687,403	5,828	1.72%

(1)   Rates have been presented on a non-taxable equivalent basis.

(2)   Includes “Financial liabilities held for trading”, “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”.

(3)   Foreign activity represented 52.00% of the total average liabilities for the six months ended June 30, 2019 and 48.26% for the six months ended June 30, 2018.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2019 compared with the six months ended June 30, 2018 and the six months ended June 30, 2018 compared with the six months ended June 30, 2017. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	For the six months ended June 30, 2019/June 30, 2018
	Increase (Decrease) Due To Changes In
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	13	67	80
Securities portfolio and derivatives	(60)	610	551
Loans and advances to central banks	(32)	56	25
Loans and advances to credit institutions	38	43	81
Loans and advances to customers	(246)	694	448
In euros	(21)	52	31
Domestic	(151)	182	32
Foreign	130	(130)	-
In other currencies	(292)	708	417
Domestic	38	38	76
Foreign	(330)	671	341
Other assets	-	76	76
Total income			1,260
Interest expense
Deposits from central banks and credit institutions	(92)	8	(83)
Customer deposits	14	190	204
In euros	5	(71)	(66)
Domestic	(9)	(55)	(65)
Foreign	15	(16)	(1)
In other currencies	(76)	345	269
Domestic	(7)	83	77
Foreign	(69)	262	193
Debt certificates	(23)	124	100
Other liabilities	6	637	643
Total expense			863
Net interest income			396

(1)    The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)    The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2018/June 30, 2017
	Increase (Decrease) Due To Changes In
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	1	48	49
Securities portfolio and derivatives	(4)	(185)	(189)
Loans and advances to central banks	(67)	40	(27)
Loans and advances to credit institutions	(3)	186	183
Loans and advances to customers	(699)	996	297
In euros	(118)	80	(38)
Domestic	(130)	92	(37)
Foreign	12	(12)	-
In other currencies	(532)	867	335
Domestic	(23)	52	28
Foreign	(508)	815	307
Other assets	(39)	(161)	(200)
Total income			113
Interest expense
Deposits from central banks and credit institutions	(258)	460	202
Customer deposits	(172)	678	505
In euros	(11)	(66)	(78)
Domestic	(10)	(66)	(77)
Foreign	(1)	-	(1)
In other currencies	(185)	768	583
Domestic	(6)	28	23
Foreign	(179)	740	560
Debt certificates	(76)	72	(4)
Other liabilities	208	(586)	(378)
Total expense			326
Net interest income			(213)

 (1)   The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

 (2)   The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2019	2018
	(In Millions of Euros, except %)
Average interest earning assets	638,415	640,936
Gross yield (1)	2.5%	2.2%
Net yield (2)	2.3%	2.1%
Net interest margin (3)	1.4%	1.3%
Average effective rate paid on interest-bearing liabilities	1.3%	1.1%
Spread (4)	1.2%	1.1%

(1)   “Gross yield” represents total interest income divided by average interest earning assets.

(2)   “Net yield” represents total interest income divided by total average assets.

(3)   “Net interest margin” represents net interest income as percentage of average interest earning assets.

(4)    Spread is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2019, interbank deposits (excluding deposits with central banks) represented 5.1% of our total assets. Of such interbank deposits, 10.6% were held outside of Spain and 89.4% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2019, our total securities portfolio was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €138,318 million, representing 19.8% of our total assets. €25,261 million, or 18.3%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2019 on the investment securities that BBVA held was 4.6%, compared with an average yield of approximately 6.2% earned on loans and advances during the six months ended June 30, 2018. For a discussion of our investments in affiliates, see Note 15 to our Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Note 7 to our Unaudited Condensed Interim Consolidated Financial Statements.

The following tables analyze the amortized cost and fair value, as of June 30, 2019 and December 31, 2018, respectively, of debt securities recorded under “Financial assets at fair value through other comprehensive income” in our Unaudited Condensed Interim Consolidated Financial Statements. Financial assets held for trading, non-trading financial assets mandatorily at fair value through profit or loss and financial assets designated at fair value through profit or loss are not included in the tables below because the amortized costs and fair values of these items are the same. See Notes 7 and 12 to our Unaudited Condensed Interim Consolidated Financial Statements.

	As of June 30, 2019
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	26,138	27,213	1,085	(10)
Spanish Government and other government agencies debt securities	24,304	25,261	967	(10)
Other debt securities	1,834	1,951	118	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	894	967	73	-
Issued by other institutions	940	984	45	-
Foreign	33,529	33,506	523	(548)
The United States	11,442	11,449	87	(80)
U.S. Treasury and other U.S. Government agencies debt securities	4,831	4,874	52	(8)
States and political subdivisions debt securities	3,389	3,374	9	(24)
Other debt securities	3,222	3,200	26	(48)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	98	100	2	-
Issued by other institutions	3,124	3,100	24	(48)
Mexico	6,209	6,150	17	(77)
Mexican Government and other government agencies debt securities	5,249	5,210	15	(54)
Other debt securities	960	940	2	(23)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	68	68	-	(1)
Issued by other institutions	892	872	2	(22)
Turkey	4,033	3,756	17	(293)
Turkey Government and other government agencies debt securities	3,893	3,620	17	(290)
Other debt securities	140	136	-	(4)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	140	136	-	(4)
Issued by other institutions	-	-	-	-
Other countries	11,845	12,150	403	(98)
Other foreign governments and other government agencies debt securities	6,659	6,840	237	(56)
Other debt securities	5,186	5,310	166	(41)
Issued by Central Banks	1,278	1,273	3	(7)
Issued by credit institutions	1,715	1,814	117	(18)
Issued by other institutions	2,194	2,224	46	(16)
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	59,667	60,718	1,608	(558)

(1)   Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values for unlisted securities are based on our estimates and valuation techniques. See Note 12 to the Unaudited Condensed Interim Consolidated Financial Statements.

	As of December 31, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	18,802	19,553	761	(10)
Spanish Government and other government agencies debt securities	17,205	17,857	661	(9)
Other debt securities	1,597	1,696	100	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	793	855	63	-
Issued by other institutions	804	841	37	(1)
Foreign	34,521	34,157	392	(758)
The United States	14,507	14,338	47	(217)
U.S. Treasury and other U.S. Government agencies debt securities	7,285	7,258	29	(56)
States and political subdivisions debt securities	3,942	3,872	8	(79)
Other debt securities	3,280	3,208	10	(82)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	49	50	1	-
Issued by other institutions	3,231	3,158	9	(82)
Mexico	6,299	6,163	6	(142)
Mexican Government and other government agencies debt securities	5,286	5,169	4	(121)
Other debt securities	1,013	994	2	(21)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	35	34	-	(1)
Issued by other institutions	978	961	2	(20)
Turkey	4,164	3,916	20	(269)
Turkey Government and other government agencies debt securities	4,007	3,771	20	(256)
Other debt securities	157	145	-	(13)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	157	145	-	(13)
Issued by other institutions	-	-	-	-
Other countries	9,551	9,740	319	(130)
Other foreign governments and other government agencies debt securities	4,510	4,601	173	(82)
Other debt securities	5,041	5,139	146	(48)
Issued by Central Banks	987	986	2	(4)
Issued by credit institutions	1,856	1,947	111	(20)
Issued by other institutions	2,197	2,206	33	(25)
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	53,323	53,709	1,153	(768)

(1)   Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values for unlisted securities are based on our estimates and valuation techniques. See Note 12 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2019, the carrying amount of debt securities classified within the fair value through other comprehensive income portfolio by rating categories defined by external rating agencies were as follows:

	As of June 30, 2019
	Debt Securities at Fair Value through Other Comprehensive Income
	Carrying Amount (In Millions of Euros)	Percentage of Total (%)
AAA	1,785	2.9%
AA+	8,848	14.6%
AA	257	0.4%
AA-	307	0.5%
A+	2,453	4.0%
A	578	1.0%
A-	11,389	18.8%
BBB+	22,439	37.0%
BBB	3,947	6.5%
BBB-	1,868	3.1%
BB+ or below	4,706	7.8%
Without rating	2,140	3.5%
TOTAL	60,718	100%

The following tables analyze the amortized cost and fair value, as of June 30, 2019 and December 31, 2018, of our equity securities recorded under “Financial assets at fair value through other comprehensive income” in the Unaudited Condensed Interim Consolidated Financial Statements (see Note 12).

	As of June 30, 2019
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	2,178	1,937	1	(242)
Equity listed	2,172	1,930	-	(242)
Equity unlisted	6	6	1	-
Foreign	556	676	133	(13)
United States	419	487	68	-
Equity listed	30	70	40	-
Equity unlisted	389	416	28	-
Other countries	137	189	65	(13)
Equity listed	72	90	31	(13)
Equity unlisted	65	99	35	(1)
TOTAL EQUITY SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	2,734	2,613	134	(255)
TOTAL INVESTMENT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	62,401	63,331	1,742	(813)

(1)   Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values for unlisted securities are based on our estimates and valuation techniques. See Note 12 to our Unaudited Condensed Interim Consolidated Financial Statements.

	As of December 31, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	2,178	1,969	1	(210)
Equity listed	2,172	1,962	-	(210)
Equity unlisted	6	7	1	-
Foreign	543	627	97	(13)
United States	408	448	40	-
Equity listed	20	37	17	-
Equity unlisted	388	411	23	-
Other countries	135	179	57	(13)
Equity listed	70	84	26	(12)
Equity unlisted	65	95	31	(1)
TOTAL EQUITY SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	2,721	2,595	98	(223)
TOTAL INVESTMENT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	56,044	56,304	1,251	(991)

(1)   Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values for unlisted securities are based on our estimates and valuation techniques. See Note 12 to the Unaudited Condensed Interim Consolidated Financial Statements.

Loans and Advances to Credit Institutions and Central Banks

As of June 30, 2019, our total loans and advances to credit institutions and central banks amounted to €41,190 million, or 5.9% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €16,445 million, or 2.4% of total assets. Net of our impairment losses, total loans and advances to credit institutions and central banks at amortized cost amounted to €16,421 million as of June 30, 2019, or 2.4% of total assets.

Loans and Advances to Customers

As of June 30, 2019, our total loans and advances to customers amounted to €402,747 million, or 57.7% of total assets. Net of our impairment losses, total loans and advances to customers amounted to €390,596 million as of June 30, 2019, or 55.9% of our total assets. As of June 30, 2019 our total loans and advances to customers in Spain amounted to €169,774 million. Our total loans and advances to customers outside Spain amounted to €232,972 million as of June 30, 2019. For a discussion of certain mandatory ratios relating to our loan portfolio, see “Item 4.Information on the Company—B. Business Overview—Supervision and Regulation—Capital Requirements” and “~~—~~Item 4. Information on the Company—B.  Business Overview— Supervision and Regulation—Investment Ratio” in our 2018 Form 20-F.

Loans by Geographic Area

The following table shows our net loans and advances to customers as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2019	2018	2018
	(In Millions of Euros)

Domestic	169,774	171,361	174,282
Foreign
Western Europe	29,722	29,322	24,915
The United States	61,152	61,497	58,038
Mexico	57,735	53,772	52,136
Turkey	38,790	40,641	46,963
South America	39,845	38,680	40,296
Other	5,728	4,777	4,613
Total foreign	232,972	228,688	226,960
Total loans and advances	402,747	400,049	401,243
Impairment losses	(12,151)	(12,199)	(13,486)
Total net lending (1)	390,596	387,850	387,757

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of impairment losses.

Loans by Type of Customer

The following table shows our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country:

	As of June 30, 2019	As of December 31, 2018	As of June 30, 2018

	(In Millions of Euros)
Domestic
Government	16,063	16,671	17,384
Agriculture	1,198	1,118	1,048
Industrial	14,513	14,683	13,337
Real estate and construction	9,915	10,671	11,140
Commercial and financial	16,104	17,131	17,676
Loans to individuals(1)	98,790	98,131	100,387
Other	13,191	12,955	13,311
Total Domestic	169,774	171,361	174,282
Foreign
Government	13,995	13,900	13,800
Agriculture	2,758	2,566	2,594
Industrial	42,490	41,954	40,649
Real estate and construction	18,796	18,499	19,275
Commercial and financial	39,899	36,571	34,704
Loans to individuals(1)	81,841	80,224	79,492
Other	33,193	34,973	36,446
Total Foreign	232,972	228,688	226,960
Total Loans and Advances	402,747	400,049	401,243
Impairment losses	(12,151)	(12,199)	(13,486)
Total net lending(2)	390,596	387,850	387,757

(1)   Includes mortgage loans to households for the acquisition of housing.

(2)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of impairment losses.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of June 30, 2019, December 31, 2018 and June 30, 2018:

	As of June 30, 2019	As of December 31, 2018	As of June 30, 2018
	(In Millions of Euros)

In euros	194,195	193,702	189,196
In other currencies	196,401	194,148	198,561
Total net lending (1)	390,596	387,850	387,757

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of impairment losses.

As of June 30, 2019, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,403 million, compared with €1,866 million as of December 31, 2018. Loans and advances outstanding to the Spanish government and its agencies amounted to €16,063 million, or 4.1% of our total loans and advances to customers as of June 30, 2019, compared with the €16,671 million, or 4.2% of our total loans and advances to customers as of December 31, 2018. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2019 (which is the latest available information) excluding government-related loans, amounted to €22,655  million or approximately 5.3% of our total outstanding loans and advances. As of June 30, 2019 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed above.

Maturity and Interest Sensitivity

The following table sets forth a breakdown by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of June 30, 2019. The determination of maturities is based on contract terms.

		Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	6,049	3,305	6,710	16,063
Agriculture	344	434	419	1,198
Industrial	5,758	4,878	3,877	14,513
Real estate and construction	1,869	3,294	4,752	9,915
Commercial and financial	9,116	4,544	2,443	16,104
Loans to individuals	6,935	9,203	82,652	98,790
Other	3,980	5,135	4,077	13,191
Total Domestic	34,051	30,792	104,930	169,774
Foreign
Government	1,794	2,581	9,620	13,995
Agriculture	1,564	859	336	2,758
Industrial	16,179	18,690	7,621	42,490
Real estate and construction	5,206	8,943	4,647	18,796
Commercial and financial	25,028	12,553	2,318	39,899
Loans to individuals	11,832	28,441	41,568	81,841
Other	9,883	15,012	8,298	33,193
Total Foreign	71,486	87,079	74,408	232,972
Total loans and advances (1)	105,537	117,871	179,339	402,747

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of more than one year as of June 30, 2019.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in More Than One Year
	Domestic	Foreign	Total
		(In Millions of Euros)

Fixed rate	56,972	67,787	124,759
Variable rate	78,751	93,700	172,450
Total loans and advances (1)	135,723	161,487	297,210

(1)   Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”.

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” in our 2018 Form 20-F.

The following table provides information regarding our loan loss reserve and movements of loan charge-offs and recoveries with respect to customers and credit institutions for the periods indicated.

	As of and for the six months ended June 30,	As of and for the Year Ended December 31,	As of and for the six months ended June 30,
	2019	2018	2018
	(In Millions of Euros)
Loan loss reserve at beginning of period:
Domestic	5,774	7,234	7,234
Foreign	6,437	5,550	5,550
First implementation of IFRS 9	-	1,171	1,171
Total Loan loss reserve at beginning of period	12,211	13,955	13,955

Loans charged off: (1)
Total domestic	(552)	(2,818)	(669)
Total foreign	(809)	(1,956)	(628)
Total Loans charged off:	(1,361)	(4,774)	(1,297)

Provision for loan losses:
Domestic	307	910	399
Foreign	1,665	3,659	1,374
Total Provision for loan losses	1,972	4,569	1,773

Acquisition and disposition of subsidiaries	-	-	-
Effect of foreign currency translation	(81)	(239)	(422)
Other	(566)	(1,301)	(511)

Loan loss reserve at end of period:
Domestic	5,291	5,774	7,683
Foreign	6,883	6,437	5,815
Total Loan loss reserve at end of period	12,174	12,211	13,498
Loan loss reserve as a percentage of loans and advances at amortized cost at end of period	3.09%	3.19%	3.17%
Net loan charge-offs as a percentage of loans and advances at amortized cost at end of period	0.35%	1.25%	0.30%

(1)   Domestic loans charged off in 2018 were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €1,361 million during the six months ended June 30, 2019 compared with the €4,774 million during the year ended December 31, 2018 and the €1,297 million during the six months ended June 30, 2018.

Our loan loss reserves as a percentage of total loans and advances to customers and credit institutions decreased to 3.09% as of June 30, 2019 from 3.19% as of December 31, 2018.

Impaired Loans

Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2019 and 2018 was €214 million and €220 million, respectively.

The following table provides information regarding our impaired loans of customers and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2019	2018
	(In Millions of Euros)
Impaired loans
Domestic	8,568	9,436
Public sector	99	112
Other resident sector	8,469	9,324
Foreign	7,442	6,923
Public sector	6	16
Other non-resident sector	7,436	6,906
Total impaired loans	16,009	16,359
Total loan loss reserve	(12,174)	(12,211)
Impaired loans net of reserves	3,835	4,148
Impaired loans as a percentage of loans and advances at amortized cost	4.04%	4.27%
Impaired loans (net of reserve) as a percentage of loans and advances at amortized cost	0.97%	1.08%

Our total impaired loans to customers and credit institutions amounted to €16,009 million as of June 30, 2019, a 2.1% decrease compared with €16,359 million as of December 31, 2018. This decrease was mainly attributable to the reduction of the Group’s exposure to loans to households.

Our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2019, the loan loss reserve amounted to €12,174 million, a 0.3% decrease compared with the €12,211 million recorded as of December 31, 2018.

The following tables provide information regarding impaired loans to customers and credit institutions recorded under “Financial assets at amortized cost” and accumulated impairment taken for each loan category, as of June 30, 2019, by type of customer:

	Impaired Loans	Loan Loss Reserve (1)	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	99	(58)	0.62%
Credit institutions	-	-	-
Other sectors	8,469	(5,016)	5.51%
Agriculture	55	(37)	4.63%
Industrial	715	(522)	4.93%
Real estate and construction	1,401	(910)	14.13%
Commercial and other financial	1,220	(820)	7.58%
Loans to individuals	4,402	(2,124)	4.46%
Other	676	(603)	5.12%
Total Domestic	8,568	(5,074)	5.0%
Foreign:
Government	6	(34)	0.04%
Credit institutions	10	(16)	0.55%
Other sectors	7,426	(7,050)	3.39%
Agriculture	87	(75)	3.16%
Industrial	1,753	(1,235)	4.12%
Real estate and construction	880	(534)	4.68%
Commercial and other financial	774	(744)	1.94%
Loans to individuals	2,992	(3,601)	3.66%
Other	940	(862)	2.83%
Total Foreign	7,442	(7,100)	3.19%
Total	16,009	(12,174)	3.98%

(1)   Includes impairment of Stage 1, 2 and 3 loans recorded under “Financial assets at amortized cost”.

Troubled Debt Restructurings

As of June 30, 2019, of the total troubled debt restructurings of €16,448 million, €7,159 million were not considered impaired loans.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 14.1% as of June 30, 2019 (compared with 15.2% as of December 31, 2018), substantially higher than the average non-performing asset ratio for all of our domestic activities (5.0% as of June 30, 2019 and 5.5% as of December 31, 2018) and the average non-performing asset ratio for all of our consolidated activities (3.8% as of June 30, 2019 and 3.9% as of December 31, 2018). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 17.5% as of June 30, 2019 (compared with 17.2% as of December 31, 2018).

Foreign Country Outstandings

The following table sets forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2019 and December 31, 2018. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	As of June 30, 2019		As of December 31, 2018
	Amount	% of Total Assets	Amount	% of Total Assets

	(In Millions of Euros, Except Percentages)
United Kingdom	4,958	0.7%	7,114	1.1%
Mexico	1,389	0.2%	2,217	0.3%
Turkey	435	0.1%	5,060	0.7%
Other OECD (Organization for Economic Co-operation and Development)	8,404	1.2%	7,779	1.1%
Total OECD	15,185	2.2%	22,170	3.3%
Central and South America	2,545	0.4%	2,720	0.4%
Other	5,267	0.8%	4,739	0.7%
Total	22,997	3.3%	29,629	4.4%

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

Our exposure to borrowers in countries with difficulties as defined by the OECD, excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €125 million and €100 million as of June 30, 2019 and December 31, 2018, respectively. These figures do not reflect loan loss reserves of 18% and 38.0% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2019 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2019 and December 31, 2018, do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2019 and December 31, 2018 amounted to $90 million and $90 million, respectively (approximately €79 million and €78 million, respectively, based on a euro/dollar exchange rate on June 30, 2019 of $1.00 = €0.89 and on December 31, 2018 of $1.00 = €0.87).

LIABILITIES

Deposits

The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits recorded under “Financial liabilities at amortized cost” by principal geographic area for the dates indicated.

	As of June 30, 2019
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	169,747	26,812	4,947	201,506
Foreign
Western Europe	15,272	-	12,420	27,692
The United States	61,994	80	6,448	68,521
Mexico	53,552	452	1,459	55,462
Turkey	33,702	254	894	34,850
South America	38,917	961	2,224	42,101
Other	1,919	-	4,508	6,427
Total Foreign	205,357	1,746	27,951	235,055
Total	375,104	28,558	32,899	436,561

	As of December 31, 2018
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	166,403	26,544	4,563	197,510
Foreign
Western Europe	22,077	-	14,545	36,621
The United States	62,539	61	4,379	66,979
Mexico	50,991	133	566	51,690
Turkey	33,427	212	1,323	34,963
South America	37,970	330	2,335	40,635
Other	2,563	-	4,268	6,831
Total Foreign	209,567	737	27,415	237,719
Total	375,970	27,281	31,978	435,229

For an analysis of our deposits recorded under “Financial liabilities at amortized cost”, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2019 and December 31, 2018, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.

Return Ratios

The following table sets out our return ratios for the six months ended June 30, 2019, December 31, 2018 and June 30, 2018:

	As of June 30,	As of December 31,	As of June 30,
	2019	2018	2018
	(In Percentages)
Return on equity (1)	9.0%	10.1%	9.8%
Return on assets (2)	0.9%	0.9%	0.9%
Equity to assets ratio (3)	7.8%	7.8%	7.6%

(1)   Represents profit attributable to parent company for the period as a percentage of average shareholders’ funds for the period. For June 30, 2019 and June 30, 2018 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.

(2)   Represents profit attributable to parent company as a percentage of average total assets for the period. For June 30, 2019 and June 30, 2018 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.

(3)   Represents average total equity over average total assets.

EQUITY

Accumulated other comprehensive income (loss)

As of June 30, 2019, the accumulated other comprehensive loss amounted to €6,923 million, a 4.05% decrease compared to the €7,215 million recorded as of December 31, 2018.

The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

5A.   Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Colombian pesos and Peruvian soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

Except with respect to hyperinflationary economies, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates and income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2019 and June 30, 2018, and as period-end exchange rates as of June 30, 2019 and as of December 31, 2018 according to the European Central Bank (the “ECB”).

	Average Exchange Rates		Period-end Exchange Rates
	For the six months ended June 30, 2019	For the six months ended June 30, 2018	As of June 30, 2019	As of December 31, 2018
Mexican peso	21.6509	23.0808	21.8201	22.4921
U.S. dollar	1.1297	1.2105	1.1380	1.1450
Argentine peso			48.7557	43.2900
Colombian peso	3,602.3248	3,448.2759	3,638.4477	3,745.3184
Peruvian sol	3.7516	3.9303	3.7402	3.8621
Turkish lira	6.3577	4.9561	6.5655	6.0588

During the six months ended June 30, 2019, the Turkish lira and the Colombian peso depreciated against the euro in average terms compared with the same period of the prior year. On the other hand, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro in average terms. In terms of period-end exchange rates, the Argentine peso and the Turkish lira depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and negative for the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has applied both exceptions.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets - Property, plants and equipment” and “Tangible assets – Investment properties” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 16), and a lease liability representing its obligation to make lease payments, which is recorded under the heading “Financial liabilities at amortized cost – Other  financial liabilities” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 21.5). For the consolidated income statement within our Unaudited Condensed Interim Consolidated Financial Statements, the amortization of the right to use an asset is recorded under the heading “Depreciation and amortization – Tangible assets” (see Note 40) and the financial cost associated with the lease liability is recorded under the heading “Interest expense – Financial liabilities at amortized cost” (see Note 32.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

At the transition date, the Group decided to apply the modified retrospective approach which required the recognition of lease liabilities in an amount equal to the present value of any future payments committed under the Group´s leases as of such date. Regarding the measurement of its right-of-use assets, the Group elected to record an amount equal to the lease liabilities, adjusted for the amount of any advance or accrued lease payment related to the Group´s leases recognized in the consolidated financial statements immediately before the transition date.

As of January 1, 2019, the Group recognized right-of-use assets and lease liabilities for an amount of €3,419 million and €3,472 million, respectively. The impact in terms of capital (CET1) of the Group amounted to -11 basis points.

As allowed by IFRS 16, consolidated balance sheet information as of December 31, 2018 and consolidated income statement information for the six months ended June 30, 2018 included in our Unaudited Condensed Interim Consolidated Financial Statements has not been restated retrospectively.

IAS 12 – “Income Taxes” Amendment

As part of the annual improvements to IFRS standards (2015-2017 cycle), IAS 12 - “Income Taxes” was amended for annual reporting periods beginning on or after January 1, 2019. According to the amended standard, an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. In accordance with the amended standard, we recorded the income tax consequences of dividends paid in the six months ended June 30, 2019 (amounting to €32 million income) under “Tax expense or income related to profit or loss from continuing operations” of our Unaudited Condensed Interim Consolidated Financial Statements (see Note 18). Such income tax consequences were previously recorded under “Total Equity”. Financial information for prior periods has not been restated retrospectively in this regard. If amended standard had been followed with respect to the six months ended June 30, 2018, it would have resulted in €38 million income for such period, which would have meant an increase of 1.5% of the consolidated profit of that period. The new standard has had no impact on our consolidated equity.

Sale of BBVA Chile

On July 6, 2018, we completed the sale of our 68.19% stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”), as well as our stake in other companies of the Group in Chile with operations that are complementary to the banking business (among them, BBVA Seguros de Vida, S.A.), to The Bank of Nova Scotia group for $2,200 million in cash. The transaction resulted in a capital gain, net of taxes, of €633 million. BBVA Chile was part of our South America segment. For additional information on this sale, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” in our 2018 Form 20-F.

Transfer of real estate business and sale of stake in Divarian

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of an important part of the real estate business of BBVA in Spain to Divarian and the sale of an 80% stake in Divarian to Promontoria Marina, S.L.U., a company managed by Cerberus Capital Management L.P. Prior to its contribution to Divarian, the related business was part of our Spain operating segment (and of our Non-Core Real Estate segment before we changed our business segments in 2019).   Following the closing of the transaction, BBVA retained 20% of the share capital of Divarian, which is accounted for under the Corporate Center. For additional information on this transaction, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” and “Item 10. Additional Information—Material Contracts—Joint Venture Agreement with Cerberus” in our 2018 Form 20-F.

Agreement with Voyager Investing UK Limited Partnership (Anfora)

On December 21, 2018, BBVA reached an agreement with Voyager Investing UK Limited Partnership (“Voyager”), an entity managed by Canada Pension Plan Investment Board, for the transfer of a portfolio of credit rights which is mainly composed of non-performing and in default mortgage credits. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” in our 2018 Form 20-F.  The transaction was completed during the second quarter of 2019 and resulted in a positive impact in the profit attributable to parent company of the BBVA Group of €130 million (net). The impact in terms of capital of the Group shows a slight increase.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of gross domestic product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with the GDP, employment and corporate profits evolution. Regarding interest rates, they have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities (primarily deposits) than the interest received on assets (primarily loans). However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

Global growth has been trending down to a softer pace since the second half of 2018, with a more evident effect of the increase in protectionism on global trade and the industrial sector, while there continues to be robust domestic demand supported by positive employment evolution and low inflation. This performance is widespread across regions, with a cyclical slowdown in the United States, a structural growth moderation in China and steady but lower growth in the Eurozone. Faced with this scenario of increasing trade tensions and lower trade and worsening confidence and investment, the main central banks have changed their monetary policy stance aiming to stabilize global growth. Hence, BBVA Research’s forecast is for a smooth deceleration of GDP growth in the global economy, from 3.7% in 2018 to 3.3% in both 2019 and 2020. This is based on the assumptions that a China-United States trade deal will be reached by the end of the year (although trade disputes will not dissipate completely), trade tensions between United States and Europe will remain contained (with no higher tariffs for cars) and Brexit will not imply a disruptive global shock.

Regarding the evolution of key economic areas for the Group, after growing above 3% in each of 2016 and 2017, the Spanish economy slowed slightly in 2018 but it continued to expand at a strong rate in the first half of 2019. The positive inertia of the economy along with supportive monetary and fiscal policies and relatively low oil prices are supporting the dynamism of domestic demand. According to BBVA Research’s current estimates, growth is expected to slow down to slightly below 2.5% in 2019. The most recent national, regional and local elections have not helped to reduce legal and political uncertainty. As a result of the highly divided parliament, the implementation of necessary structural reforms, may be hindered, thus adding new uncertainty.

Mexico’s GDP grew at an annualized rate of 2.0% in 2018 driven by robust private consumption and, throughout most of the year, by the manufacturing sector. At the beginning of 2019 there were clear signs of moderation in economic activity, mainly in the manufacturing sector. The industrial sector has continued to show low dynamism reflecting the moderation in external demand and higher levels of uncertainty, which resulted in lower investment at the beginning of the year. The services sector has been more resilient, although private consumption has shown signs of moderation in recent quarters, as a result in part of the slowdown in job creation and the deterioration in the quality of new jobs created. GDP moderated significantly in the first quarter of 2019, contracting by 0.2% with respect to the previous quarter, and early indicators of the second quarter point to a slow recovery of internal demand indicators. The greater uncertainty with the new government unleashed by decisions such as the cancellation of the new airport as well as the lack of a clear business plan for Pemex, the state-owned oil company, in addition to the new threats of tariffs on Mexican products by the United States have influenced the strong moderation of investment. After a temporary increase in inflation at the beginning of the second quarter, inflation is expected to continue moderating, which should contribute to strengthening private consumption.

South American GDP grew by 1.2% in 2018. Low regional growth was mainly the result of weak macroeconomic performance of some Mercosur countries, such as Argentina, where GDP declined by 2.5% in 2018, largely due to the effects of the foreign exchange crisis triggered by concerns about the funding of the current account deficit in an environment of declining global liquidity. In the first quarter of 2019, the economic activity in most countries of the region slowed, particularly there was a growth decrease in the quarter in Peru (1.4%), Argentina (0.2%) and Brazil (0.2%), while in Chile and Colombia growth was zero. This lower growth was mainly due to weak public and private investment dynamics, affected by greater global uncertainty and the context of trade tensions, as well as by idiosyncratic factors in some countries such as elections in Argentina and political tensions in Peru.

BBVA Research’s current growth forecast for South America in 2019 is 1.2%. We expect the highest growth rates in Colombia and Peru (approximately 3%) while in Brazil and Uruguay growth is expected to be slightly less than 1%. BBVA Research expects Argentina’s economy to contract by 1.2%. BBVA Research expects that Argentina will benefit from continuity of stable macro policies (which is our central scenario) and that Brazil’s investment and exports will recover at a gradual pace, with positive effects from structural measures such as the recent Mercosur-European Union agreement. In the Andean countries, BBVA Research expects that the transitory factors that affected growth at the beginning of the year will dissipate and that the more expansive monetary stance in the large economies, in a context of controlled inflation, will lead to the postponement of adjustments in policy rates. The main risks in the region are related to political and fiscal issues and possible delays in investment projects, in addition to more general risks in the context of the global environment.

In the United States, GDP growth was still solid in early 2019 (0.8% year-to-date) after increasing by 2.9% in 2018, but the slowdown in consumption and investment already reflect some weakness of domestic demand, while the fiscal stimulus is expected to fade over the second half of the year. The appreciation of the U.S. dollar could also weigh on exports amid increasing protectionism and further concerns about the global slowdown.  Inflation remains contained despite the overall strength of domestic demand, and an unemployment rate below 4%, while the impact of supply-side shocks from higher tariffs is likely to remain contained so far. As the Federal Reserve is concerned about low inflation and inflation expectations, the central bank has set the stage to begin an easing interest cycle this summer (with estimated rate cuts of up to 75 basis points by March 2020). Under this scenario, BBVA Research expects growth to slow down to 2.5% in 2019 and 2.0% in 2020.

As regards Turkey, in 2018 GDP growth slowed to 2.6%, as tightening financial conditions and increasing geopolitical stress weighed on domestic demand, while the sharp depreciation of the Turkish lira lead to a positive adjustment in the current account (although at the expense of a sharp rise in inflation). The tightening of monetary and fiscal policy designed to correct imbalances generated in prior years will likely continue to slow down growth to around 0.3% in 2019 according to BBVA Research estimates. After the recent replacement of the central bank governor and the fiscal underperformance, risks remain high. A monetary easing cycle will likely start in July.

BBVA Group results of operations for the six months ended June 30, 2019 compared to the six months ended June 30, 2018

The following tables include restated Group unaudited condensed interim consolidated financial information for the six months ended June 30, 2018 due to the change in the reporting structure of the BBVA Group´s operating segments in the first quarter of 2019 and as a result of the application of IAS 29 “Financial information in hyperinflationary economies”. See “Presentation of Financial Information ―Hyperinflationary economies” and “Presentation of Financial Information―Changes in Operating Segments”.

The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2019 and June 30, 2018:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and similar income	15,678	14,418	8.7
Interest and similar expenses	(6,691)	(5,828)	14.8
Net interest income	8,987	8,590	4.6
Dividend income	103	83	23.2
Share of profit or loss of entities accounted for using the equity method	(19)	13	n.m. (3)
Fee and commission income	3,661	3,553	3.1
Fee and commission expense	(1,191)	(1,073)	11.1
Net gains (losses) on financial assets and liabilities (1)	408	621	(34.2)
Exchange differences, net	134	74	79.7
Other operating income	337	554	(39.2)
Other operating expenses	(995)	(1,062)	(6.3)
Income on insurance and reinsurance contracts	1,547	1,601	(3.4)
Expenses on insurance and reinsurance contracts	(983)	(1,091)	(9.9)
Gross income	11,989	11,863	1.1
Administration costs	(5,084)	(5,297)	(4.0)
Personnel expenses	(3,131)	(3,104)	0.9
Other administrative expenses	(1,953)	(2,193)	(11.0)
Depreciation and amortization	(790)	(599)	32.0
Net margin before provisions (2)	6,115	5,967	2.5
Provisions or reversal of provisions	(261)	(184)	41.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,777)	(1,606)	10.6
Impairment or reversal of impairment on non-financial assets	(44)	-	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	8	80	(90.5)
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	11	29	(62.8)
Operating profit/(loss) before tax	4,052	4,286	(5.4)
Tax expense or income related to profit or loss from continuing operations	(1,136)	(1,222)	(7.1)
Profit from continuing operations	2,916	3,063	(4.8)
Profit from discontinued operations, net	-	-	-
Profit	2,916	3,063	(4.8)
Profit attributable to parent company	2,442	2,536	(3.7)
Profit attributable to non-controlling interests	475	528	(10.1)

(1)   Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(2)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2019 and June 30, 2018 were as follows:

Net interest income

The following table summarizes net interest income for the six months ended June 30, 2019 and June 30, 2018.

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	15,678	14,418	8.7
Interest expense	(6,691)	(5,828)	14.8
Net interest income	8,987	8,590	4.6

Net interest income for the six months ended June 30, 2019 amounted to €8,987 million, a 4.6% increase compared with the €8,590 million recorded for the six months ended June 30, 2018, mainly as a result of the positive evolution in Mexico and the United States (as described below). At constant exchange rates, net interest income increased by 7.1% mainly as a result of the growth in loans in Mexico and the United States. The following factors, set out by region, were the main contributors toward the 4.6% increase in net interest income:

•          United States: there was a 12.6% period-on-period increase in net interest income due mainly to higher interest rates as a result of the impact of increases in the Federal Reserve Board benchmark interest rate and the appreciation of the U.S. dollar.

•          Mexico: there was a 14.9% period-on-period increase in net interest income mainly as a result of higher net revenues from the retail portfolio, the lower cost of deposits, the increase in the average volume of loans and advances to customers and the appreciation of the Mexican peso.

•          South America: there was a 3.9% period-on-period increase in net interest income as a result of the growth in the yield on interest-earning assets, particularly in Argentina, and in the average volume of interest earning assets, particularly in Peru.

The increase in net interest income was partially offset by:

•          Spain: there was a 2.4% period-on-period decrease in net interest income mainly as a result of the lower contribution from the ALCO portfolio and the effect of the implementation of IFRS 16.

•          Turkey: there was a 10.4% period-on-period decrease in net interest income mainly as a result of the depreciation of the Turkish lira against the euro.

Dividend income

Dividend income for the six months ended June 30, 2019 amounted to €103 million, a 23.2% increase compared with the €83 million recorded for the six months ended June 30, 2018, mainly as a result of higher dividend income relating to South America, particularly in Argentina.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2019 was a €19 million loss, compared with the €13 million profit recorded for the six months ended June 30, 2018.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2019 and June 30, 2018 is as follows:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Bills receivable	19	23	(15.9)
Current accounts	232	223	3.8
Credit and debit cards	1,538	1,382	11.3
Checks	100	92	8.1
Transfers and others payment orders	319	295	8.2
Insurance product commissions	87	96	(9.1)
Commitment fees	60	117	(48.4)
Contingent risks	196	195	0.2
Asset Management	511	518	(1.4)
Securities fees	158	192	(17.3)
Custody securities	59	62	(5.1)
Other	381	357	6.7
Fee and commission income	3,661	3,553	3.1

Fee and commission income increased by 3.1% to €3,661 million for the six months ended June 30, 2019 from €3,553 million for the six months ended June 30, 2018, primarily due to the increase in fee and commission income relating to the use of credit and debit cards and the appreciation of the currencies of the main countries where BBVA operates against the euro.

Fee and commission expense

The breakdown of fee and commission expense for the six months ended June 30, 2019 and June 30, 2018 is as follows:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	798	706	13.1
Transfers and others payment orders	65	49	33.2
Commissions for selling insurance	26	33	(21.9)
Other fees and commissions	302	285	6.1
Fee and commission expense	1,191	1,073	11.1

Fee and commission expense increased by 11.1% to €1,191 million for the six months ended June 30, 2019 from €1,073 million for the six months ended June 30, 2018, primarily due to an increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of  credit and debit cards, particularly in Mexico and Turkey, and the appreciation of the currencies of the main countries where BBVA operates against the euro.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased by 34.2% to €408 million for the six months ended June 30, 2019 compared to a net gain of €621 million for the six months ended June 30, 2018, mainly due to the weaker performance in Spain and the impact of the depreciation of the Turkish lira.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2019 and 2018:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	67	130	(48.5)
Financial assets at fair value through other comprehensive income	49	102	(51.9)
Financial assets at amortized cost	15	21	(31.1)
Other financial assets and liabilities	3	7	(50.6)
Gains (losses) on financial assets and liabilities held for trading, net	173	329	(47.5)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	98	3	n.m. (1)
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(3)	107	n.m. (1)
Gains (losses) from hedge accounting, net	73	51	43.1
Net gains (losses) on financial assets and liabilities	408	621	(34.2)

(1)   Not meaningful.

Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased to €67 million in the six months ended June 30, 2019 from €130 million in the six months ended June 30, 2018 mainly due to the weaker results of the insurance business in Spain (through BBVA Seguros) and Turkey.

Gains on financial assets and liabilities held for trading decreased by 47.5%, to €173 million in the six months ended June 30, 2019 from €329 million in the six months ended June 30, 2018, mainly as a result of the impact of the depreciation of the Turkish lira, as well as the decrease in gains associated with derivatives and interest rate securities in Spain.

Gains on non-trading financial assets mandatorily at fair value through profit or loss increased to €98 million in the six months ended June 30, 2019 from €3 million in the six months ended June 30, 2018, primarily due to increased profits from the management of securities portfolios in South America, particularly in Argentina.

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss amounted to a €3 million loss in the six months ended June 30, 2019 from the €107 million gain recorded in the six months ended June 30, 2018, mainly as a result of the impact of the depreciation of the Turkish lira and weaker performance in Spain, affected by uneven market performance and lower portfolio sales in such semester.

Exchange differences, net

Exchange differences increased to a €134 million gain for the six months ended June 30, 2019 from a €74 million gain for the six months ended June 30, 2018 mainly as a result of the appreciation of the currencies of the main countries where BBVA operates against the euro (in average terms).

Other operating income and expense, net

Other operating income for the six months ended June 30, 2019 decreased by 39.2% to €337 million compared with the €554 million recorded for the six months ended June 30, 2018, mainly as a result of lower income from real estate related services in Spain following the various dispositions of real estate related assets completed by BBVA after June 30, 2018 (see “—Results of Operations by Operating Segment for the Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018—Spain”).

Other operating expense for the six months ended June 30, 2019 amounted to €995 million, a 6.3% decrease compared with the €1,062 million recorded for the six months ended June 30, 2018, mainly as a result of lower expense from real estate related services in Spain, partially offset by the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the six months ended June 30, 2019 was €1,547 million, a 3.4% decrease compared with the €1,601 million income recorded for the for the six months ended June 30, 2018.

Expense on insurance and reinsurance contracts for the six months ended June 30, 2019 was €983 million, a 9.9% decrease compared with the €1,091 million expense recorded for the six months ended June 30, 2018, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros).

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2019 amounted to €5,084 million, a 4.0% decrease compared with the €5,297 million recorded for the six months ended June 30, 2018, mainly as a result of lower rent expenses due to the implementation of IFRS 16 on January 1, 2019 and lower costs in Spain driven by the efficiency plans.

The table below provides a breakdown of personnel expense for the six months ended June 30, 2019 and June 30, 2018:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,435	2,432	0.1
Social security costs	396	369	7.4
Defined contribution plan expense	55	51	7.7
Defined benefit plan expense	24	30	(20.0)
Other personnel expense	222	223	(0.7)
Personnel expenses	3,131	3,104	0.9

The table below provides a breakdown of other administrative expense for the six months ended June 30, 2019 and June 30, 2018:

	For the six months ended June 30,

	2019	2018	Change
	(In Millions of Euros)		(In %)
Technology and systems	604	556	8.7
Communications	109	119	(8.5)
Advertising	158	174	(8.8)
Property, fixtures and materials	266	492	(45.9)
Of which:
Rent expense	52	282	(81.5)
Taxes other than income tax	203	215	(5.5)
Other expense	612	638	(4.0)
Other administrative expense	1,953	2,193	(11.0)

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €790 million, a 32.0% increase compared with the €599 million recorded for the six months ended June 30, 2018, mainly as a result of the implementation of IFRS 16 and higher expense from amortization of intangible assets, particularly related to software in Spain.

Provisions or reversal of provisions

Provisions or reversal of provisions for the six months ended June 30, 2019 amounted to an expense of €261 million, a 41.7% increase compared with the €184 million recorded for the six months ended June 30, 2018. In the six months ended June 30, 2018, there were reversals of provisions relating to sales in subsidiaries in Turkey, Mexico and Spain.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (represented by the financial assets at fair value through other comprehensive income portfolio) for the six months ended June 30, 2019 was an expense of €1,777 million, a 10.6% increase compared with the €1,606 million expense recorded for the six months ended June 30, 2018, mainly due to increases in impairment in Mexico and Turkey.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss for the six months ended June 30, 2019 and June 30, 2018:

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	(5)	12	n.m.(1)
Financial assets at amortized cost	(1,772)	(1,618)	9.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(1,777)	(1,606)	10.6

(1)   Not meaningful.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, for the six months ended June 30, 2019 amounted to €8 million, a 90.5% decrease compared with the €80 million recorded for the six months ended June 30, 2018. Capital gains in the six months ended June 30, 2018 related mainly to the sale of portfolios in Mexico and in the former Non-Core Real Estate area during the six months ended June 30, 2018.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2019 was €11 million, compared with the €29 million recorded for the six months ended June 30, 2018.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2019 amounted to €4,052 million, a 5.4% decrease compared with the €4,286 million operating profit before tax recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the six months ended June 30, 2019 amounted to €1,136 million, a 7.1% decrease compared with the €1,222 million expense recorded for the six months ended June 30, 2018, mainly attributable to the lower operating profit before tax and to the implementation of the Amendment to IAS 12.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2019 amounted to €2,916 million, a 4.8% decrease compared with the €3,063 million recorded for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2019 amounted to €2,442 million, a 3.7% decrease compared with the €2,536 million recorded for the six months ended June 30, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2019 amounted to €475 million, a 10.1% decrease compared with the €528 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2018, mainly as a result of the decrease in the profit attributable to non-controlling interests in Turkey.

Results of Operations by Operating Segment for the six months ended June 30, 2019 compared with the six months ended June 30, 2018

The following tables provide restated unaudited condensed interim consolidated financial information for the six months ended June 30, 2018 by operating segment due to the change in the reporting structure of the BBVA Group´s operating segments during the first quarter of 2019, and as a result of the application of IAS 29 “Financial information in hyperinflationary economies”. See “Presentation of Financial Information—Changes in Operating Segments” and “Presentation of Financial Information—Hyperinflationary economies” and Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements.

The information contained in this section is presented under management criteria. The tables set forth below show the income statements of our operating segments.

	For the six months ended June 30, 2019
	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
	(In Millions of Euros)
Net interest income	1,808	1,217	3,042	1,353	1,613	84	(132)	8,987
Net fees and commissions	846	320	621	360	298	69	(44)	2,470
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	92	79	135	(65)	314	60	(74)	542
Other operating income and expense, net (2)	72	(1)	102	30	(231)	6	13	(10)
Gross income	2,818	1,615	3,901	1,677	1,994	220	(236)	11,989
Administration costs	(1,389)	(849)	(1,118)	(508)	(695)	(133)	(391)	(5,084)
Depreciation and amortization	(239)	(110)	(172)	(86)	(84)	(9)	(91)	(790)
Net margin before provisions (3)	1,190	655	2,611	1,084	1,215	78	(718)	6,115
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	25	(286)	(818)	(337)	(349)	(11)	-	(1,777)
Provisions or reversal of provisions and other results	(188)	(6)	(10)	(21)	(19)	1	(44)	(286)
Operating profit/ (loss) before tax	1,027	363	1,783	726	847	69	(762)	4,052
Tax expense or income related to profit or loss from continuing operations	(292)	(67)	(496)	(153)	(271)	(13)	156	(1,136)
Profit from continuing operations	735	297	1,287	573	576	55	(606)	2,916
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-
Profit	735	297	1,287	573	576	55	(606)	2,916
Profit attributable to non-controlling interests	(1)	-	-	(291)	(171)	-	(10)	(475)
Profit attributable to parent company	734	297	1,287	282	404	55	(616)	2,442

(1)   “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Includes the following income statement line items; “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
	(In Millions of Euros)
Net interest income	1,852	1,082	2,648	1,510	1,553	83	(137)	8,590
Net fees and commissions	851	302	589	371	321	79	(32)	2,480
Net gains (losses) on financial assets and liabilities and exchange differences (net) (1)	282	49	144	4	219	55	(58)	696
Other operating income and expenses (net) (2)	38	4	84	39	(106)	-	39	98
Gross income	3,023	1,437	3,465	1,924	1,987	217	(188)	11,863
Administration costs	(1,535)	(807)	(1,034)	(601)	(857)	(137)	(328)	(5,297)
Depreciation and amortization	(152)	(86)	(122)	(78)	(52)	(3)	(105)	(599)
Net margin before provisions (3)	1,336	544	2,309	1,245	1,078	77	(621)	5,967
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(213)	(63)	(708)	(315)	(321)	14	-	(1,606)
Provisions or reversal of provisions and other results	(67)	12	54	34	(34)	2	(77)	(75)
Operating profit/ (loss) before tax	1,056	493	1,654	964	724	93	(698)	4,286
Tax expense or income related to profit or loss from continuing operations	(309)	(108)	(454)	(210)	(259)	(33)	150	(1,222)
Profit from continuing operations	748	385	1,200	754	465	60	(548)	3,063
Profit from discontinued operations /Profit from corporate operations (net)	-	-	-	-	-	-	-	-
Profit	748	385	1,200	754	465	60	(548)	3,063
Profit attributable to non-controlling interests	(2)	-	-	(383)	(133)	-	(10)	(528)
Profit attributable to parent company	746	385	1,200	372	332	60	(558)	2,536

(1)   “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Includes the following income statement line items; “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	1,808	1,852	(2.4)
Net fees and commissions	846	851	(0.6)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	92	282	(67.4)
Other operating income and expense, net	(185)	(198)	(6.3)
Income and expense on insurance and reinsurance contracts	258	235	9.4
Gross income	2,818	3,023	(6.8)
Administration costs	(1,389)	(1,535)	(9.5)
Depreciation and amortization	(239)	(152)	56.5
Net margin before provisions (2)	1,190	1,336	(10.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	25	(213)	n.m. (3)
Provisions or reversal of provisions and other results	(188)	(67)	181.9
Operating profit/(loss) before tax	1,027	1,056	(2.8)
Tax expense or income related to profit or loss from continuing operations	(292)	(309)	(5.5)
Profit from continuing operations	735	748	(1.7)
Profit from corporate operations, net	-	-	-
Profit	735	748	(1.7)
Profit attributable to non-controlling interests	(1)	(2)	(17.0)
Profit attributable to parent company	734	746	(1.7)

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of an important part of the real estate business of BBVA in Spain to Divarian and the sale of an 80% stake in Divarian to Promontoria Marina, S.L.U., a company managed by Cerberus Capital Management, L.P. Additionally, on December 21, 2018, the Group sold its 25.24% stake in Testa Residencial SOCIMI, S.A. for €478 million. Moreover, on December 21, 2018, BBVA reached an agreement with Voyager (Anfora), for the transfer of a portfolio of credit rights which is mainly composed of non-performing and in-default mortgage credits. The transaction was completed during the second quarter of 2019. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €1,808 million, a 2.4% decrease compared with the €1,852 million recorded for the six months ended June 30, 2018, mainly as a result of the lower contribution from the ALCO portfolio and the effect of the implementation of IFRS 16. The net interest margin over total average assets of this operating segment amounted to 0.51% for the six months ended June 30, 2019, compared with 0.54% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €846 million, a 0.6% decrease compared with the €851 million recorded for the six months ended June 30, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 was a net gain of €92 million, a 67.4% decrease compared with the €282 million net gain recorded for the six months ended June 30, 2018, mainly as a result of uneven market performance in the six months ended June 30, 2019 and lower portfolio sales.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2019 amounted to €185 million, a 6.3% decrease compared with the €198 million expense recorded for the six months ended June 30, 2018, mainly due to the sale of part of the real estate business, as explained above, partially offset by the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2019 was €258 million, a 9.4% increase compared with the €235 million recorded for the six months ended June 30, 2018, mainly as a result of higher premiums collected and a lower claims ratio.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €1,389 million, a 9.5% decrease compared with the €1,535 million recorded for the six months ended June 30, 2018, mainly as a result of a decline in both personnel expense and other administrative expense driven by the evolution of efficiency plans and to the implementation of IFRS 16 on January 1, 2019.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €239 million, a 56.5% increase compared with the €152 million recorded for the six months ended June 30, 2018 mainly as a result of the implementation of IFRS 16 on January 1, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 amounted to a €25 million income compared with the €213 million expense recorded for the six months ended June 30, 2018, mainly as a result of the sale of non-performing and in-default mortgage credits and to lower loan-loss provisions of real-estate developer loans previously allocated to the former Non-Core Real Estate area.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €188 million expense, compared with the €67 million expense recorded for the six months ended June 30, 2018. There were positive valuation of assets in the former Non-Core Real Estate area during the first semester of 2018.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €1,027 million, a 2.8% decrease compared with the €1,056 million recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was an expense of €292 million, a 5.5% decrease compared with the €309 million expense recorded for the six months ended June 30, 2018 mainly as a result of the lower operating profit before tax and the implementation of the Amendment to IAS 12. Tax expense amounted to 28.4% of operating profit before tax for the six months ended June 30, 2019 and 29.2% for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €734 million, a 1.7% decrease compared with the €746 million recorded for the six months ended June 30, 2018.

UNITED STATES

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	1,217	1,082	12.6
Net fees and commissions	320	302	5.8
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	79	49	61.8
Other operating income and expense, net	(1)	4	n.m. (3)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	1,615	1,437	12.4
Administration costs	(849)	(807)	5.2
Depreciation and amortization	(110)	(86)	28.3
Net margin before provisions (2)	655	544	20.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(286)	(63)	n.m. (3)
Provisions or reversal of provisions and other results	(6)	12	n.m. (3)
Operating profit/(loss) before tax	363	493	(26.3)
Tax expense or income related to profit or loss from continuing operations	(67)	(108)	(38.4)
Profit from continuing operations	297	385	(22.9)
Profit from corporate operations, net	-	-	-
Profit	297	385	(22.9)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	297	385	(22.9)

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the six months ended June 30, 2019 the U.S. dollar appreciated 7.2% against the euro in average terms, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2019 and in the results of operations of the United States operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €1,217 million, a 12.6% increase compared with the €1,082 million recorded for the six months ended June 30, 2018, mainly due to higher interest rates as a result of the impact of the increases in the Federal Reserve Board benchmark interest rate and the appreciation of the U.S. dollar, partially offset by higher funding costs. The net interest margin over total average assets of this operating segment amounted to 1.45% for the six months ended June 30, 2019, compared with 1.46% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €320 million, a 5.8% increase compared with the €302 million recorded for the six months ended June 30, 2018, mainly due to higher service charges on deposit accounts, and the appreciation of the U.S. dollar against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 was a net gain of €79 million, a 61.8% increase compared with the €49 million gain recorded for the six months ended June 30, 2018, mainly as a result of higher ALCO portfolio sales in the first semester of 2019 and the appreciation of the U.S. dollar against the euro.

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2019 amounted to €1 million, compared with the €4 million income recorded for the six months ended June 30, 2018.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €849 million, a 5.2% increase compared with the €807 million recorded for the six months ended June 30, 2018.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €110 million, a 28.3% increase compared with the €86 million recorded for the six months ended June 30, 2018 mainly as a result of the implementation of IFRS 16.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 was a €286 million expense compared with the €63 million expense recorded for the six months ended June 30, 2018, mainly as a result of higher losses within the consumer direct loan portfolio as well as an increase in the allowance on individually evaluated nonperforming loans in the commercial, financial and agricultural loan portfolio. In addition, the first semester of 2018 was positively impacted by the release of provisions related to the hurricanes of the previous year.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €6 million expense, compared with the €12 million income recorded for the six months ended June 30, 2018.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €363 million, a 26.3% decrease compared with the €493 million of operating profit recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was €67 million, a 38.4% decrease compared with the €108 million expense recorded for the six months ended June 30, 2018, mainly as a result of the lower operating profit before tax. Tax expense amounted to 18.3% of operating profit before tax for the six months ended June 30, 2019, compared with 21.8% for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €297 million, a 22.9% decrease compared with the €385 million recorded for the six months ended June 30, 2018.

MEXICO

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,042	2,648	14.9
Net fees and commissions	621	589	5.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	135	144	(6.0)
Other operating income and expense, net	(132)	(116)	13.1
Income and expense on insurance and reinsurance contracts	233	200	16.7
Gross income	3,901	3,465	12.6
Administration costs	(1,118)	(1,034)	8.1
Depreciation and amortization	(172)	(122)	41.3
Net margin before provisions (2)	2,611	2,309	13.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(818)	(708)	15.5
Provisions or reversal of provisions and other results	(10)	54	n.m. (3)
Operating profit/(loss) before tax	1,783	1,654	7.8
Tax expense or income related to profit or loss from continuing operations	(496)	(454)	9.2
Profit from continuing operations	1,287	1,200	7.2
Profit from corporate operations, net	-	-	-
Profit	1,287	1,200	7.2
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	1,287	1,200	7.2

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the six months ended June 30, 2019, the Mexican peso appreciated 6.6% against the euro in average terms compared with the same period of the prior year, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2019 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €3,042 million, a 14.9% increase compared with the €2,648 million recorded for the six months ended June 30, 2018, mainly as a result of higher net revenues from the retail portfolio, lower cost of deposits, the increase in the average volume of loans and advances to customers and the appreciation of the Mexican peso against the euro. The net interest margin over total average assets of this operating segment amounted to 2.97% for the six months ended June 30, 2019, compared with 2.81% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €621 million, a 5.5% increase compared with the €589 million recorded for the six months ended June 30, 2018, mainly as a result of the appreciation of the Mexican peso. At a constant exchange rate, there was a 1.0% decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 were €135 million, a 6.0% decrease compared with the €144 million gain recorded for the six months ended June 30, 2018, mainly as a result of lower income from Global Markets, offset in part by the appreciation of the Mexican peso.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the six months ended June 30, 2019 was a net expense of €132 million, a 13.1% increase compared with the €116 million net expense recorded for the six months ended June 30, 2018, mainly as a result of the appreciation of the Mexican peso and the higher contribution to the Deposit Guarantee Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2019 was €233 million, a 16.7% increase compared with the €200 million net income recorded for the six months ended June 30, 2018, mainly as a result of the performance of savings products and the appreciation of the Mexican peso.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 were €1,118 million, an 8.1% increase compared with the €1,034 million recorded for the six months ended June 30, 2018, mainly as a result of the appreciation of the Mexican peso and to the increase in personnel expenses. At a constant exchange rate, administration costs increased by 1.4%, which was below Mexico’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €172 million, a 41.3% increase compared with the €122 million recorded for the six months ended June 30, 2018 mainly as a result of the implementation of IFRS 16 on January 1, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 was a €818 million expense, a 15.5% increase compared with the €708 million expense recorded for the six months ended June 30, 2018. At a constant exchange rate, there was an 8.4% increase in impairment losses on financial assets mainly as a result of higher loan-loss provisions for large customers and to uneven market conditions and the appreciation of the Mexican peso.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €10 million expense compared with the €54 million income recorded for the six months ended June 30, 2018. During the first six months of 2018, non-current income was recognized due to the sale of the stake Mexico BBVA held in real estate developments.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €1,783 million, a 7.8% increase compared with the €1,654 million of operating profit recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was €496 million, a 9.2% increase compared with the €454 million expense recorded for the six months ended June 30, 2018, mainly as a result of higher operating profit before tax. Consequently, the tax expense amounted to 27.8% of operating profit before tax for the six months ended June 30, 2018, and 27.5% for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €1,287 million, a 7.2% increase compared with the €1,200 million recorded for the six months ended June 30, 2018.

TURKEY

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	1,353	1,510	(10.4)
Net fees and commissions	360	371	(2.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(65)	4	n.m. (2)
Other operating income and expense, net	6	11	(48.6)
Income and expense on insurance and reinsurance contracts	24	28	(14.5)
Gross income	1,677	1,924	(12.8)
Administration costs	(508)	(601)	(15.4)
Depreciation and amortization	(86)	(78)	9.8
Net margin before provisions (3)	1,084	1,245	(13.0)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(337)	(315)	6.8
Provisions or reversal of provisions and other results	(21)	34	n.m. (2)
Operating profit/(loss) before tax	726	964	(24.7)
Tax expense or income related to profit or loss from continuing operations	(153)	(210)	(27.2)
Profit from continuing operations	573	754	(24.1)
Profit from corporate operations, net	-	-	-
Profit	573	754	(24.1)
Profit attributable to non-controlling interests	(291)	(383)	(23.9)
Profit attributable to parent company	282	372	(24.2)

 (1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 22.0% against the euro in average terms in the six months ended June 30, 2019, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2019 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €1,353 million, a 10.4% decrease compared with the €1,510 million recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 15.0% increase in net interest income due to the higher income from inflation-linked bonds and, to a lesser extent, positive ALM portfolio management, despite the increase in cost of funding. The net interest margin over total average assets of this operating segment amounted to 2.04% for the six months ended June 30, 2019, compared with 1.99% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €360 million, a 2.9% decrease compared with the €371 million recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 24.5% increase mainly as a result of the positive performance in payment systems and an increase in fees and commissions related to money transfers and non-cash loans.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 were a €65 million loss, compared with the €4 million gain recorded for the six months ended June 30, 2018, mainly as a result of uneven market performance in the first semester of 2019.

Other operating income and expense, net

Other net operating income of this operating segment for the six months ended June 30, 2019 was €6 million compared with the €11 million of net income recorded for the six months ended June 30, 2018.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2019 was €24 million compared with the €28 million income recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €508 million, a 15.4% decrease compared with the €601 million recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of the Turkish lira and the implementation of IFRS 16. At a constant exchange rate, administration costs increased by 8.5%, mainly as a result of the 19.9% inflation rate in the six months ended June 30, 2019.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €86 million, a 9.8% increase compared with the €78 million recorded for the six months ended June 30, 2018 mainly as a result of the implementation of IFRS 16.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 was a €337 million expense, a 6.8% increase compared with the €315 million expense recorded for the six months ended June 30, 2018, mainly as a result of higher impairments relating to macroeconomic scenario adjustments and impairments in the wholesale portfolio.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €21 million expense compared with the €34 million income recorded for the six months ended June 30, 2018.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €726 million, a 24.7% decrease compared with the €964 million of operating profit before tax recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was €153 million, a 27.2% decrease compared with the €210 million expense recorded for the six months ended June 30, 2018, mainly as a result of the lower operating profit before tax. Consequently, the effective tax rate amounted to 21.0% of the operating profit before tax for the six months ended June 30, 2019, and 21.8% for the six months ended June 30, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2019 amounted to €291 million, a 23.9% decrease compared with the €383 million recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of the Turkish lira against the euro.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €282 million, a 24.2% decrease compared with the €372 million recorded for the six months ended June 30, 2018.

SOUTH AMERICA

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	1,613	1,553	3.9
Net fees and commissions	298	321	(6.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	314	219	43.7
Other operating income and expense, net	(285)	(171)	66.6
Income and expense on insurance and reinsurance contracts	54	66	(17.5)
Gross income	1,994	1,987	0.4
Administration costs	(695)	(857)	(18.9)
Depreciation and amortization	(84)	(52)	60.8
Net margin before provisions (2)	1,215	1,078	12.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(349)	(321)	9.0
Provisions or reversal of provisions and other results	(19)	(34)	(43.6)
Operating profit/(loss) before tax	847	724	17.0
Tax expense or income related to profit or loss from continuing operations	(271)	(259)	4.8
Profit from continuing operations	576	465	23.8
Profit from corporate operations, net	-	-	-
Profit	576	465	23.8
Profit attributable to non-controlling interests	(171)	(133)	28.9
Profit attributable to parent company	404	332	21.9

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the six months ended June 30, 2019, the Argentine peso depreciated by 11.2% against the euro in average terms, compared with the six months ended June 30, 2018. In addition, the Colombian peso depreciated in average terms against the euro compared with the six months ended June 30, 2018, by 4.3%. On the other hand, the Peruvian sol appreciated against the euro in average terms. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2019 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

At year-end 2018, the Argentinian economy was considered to be hyperinflationary as defined by IAS 29 (see “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Hyperinflationary economies” of our 2018 Form 20-F).

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Sale of BBVA Chile”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €1,613 million, a 3.9% increase compared with the €1,553 million recorded for the six months ended June 30, 2018, mainly as a result of the growth in the yield on interest-earning assets, particularly in Argentina, the increase in dividend income in Argentina and in the increase average volume of interest-earning assets, particularly in Peru; partially offset by the depreciation of certain currencies of the region against the euro. At constant exchange rates, there was a 12.1% increase. The net interest margin over total average assets of this operating segment amounted to 2.87% for the six months ended June 30, 2019, compared with 2.10% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €298 million, a 6.9% decrease compared with the €321 million recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of certain currencies of the region against the euro. At a constant exchange rate, there was no variation.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 were €314 million, a 43.7% increase compared with the €219 million gain recorded for the six months ended June 30, 2018, mainly as a result of increased profits from the management of securities portfolios, particularly in Argentina, and due to the sale of the stake in Prisma Medios de Pago, S.A..

Other operating income and expense, net

Other net operating expense of this operating segment for the six months ended June 30, 2019 was €285 million, compared with the €171 million expense recorded for the six months ended June 30, 2018, mainly as a result of the effect of the hyperinflation in Argentina.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2019 was €54 million, a 17.5% decrease compared with the €66 million net income recorded for the six months ended June 30, 2018, mainly as a result of the depreciation of certain currencies of the region against the euro and the sale of the insurance business in Chile.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €695 million, an 18.9% decrease compared with the €857 million recorded for the six months ended June 30, 2018, mainly as a result of the sale of BBVA Chile in 2018 and the implementation of IFRS 16.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €84 million, a 60.8% increase compared with the €52 million recorded for the six months ended June 30, 2018 mainly as a result of higher expense related to software in Peru and the implementation of IFRS 16.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 was a €349 million expense, a 9.0% increase compared with the €321 million expense recorded for the six months ended June 30, 2018, mainly as a result of the deterioration in credit quality.

Provisions or reversal of provisions  and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €19 million expense compared with the €34 million expense recorded for the six months ended June 30, 2018, mainly as a result of the reversal of provisions in Peru and the depreciation of certain currencies in the region against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €847 million, a 17.0% increase compared with the €724 million of operating profit recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was €271 million, a 4.8 % increase compared with the €259 million expense recorded for the six months ended June 30, 2018, mainly as a result of higher operating profit before tax, offset in part by the implementation of the Amendment to IAS 12. Consequently, the effective tax rate amounted to 32.0% of operating profit before tax for the six months ended June 30, 2019, and 35.7% for the six months ended June 30, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2019 amounted to €171 million, a 28.9% increase compared with the €133 million recorded for the six months ended June 30, 2018, due to the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €404 million, a 21.9 % increase compared with the €332 million recorded for the six months ended June 30, 2018.

REST OF EURASIA

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	84	83	2.2
Net fees and commissions	69	79	(12.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	60	55	10.2
Other operating income and expense, net	3	-	n.m. (2)
Income and expense on insurance and reinsurance contracts	3	-	n.m. (2)
Gross income	220	217	1.4
Administration costs	(133)	(137)	(2.7)
Depreciation and amortization	(9)	(3)	183.9
Net margin before provisions (3)	78	77	1.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(11)	14	n.m. (2)
Provisions or reversal of provisions and other results	1	2	(41.4)
Operating profit/(loss) before tax	69	93	(26.1)
Tax expense or income related to profit or loss from continuing operations	(13)	(33)	(59.3)
Profit from continuing operations	55	60	(8.0)
Profit from corporate operations, net	-	-	-
Profit	55	60	(8.0)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	55	60	(8.0)

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2019 amounted to €84 million, a 2.2% increase compared with the €83 million recorded for the six months ended June 30, 2018. The net interest margin over total average assets of this operating segment amounted to 0.42% for the six months ended June 30, 2019 compared with 0.46% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 amounted to €69 million, a 12.7% decrease compared with the €79 million recorded for the six months ended June 30, 2018, mainly as a result of lower fee and commission income in the branch network in Europe.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 were €60 million, a 10.2% increase compared with the €55 million net gain recorded for the six months ended June 30, 2018, mainly as a result of increased profits from the trading portfolio in the branch network in Europe.

Other operating income and expense, net

Other net operating income of this operating segment for the six months ended June 30, 2019 was €3 million, compared with the nil other net operating income recorded for the six months ended June 30, 2018.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €133 million, a 2.7% decrease compared with the €137 million recorded for the six months ended June 30, 2018.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €9 million, compared with the €3 million recorded for the six months ended June 30, 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2019 amounted to impairment of €11 million compared with the €14 million reversal of impairment recorded for the six months ended June 30, 2018.

Provisions or reversal of provisions  and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €1 million income compared with the €2 million income recorded for the six months ended June 30, 2018.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2019 was €69 million, a 26.1% decrease compared with the €93 million of operating profit recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2019 was €13 million, a 59.3% decrease compared with the €33 million expense recorded for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 amounted to €55 million, an 8.0% decrease compared with the €60 million recorded for the six months ended June 30, 2018.

CORPORATE CENTER

	For the six months ended June 30,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	(132)	(137)	(4.1)
Net fees and commissions	(44)	(32)	36.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(74)	(58)	27.8
Other operating income and expense, net	24	49	(51.3)
Income and expense on insurance and reinsurance contracts	(10)	(10)	5.9
Gross income	(236)	(188)	25.4
Administration costs	(391)	(328)	19.3
Depreciation and amortization	(91)	(105)	(13.6)
Net margin before provisions (2)	(718)	(621)	15.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	-	-	-
Provisions or reversal of provisions and other results	(44)	(77)	(43.3)
Operating profit/(loss) before tax	(762)	(698)	9.1
Tax expense or income related to profit or loss from continuing operations	156	150	3.9
Profit from continuing operations excluding corporate operations	(606)	(548)	10.6
Profit from corporate operations, net	-	-	-
Profit	(606)	(548)	10.6
Profit attributable to non-controlling interests	(10)	(10)	2.4
Profit attributable to parent company	(616)	(558)	10.4

(1)   Includes: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of this operating segment for the six months ended June 30, 2019 was €132 million, a 4.1% decrease compared with the €137 million net expense recorded for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2019 was an expense of €44 million, a 36.6% increase compared with an expense of €32 million expense recorded for the six months ended June 30, 2018, mainly as a result of lower income from demand accounts in the six months ended 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2019 were €74 million, a 27.8% increase compared with compared with the €58 million expense recorded for the six months ended June 30, 2018, which was affected by changes in exchange rates, impacting on the hedge accounting recorded in the period, and the contribution of industrial and financial transactions for the period ended June 30, 2019.

Other operating income and expense, net

Other net operating income of this operating segment for the six months ended June 30, 2019 was €24 million, compared with the €49 million of net income recorded for the six months ended June 30, 2018, mainly as a result of the lower dividend income from real estate related investees accounted under the equity method.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2019 amounted to €391 million, a 19.3% increase compared with the €328 million recorded for the six months ended June 30, 2018, mainly as a result of the increase in holding function expenses, in particular, data and cybersecurity.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2019 was €91 million, a 13.6% decrease compared with the €105 million recorded for the six months ended June 30, 2018 mainly as a result of lower technology expenses.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2019 were a €44 million expense, a 43.3% decrease compared with the €77 million expense recorded for the six months ended June 30, 2018, which was principally due to the sale of BBVA’s stakes in certain subsidiaries or investees, partially offset by contributions to pension funds associated to the BBVA Group.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the six months ended June 30, 2019 was €762 million, a 9.1% decrease compared with the €698 million loss recorded for the six months ended June 30, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the six months ended June 30, 2019 amounted to €156 million, compared with the €150 million income recorded for the six months ended June 30, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2019 was a loss of €616 million, compared with the €558 million loss recorded for the six months ended June 30, 2018.

5B.   Liquidity and Capital Resources

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing, while complying with current regulatory requirements.

Due to its subsidiary-based management model, BBVA Group is one of the few large European banks that follows the Multiple Point of Entry (“MPE”) resolution strategy: the parent company sets the liquidity and risk policies, but subsidiaries (with the exception of BBVA Portugal) are expected to be self-sufficient and responsible for managing their liquidity (taking deposits or accessing the market based on their own ratings), without funds transfers or financing occurring between either the parent company and the subsidiaries or between different subsidiaries. This principle limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and funding is correctly reflected in the price formation process.

The financial soundness of BBVA Group’s banking entities continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During the six months ended June 30, 2019, liquidity conditions remained comfortable across all countries in which the BBVA Group operates:

•          In the Eurozone, the liquidity situation remains satisfactory, with a slight increase in the credit gap over the first six months of the year.

•          In the United States, the liquidity situation is solid. In the first half of 2019, there has been a decrease in the credit gap due primarily to the increase in deposits as a result of deposit-taking campaigns, and a slowdown in lending activity.

•          In Mexico, the liquidity position has been maintained. The credit gap increased slightly in the first half of 2019, affected by the seasonal outflow of deposits, while the loan portfolio remained virtually flat.

•          The liquidity position in Turkey is positive, with an adequate buffer against a possible liquidity stress scenario. The credit gap improved in the first half of 2019, both in terms of the balance sheet in foreign currency, due to a greater contraction of loans than deposits, and in local currency, due to higher growth in deposits than loans

•          In South America, the liquidity position remains comfortable throughout the region. In Argentina, the liquidity situation improved due to moderate growth in lending activity and the increase in deposits.

As of June 30, 2019, the Liquidity Coverage Ratio (“LCR”) in BBVA Group remained above 100% and stood at 132%. All the subsidiaries remained above 100% (Eurozone, 155%; Mexico, 147%; Turkey, 187%; and the United States, 144%). For the calculation of the consolidated ratio we assume that there is no transfer of liquidity among subsidiaries; i.e. excess liquidity levels in our subsidiaries abroad are not considered in the calculation of the consolidated ratio. When considering this excess liquidity levels, the ratio would stand at 163% (31 percentage points above 132%).

The Net Stable Funding Ratio (“NSFR”), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee's essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance-sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR ratio, calculated according to Basel requirements, remained above 100% throughout the first half of 2019 and stood at 121% as of June 30, 2019. It comfortably exceeded 100% in all subsidiaries (Eurozone 116%, Mexico 131%, United States 111% and Turkey 151%).

The wholesale funding markets in the geographic areas where the Group operates continued to be stable during the six months ended June 30, 2019.

The main transactions carried out by the entities that form part of the BBVA Group during the first six months of 2019 were:

•          Banco Bilbao Vizcaya Argentaria, S.A (“BBVA, S.A.”) carried out two issuances of senior non-preferred debt: the first for €1,000 million with a fixed-rate annual coupon of 1.125% and a maturity period of five years; the second, a green bond (following the first green bond issuance in May 2018), also for €1,000 million, with an annual coupon of 1% and a maturity period of seven years.

•          Regarding capital issuances, BBVA, S.A. carried out two public issuances: an issuance of preferred securities that may be converted into ordinary BBVA shares (CoCos), registered in the Spanish Securities Market Commission (“CNMV”) for €1,000 million with an annual coupon of 6.0% and amortization option from the fifth year; and a Tier 2 subordinated debt issuance for €750 million, with a maturity period of 10 years, an amortization option in the fifth year, and a coupon of 2.575%.

•          Additionally, in the first half of 2019, the early amortization option for the issuance of CoCos for €1,500 million with a coupon of 7%, issued in February 2014, was exercised; and a Tier 2 subordinated debt issuance for €1,500 million with a coupon of 3.5%, issued in April 2014, was amortized. In June 2019, BBVA, S.A., as the successor to Unnim Banc, S.A.U., exercised the early amortization of the issuance of subordinated bonds, originally issued by Caixa d'Estalvis de Sabadell, for an outstanding nominal amount of €4,878,000.

•          In Mexico, €458 million of senior debt was issued on the local market in two tranches: €229 million with a maturity period of three years at the Interbank Equilibrium Interest Rate (“TIIE”) +28 basis points, and €229 million with a maturity period of eight years at the Mbono rate +80 basis points, obtaining the lowest cost of funds in history in the local market in both maturities.

•          In Turkey, Garanti BBVA issued a Diversified Payment Rights (“DPR”) securitization for $150 million with a maturity period of five years. It also renewed syndicated loans for $784 million.

•          In South America, BBVA Argentina issued negotiable instruments on the local market for an amount equivalent to €33 million, while BBVA Peru issued three-year senior bonds for an amount equivalent to €32 million in the first week of July. Meanwhile, Forum in Chile issued a bond on the local market for an amount equivalent to €108 million.

Customer deposits

Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €384,491 million as of June 30, 2019 compared with the €388,682 million as of December 31, 2018, a 1.08% decrease, attributable in part to the depreciation of the Turkish lira and the Argentine peso.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €375,947 million as of June 30, 2019 compared with €374,763 million as of December 31, 2018.

Deposits from credit institutions and central banks

The following table shows amounts due to credit institutions and central banks as of June 30, 2019 and 2018 and as of December 31, 2018:

	As of June 30,	As of December 31,	As of June 30,
	2019	2018	2018
	(In Millions of Euros)
Deposits from credit institutions	62,632	47,665	33,307
Deposits from central banks	37,114	37,792	28,734
Total	99,746	85,457	62,041

Deposits from credit institutions and central banks amounted to €99,746 million as of June 30, 2019 compared with the €85,457 million as of December 31, 2018. The increase as of June 30, 2019 compared with December 31, 2018 related mainly to increase in Spain, Mexico and to a lesser extent, the United States.

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2019 we had €45,979 million of debt certificates, comprising €43,282 million in bonds and debentures and €2,697 million in promissory notes and other securities, compared with €43,477 million, €39,973 million and €3,504 million outstanding, respectively, as of December 31, 2018 (see Note 21.5 to the Unaudited Condensed Interim Consolidated Financial Statements).

In addition, we had a total of €16,956 million in subordinated debt and subordinated deposits and €153 million in preferred securities outstanding as of June 30, 2019 compared with €17,866 million and €181 million, respectively, as of December 31, 2018.

The following is a breakdown as of June 30, 2019  of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	-	1,590	2,200	3,603	30,552	12,025	49,971
Subordinated debt, subordinated deposits and preferred securities	-	215	5	1,221	3,044	12,625	17,109
Total	-	1,805	2,205	4,824	33,596	24,650	67,080

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

As of June 30, 2019 and December 31, 2018, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.

The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.

As of March 1, 2019 BBVA received a communication of the ECB about the results of the Supervisory Review and Evaluation Process (“SREP”). Taking into account the full application of capital buffers since January 1, 2019 and considering the latest capital requirement communicated from the ECB, BBVA is required to maintain:

1.   A CET1 ratio of 9.26% at the consolidated level; and

2.   A total capital ratio of 12.76% at the consolidated level. This total consolidated capital ratio includes (i) the minimum CET1 requirement under Pillar 1 (4.5%); (ii) the additional tier 1 capital (“AT1”) requirement under Pillar 1 (1.5%); (iii) the tier 2 capital requirement under Pillar 1 (2%); (iv) the CET1 capital requirement under Pillar 2 (1.5%); (v) the capital conservation buffer (2.5% of CET1); (vi) the Other Systemic Important Institution buffer (“OSII”) (0.75% of CET1); and (vii) the countercyclical capital buffer (0.01% of CET1).

Our consolidated ratios as of June 30, 2019 and December 31, 2018 were as follows:

	As of June 30,	As of December 31,	% Change
	2019	2018	2019-2018
	(In Millions of Euros, Except Percentages )
CORE CAPITAL (a)	42,328	40,313	5.0
CAPITAL (TIER 1) (b)	48,997	45,947	6.6
OTHER ELIGIBLE CAPITAL (TIER 2) (c)	7,944	8,756	(9.3)
CAPITAL BASE (TIER 1 + TIER 2) (d)	56,941	54,703	4.1
RISK WEIGHTED ASSETS (RWA) (e)	360,069	348,264	3.4
BIS RATIO (d)/(e)	15.81%	15.71%
CORE CAPITAL (a)/ (e)	11.76%	11.58%
TIER 1 (b)/ (e)	13.61%	13.19%
TIER 2 (c)/(e)	2.21%	2.51%

As of June 30, 2019, the Group’s CET1 phased-in ratio was 11.8%. The increase by +18 basis points in the first semester of 2019 was supported by the recurring organic capital generation and the positive evolution of the market.

Risk-weighted assets increased by over €11,700 million, mainly as a result of activity growth, primarily in emerging markets, and accounting and regulatory impacts (IFRS 16 and  Targeted Review of Internal Models (“TRIM”)) which had an aggregate impact of approximately €7,300 million (-24 basis points in CET1 ratio). In addition, there was a decrease in risk-weighted assets of approximately, €1,500 million (+5 basis points in CET1 ratio) as a result of the effect of the EU Commission´s decision on March 29, 2019 that the supervisory and regulatory frameworks applicable to credit institutions in Argentina should be considered as equivalent to the EU legal framework for the purposes of Regulation (EU) No 575/2013.

Regarding capital issuances, BBVA S.A. conducted two capital issuances: the issuance of preferred securities that may be converted into ordinary BBVA shares (CoCos), registered in the Spanish Securities Market Commission (CNMV) for €1,000 million, with an annual coupon of 6.0% and an amortization option from the fifth year; and a Tier 2 subordinated debt issue of €750 million, with a maturity period of 10 years, amortization option in the fifth year, and a coupon of 2.575%. In this regard, the Royal Decree Law 309/2019, of April 26, which partially develops Law 5/2019, of March 15, regulating real estate credit contracts and other measures in financial matters, eliminates the obligation in Spain to obtain a prior approval of the supervisor in order to compute additional level 1 capital and level 2 capital instruments.

The Group continued in the semester with its program to meet the requirements of the minimum requirement for own funds and eligible liabilities (“MREL”) published in May 2018, by closing two public issues of senior non-preferred debt, for a total of €2,000 million, one of them of €1,000 million in green bonds. BBVA estimates that it meets the MREL requirement.

On the other hand, the options for early amortization of three issues were executed: one CoCos issuance, for €1,500 million and 7% coupon issued in February 2014; another issuance of Tier 2 subordinated debt, for €1.500 million and 3.5% coupon, issued in April 2014 and amortized in April 2019; and another Tier 2 issued in June 2009 by Caixa d'Estalvis de Sabadell with an outstanding nominal amount of €4,878,000 and amortized in June 2019.

As a result thereof, the phased-in CET1 ratio stood at 11.8% as of June 30, 2019, Tier 1 capital stood at 13.6% and Tier 2 at 2.2%, resulting in a total capital ratio of 15.8%.

These levels are above the requirements established by the supervisor in its SREP letter, applicable in 2019. Since March 1, 2019, at consolidated level, this requirement has been established at 9.26% for the CET1 ratio and 12.76% for the total capital ratio. Its variation compared to 2018 is explained by the end of the transitional period for implementation of capital conservation buffers and the capital buffer applicable to Other Systemically Important Institutions, as well as the progression of the countercyclical capital buffer. For its part, the CET1 of Pillar 2 (P2R) requirement remains unchanged at 1.5%.

5E.   Off-Balance Sheet Arrangements

In addition to loans, the following amounts of off-balance sheet arrangements were outstanding as of the dates indicated:

	As of June 30,	As of December 31,
	2019	2018
	(in Millions of Euros)

Bank guarantees	38,972	40,227
Letters of credit	6,678	7,347
Total financial guarantees given	45,650	47,575

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of the dates indicated:

	As of June 30,	As of December 31,
	2019	2018
	(In Millions of Euros)
Credit institutions	9,966	9,635
Government and other government agencies	1,691	2,318
Other resident sectors	50,435	48,600
Non-resident sector	60,845	58,405
Total loan commitments	122,938	118,959
Total loan commitments and financial guarantees	168,587	166,534
	As of June 30,	As of December 31,
	2019	2018
	(In Millions of Euros)
Mutual funds	65,681	61,393
Pension funds	34,960	33,807
Other resources	3,162	2,949
Total assets under management	103,804	98,150

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements for additional information regarding our off-balance sheet arrangements.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2019

Contents

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated balance sheets as of June 30, 2019 and December 31, 2018

ASSETS (Millions of Euros)
	Notes	June 2019	December 2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	44,565	58,196
FINANCIAL ASSETS HELD FOR TRADING	9	105,369	90,117
Derivatives		30,414	30,536
Equity instruments		5,555	5,254
Debt securities		32,274	25,577
Loans and advances to central banks		244	2,163
Loans and advances to credit institutions		24,493	14,566
Loans and advances to customers		12,388	12,021
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	4,918	5,135
Equity instruments		3,711	3,095
Debt securities		155	237
Loans and advances to customers		1,052	1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,403	1,313
Equity instruments		-	-
Debt securities		1,403	1,313
Loans and advances		-	-
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	63,364	56,337
Equity instruments		2,613	2,595
Debt securities		60,718	53,709
Loans and advances to credit institutions		33	33
FINANCIAL ASSETS AT AMORTIZED COST	13	430,930	419,660
Debt securities		37,354	32,530
Loans and advances to central banks		5,575	3,941
Loans and advances to credit institutions		10,846	9,163
Loans and advances to customers		377,155	374,027
HEDGING DERIVATIVES	14	3,105	2,892
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	40	(21)
JOINT VENTURES AND ASSOCIATES	15	1,638	1,578
Joint ventures		179	173
Associates		1,459	1,405
INSURANCE AND REINSURANCE ASSETS	22	371	366
TANGIBLE ASSETS	16	10,302	7,229
Property, plant and equipment		10,084	7,066
For own use		9,808	6,756
Other assets leased out under an operating lease		276	310
Investment properties		218	163
INTANGIBLE ASSETS	17	8,262	8,314
Goodwill		6,203	6,180
Other intangible assets		2,059	2,134
TAX ASSETS	18	17,401	18,100
Current		1,882	2,784
Deferred		15,519	15,316
OTHER ASSETS	19	4,454	5,472
Insurance contracts linked to pensions		-	-
Inventories		592	635
Other		3,861	4,837
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	20	1,505	2,001
TOTAL ASSETS		697,626	676,689

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated balance sheets as of June 30, 2019 and December 31, 2018

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2019	December 2018
FINANCIAL LIABILITIES HELD FOR TRADING	9	91,358	80,774
Trading derivatives		31,817	31,815
Short positions		12,864	11,025
Deposits from central banks		8,556	10,511
Deposits from credit institutions		29,733	15,687
Customer deposits		8,388	11,736
Debt certificates		-	-
Other financial liabilities		-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	8,922	6,993
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		999	976
Debt certificates		3,992	2,858
Other financial liabilities		3,931	3,159
Memorandum item: Subordinated liabilities		-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	21	513,937	509,185
Deposits from central banks		28,558	27,281
Deposits from credit institutions		32,899	31,978
Customer Deposits		375,104	375,970
Debt certificates		62,685	61,112
Other financial liabilities		14,692	12,844
Memorandum item: Subordinated liabilities		17,109	18,047
HEDGING DERIVATIVES	14	3,281	2,680
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	-	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	10,634	9,834
PROVISIONS	23	6,631	6,772
Provisions for pensions and similar obligations		4,745	4,787
Other long term employee benefits		58	62
Provisions for taxes and other legal contingencies		689	686
Provisions for contingent risks and commitments		639	636
Other provisions		500	601
TAX LIABILITIES	18	3,397	3,276
Current		1,074	1,230
Deferred		2,323	2,046
OTHER LIABILITIES	19	4,776	4,301
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	-
TOTAL LIABILITIES		642,936	623,814

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated balance sheets as of June 30, 2019 and December 31, 2018

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2019	December 2018
SHAREHOLDERS’ FUNDS		55,774	54,326
Capital	25	3,267	3,267
Paid up capital		3,267	3,267
Unpaid capital which has been called up		-	-
Share premium		23,992	23,992
Equity instruments issued other than capital		-	-
Other equity instruments		43	50
Retained earnings	26	26,428	23,018
Revaluation reserves	26	1	3
Other reserves	26	(94)	(58)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates		(94)	(58)
Other		-	-
Less: Treasury shares		(99)	(296)
Profit or loss attributable to owners of the parent		2,442	5,324
Less: Interim dividends		(208)	(975)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(6,923)	(7,215)
Items that will not be reclassified to profit or loss		(1,531)	(1,284)
Actuarial gains or losses on defined benefit pension plans		(1,393)	(1,245)
Non-current assets and disposal groups classified as held for sale		-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(164)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		25	116
Items that may be reclassified to profit or loss		(5,392)	(5,932)
Hedge of net investments in foreign operations (effective portion)		(537)	(218)
Foreign currency translation		(6,535)	(6,643)
Hedging derivatives. Cash flow hedges (effective portion)		50	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,639	943
Hedging instruments (non-designated items)		-	-
Non-current assets and disposal groups classified as held for sale		-	1
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(9)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	28	5,839	5,764
Accumulated other comprehensive income (loss)		(3,527)	(3,236)
Other		9,366	9,000
TOTAL EQUITY		54,690	52,874
TOTAL EQUITY AND TOTAL LIABILITIES		697,626	676,689
0	0	0	0
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
0	Notes	June 2019	December 2018
Loan commitments given	30	122,938	118,959
Financial guarantees given	30	15,526	16,454
Other commitments given	30	36,158	35,098

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated income statements for the six months ended June 30, 2019 and 2018

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2019	June 2018
Interest and other income	32.1	15,678	14,418
Interest expense	32.2	(6,691)	(5,828)
NET INTEREST INCOME		8,987	8,590
Dividend income	33	103	83
Share of profit or loss of entities accounted for using the equity method	34	(19)	13
Fee and commission income	35	3,661	3,553
Fee and commission expense	35	(1,191)	(1,073)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	36	67	130
Gains (losses) on financial assets and liabilities held for trading, net	36	173	329
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	36	98	3
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	36	(3)	107
Gains (losses) from hedge accounting, net	36	73	51
Exchange differences, net	36	134	74
Other operating income	37	337	554
Other operating expense	37	(995)	(1,062)
Income from insurance and reinsurance contracts	38	1,547	1,601
Expense from insurance and reinsurance contracts	38	(983)	(1,091)
GROSS INCOME	0	11,989	11,863
Administration costs	0	(5,084)	(5,297)
Personnel expense	39.1	(3,131)	(3,104)
Other administrative expense	39.2	(1,953)	(2,193)
Depreciation and amortization	40	(790)	(599)
Provisions or reversal of provisions	41	(261)	(184)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	42	(1,777)	(1,606)
Financial assets measured at amortized cost	0	(1,772)	(1,618)
Financial assets at fair value through other comprehensive income	0	(5)	12
NET OPERATING INCOME	0	4,077	4,177
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates	0	-	-
Impairment or reversal of impairment on non-financial assets	43	(44)	-
Tangible assets	0	(30)	(18)
Intangible assets	0	(1)	(3)
Other assets	0	(13)	21
Gains (losses) on derecognition of non financial assets and subsidiaries, net	44	8	80
Negative goodwill recognized in profit or loss		-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	45	11	29
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	49.1	4,052	4,286
Tax expense or income related to profit or loss from continuing operations	0	(1,136)	(1,222)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS	0	2,916	3,063
Profit or loss after tax from discontinued operations, net	0	-	-
PROFIT FOR THE PERIOD		2,916	3,063
Attributable to minority interest (non-controlling interest)	28	475	528
Attributable to owners of the parent	48.1	2,442	2,536
0	0	0	0
0	0	June 2019	June 2018
EARNINGS PER SHARE (Euros)	0	0.34	0.36
Basic earnings per share from continued operations	0	0.34	0.36
Diluted earnings per share from continued operations	0	0.34	0.36
Basic earnings per share from discontinued operations	0	-	-
Diluted earnings per share from discontinued operations	0	-	-

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated statements of recognized income and expenses for the six months ended June 30, 2019 and 2018

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (Millions of Euros)
	June 2019	June 2018
PROFIT RECOGNIZED IN INCOME STATEMENT	2,916	3,063
OTHER RECOGNIZED INCOME (EXPENSE)	2	(1,399)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(242)	(168)
Actuarial gains and losses from defined benefit pension plans	(208)	(29)
Non-current assets and disposal groups held for sale	-	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	4	(193)
Gains or losses from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(130)	98
Income tax related to items not subject to reclassification to income statement	92	(44)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	244	(1,230)
Hedge of net investments in foreign operations (effective portion)	(327)	(69)
Valuation gains or losses taken to equity	(327)	(121)
Transferred to profit or loss	-	-
Other reclassifications	-	52
Foreign currency translation	(167)	(794)
Valuation gains or losses taken to equity	(167)	(708)
Transferred to profit or loss	-	-
Other reclassifications	-	(86)
Cash flow hedges (effective portion)	57	(60)
Valuation gains or losses taken to equity	75	(106)
Transferred to profit or loss	(18)	46
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Debt securities at fair value through other comprehensive income	975	(441)
Valuation gains or losses taken to equity	997	(350)
Transferred to profit or loss	(23)	(91)
Other reclassifications	-	-
Non-current assets and disposal groups held for sale	(1)	20
Valuation gains or losses taken to equity	(1)	(14)
Transferred to profit or loss	-	-
Other reclassifications	-	35
Entities accounted for using the equity method	1	-
Income tax relating to items subject to reclassification to income statements	(293)	113
TOTAL RECOGNIZED INCOME/EXPENSES	2,918	1,664
Attributable to minority interest (non-controlling interests)	183	(199)
Attributable to the parent company	2,735	1,863

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
JUNE 2019												Valuation adjustments (Note 28)	Other (Note 28)
Balances as of January 1, 2019	3,267	23,992	-	50	23,017	3	(57)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874
Total income/expense recognized	-	-	-	-	-	-	-	-	2,442	-	293	(291)	475	2,918
Other changes in equity	-	-	-	(7)	3,411	(1)	(37)	197	(5,324)	767	-	-	(108)	(1,103)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,060)	-	(3)	-	-	-	-	-	(138)	(1,201)
Purchase of treasury shares	-	-	-	-	-	-	-	(591)	-	-	-	-	-	(591)
Sale or cancellation of treasury shares	-	-	-	-	18	-	-	788	-	-	-	-	-	806
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	4,387	(1)	(37)	-	(5,324)	975	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(3)	-	-	-	-	-	-	-	-	-	(3)
Other increases or (-) decreases in equity	-	-	-	(4)	65	-	3	-	-	(208)	-	-	30	(113)
Balances as of June 30, 2019	3,267	23,992	-	43	26,428	1	(94)	(99)	2,442	(208)	(6,923)	(3,527)	9,366	54,690

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
JUNE 2018												Valuation adjustments (Note 28)	Other (Note 28)
Balances as of January 1, 2018	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies	-	-	-	-	(2,713)	-	9	-	-	-	1,756	850	(822)	(919)
Adjusted initial balance	3,267	23,992	-	54	22,761	12	(34)	(96)	3,519	(1,043)	(7,036)	(2,528)	9,536	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	2,536	-	(672)	(726)	528	1,665
Other changes in equity	-	-	-	(7)	325	(1)	(40)	(108)	(3,519)	873	1,096	540	(949)	(1,791)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(992)	-	(4)	-	-	(170)	-	-	(375)	(1,541)
Purchase of treasury shares	-	-	-	-	-	-	-	(887)	-	-	-	-	-	(887)
Sale or cancellation of treasury shares	-	-	-	-	2	-	-	779	-	-	-	-	-	781
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,411	(1)	(30)	-	(3,519)	1,043	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(18)	-	-	-	-	-	-	-	-	-	(18)
Other increases or (-) decreases in equity	-	-	-	11	(96)	-	(6)	-	-	-	-	-	(35)	(126)
Balances as of June 30, 2018	3,267	23,992	-	47	23,086	11	(74)	(205)	2,536	(170)	(6,612)	(2,715)	9,115	52,278

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited consolidated statements of cash flows for the six months ended June 30, 2019 and 2018

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	June 2019	June 2018
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	(13,908)	(5,537)
1. Profit for the period	2,916	3,063
2. Adjustments to obtain the cash flow from operating activities:	4,225	3,235
Depreciation and amortization	790	606
Other adjustments	3,435	2,629
3. Net increase/decrease in operating assets	(38,106)	(18,862)
Financial assets held for trading	(14,707)	1,291
Non-trading financial assets mandatorily at fair value through profit or loss	247	42
Other financial assets designated at fair value through profit or loss	(337)	(350)
Financial assets at fair value through other comprehensive income	(7,114)	(6,409)
Loans and receivables	(17,860)	(12,207)
Other operating assets	1,665	(1,229)
4. Net increase/decrease in operating liabilities	17,297	8,037
Financial liabilities held for trading	10,206	2,529
Other financial liabilities designated at fair value through profit or loss	1,838	754
Financial liabilities at amortized cost	4,000	4,968
Other operating liabilities	1,253	(214)
5. Collection/Payments for income tax	(241)	(1,010)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	(598)	(86)
1. Investment	(1,030)	(783)
Tangible assets	(672)	(244)
Intangible assets	(358)	(407)
Investments in joint ventures and associates	-	(112)
Subsidiaries and other business units	-	(20)
Non-current assets held for sale and associated liabilities	-	-
Other settlements related to investing activities	-	-
2. Divestments	432	697
Tangible assets	-	305
Intangible assets	-	-
Investments in joint ventures and associates	358	79
Subsidiaries and other business units	-	85
Non-current assets held for sale and associated liabilities	-	33
Other collections related to investing activities	74	195
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	(2,257)	(1,701)
1. Payments	(4,812)	(3,315)
Dividends	(1,272)	(1,240)
Subordinated liabilities	(2,613)	(813)
Treasury stock amortization	-	-
Treasury stock acquisition	(591)	(887)
Other items relating to financing activities	(336)	(375)
2. Collections	2,555	1,614
Subordinated liabilities	1,749	833
Treasury shares increase	-	-
Treasury shares disposal	806	781
Other items relating to financing activities	-	-
D) EFFECT OF EXCHANGE RATE CHANGES	2,920	(1,991)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A + B + C+ D)	(13,843)	(9,312)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	54,138	45,549
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)	40,295	36,238

Components of cash and equivalent at end of the period (Millions of Euros)

	June 2019	June 2018
Cash	5,544	5,545
Balance of cash equivalent in central banks	34,750	30,693
Other financial assets	-	-
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	40,295	36,238

The accompanying Notes 1 to 49 are an integral part of the Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the unaudited condensed interim consolidated financial statements

1.   Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information

1.1.  Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, the “Group” or the “BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.

The consolidated financial statements of the BBVA Group for the year ended December 31, 2018 were authorized for issue on March 15, 2019.

1.2.  Basis for the presentation of the condensed interim consolidated financial statements

The BBVA Group’s condensed interim consolidated financial statements are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and have been presented to the Board of Directors at its meeting held on July 30, 2019. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those financial statements.

Therefore, the accompanying condensed interim consolidated financial statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IFRS-IASB, consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2018.

The aforementioned annual consolidated financial statements were presented in accordance with IFRS-IASB and with EU-IFRS applicable as of December 31 2018 respectively, considering the Bank of Spain Circular 4/2017, and any other legislation governing financial reporting applicable to the Group in Spain.

The accompanying condensed interim consolidated financial statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2018, taking into consideration the new Standards and Interpretations that became effective on January 1, 2019 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2019, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2019.

The condensed interim consolidated financial statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.

All effective accounting standards and valuation criteria with a significant effect in the condensed interim consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying condensed interim consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these condensed interim consolidated financial statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

When determining the information to disclose about various items of the financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.  Comparative information

Hyperinflationary economies

The information as of June 30, 2018 has been restated for comparative purposes taking into account the change in accounting policies for hyperinflationary economies made by the Group in 2018 in accordance with IAS 29 "Financial information in hyperinflationary economies". Additionally, the application of accounting for hyperinflation in Argentina was performed for the first time in September 2018 with accounting effects from January 1, 2018, recording the impact of the nine months in the third quarter. In order to make the 2019 financial information comparable to 2018, the condensed interim consolidated financial statements as of and for the six months ended June 30, 2018 have been reexpressed to reflect these impacts.

Leases

As of January 1, 2019, IFRS 16 “Leases” replaced IAS 17 “Leases” and includes changes in the lessee accounting model (see Note 2.1). This amendment was applied using the modified retrospective method and the previous periods have not been restated for comparison purposes as allowed by the standard itself.

Income taxes

As mentioned in Note 2.1, derived from the IFRS 2015-2017 Annual Improvements Project, the amendment to IAS 12 - Income Tax meant that the tax impacts of the distribution of dividends must be recorded in the "Tax expense or income related to profit or loss from continuing operations" line of the consolidated income statements for the period. Previously they were recorded under total equity. This amendment was applied prospectively from January 1, 2019. The amount derived from having applied this amendment to IAS 12 to prior years would have resulted in a benefit of €38 million in the consolidated income statement for the first half of 2018, which would have meant an increase of 1.5% of the profit attributable to owners of the parent result of that period). This reclassification has no impact on the consolidated total equity.

Operating segments

In 2019, there have been changes to the BBVA Group business segments in comparison to the segment structure in 2018 (See Note 5). The information related to business segments as of December 31, 2018 and as of June 30, 2018 has been restated in order to make them comparable, as required by IFRS 8 “Information by business segments”.

1.4.  Seasonal nature of income and expense

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5.  Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s condensed interim consolidated financial statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these condensed interim consolidated financial statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•          Impairment losses on certain financial assets (Notes 6, 12, 13, 14 and 15).

•          The assumptions used to quantify certain provisions (Note 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (Note 24).

•          The useful life and impairment losses of tangible and intangible assets (Note 16, 17, 19 and 20).

•          The valuation of goodwill and price allocation of business combinations (Note 17).

•          The fair value of certain unlisted financial assets and liabilities (Note 7).

•          The recoverability of deferred tax assets (Note 18).

Although these estimates were made on the basis of the best information available as of the end of the reporting period, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During the six months ended June 30, 2019 there were no significant changes to the assumptions made as of December 31, 2018, except as indicated in these consolidated financial statements.

2. Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The accounting policies and methods applied for the preparation of the accompanying condensed interim consolidated financial statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2018 (Note 2) , except for the entry into force of new standards in 2019.

2.1  Standards and interpretations that became effective in the first six months of 2019

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2019. They have had an impact on the BBVA Group’s condensed interim consolidated financial statements corresponding to the period ended June 30, 2019.

IFRS 16 – “Leases”

Effective January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA has elected to apply both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets – Property plants and equipment” and “Tangible assets – Investment properties” of the consolidated balance sheet (see Note 16) and a lease liability representing its obligation to make lease payments which are recorded under the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet (see Note 21.6). In the consolidated income statement, the amortization of the right to use is recorded in the heading “Depreciation and amortization – tangible asset” (see Note 40) and the financial cost associated with the lease liability is recorded in the heading “Interest expense – financial liabilities at amortized cost” (see Note 32.2).

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

At the transition date, the Group decided to apply the modified retrospective approach which requires recognition of a lease liability equal to the present value of the future payments committed to as of January 1, 2019. Regarding the measurement of the right-of-use asset, the Group elected to record an amount equal to the lease liability, adjusted for the amount of any advance or accrued lease payment related to that lease recognized in the balance sheet before the date of initial application.

As of January 1, 2019, the Group recognized assets for the right-of-use and lease liabilities for an amount of €3,419 and €3,472 million, respectively. The impact in terms of capital (CET1) of the Group amounted to -11 basis points.

IFRIC 23 – “Uncertainty over Income Tax Treatments”

IFRIC 23 provides guidance on how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

If the entity considers that it is probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings.

If the entity considers that it is not probable that taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to use the most likely amount or the expected value (sum of the probability weighted amounts in a range of possible outcomes) in determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The method used should be the method that the entity expects to provide the better prediction of the resolution of the uncertainty.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group’s condensed interim consolidated financial statements.

Amended IAS 28 – “Long-term Interests in Associates and Joint Ventures”

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group’s condensed interim consolidated financial statements.

Annual improvements cycle to IFRSs 2015-2017

The annual improvements cycle to IFRSs 2015-2017 includes minor changes and clarifications to IFRS 3- “Business Combinations”, IFRS 11 – “Joint Arrangements”, IAS 12 – “Income Taxes” and IAS 23 – “Borrowing Costs”. The implementation of these standards as of January 1, 2019 has not had a significant impact on the Group’s condensed interim consolidated financial statements.

Additionally, this project has introduced an amendment to IAS 12, whose entry into force on January 1, 2019 meant that the tax impact of the distribution of generated benefits must be recorded in the "Expenses or income for taxes on the profits of the continuing activities" line of the consolidated income statement for the year. The amount derived from this amendment to IAS 12 resulted in a credit of €32 million in the consolidated income statement for the first half of the 2019 fiscal year (see Note 1.3).

Amended IAS 19 – “Plan Amendment, Curtailment or Settlement”

The minor amendments in IAS 19 concern the cases if a plan is amended, curtailed or settled during the period. In these cases, an entity should ensure that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions applied for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The implementation of this standard as of January 1, 2019 has not had a significant impact on the Group´s condensed interim consolidated financial statements.

2.2  Standards and interpretations issued but not yet effective as of June 30, 2019

The following new International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying condensed interim consolidated financial statements, but are not mandatory as of June 30, 2019. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IAS 1 and IAS 8 – “Definition of Material”

This Standard will be applied to the accounting years starting on or after January 1, 2020.

IFRS 3 – “Definition of a business”

This Standard will be applied to the accounting years starting on or after January 1, 2020.

IFRS 17 – “Insurance Contracts”

This Standard will be applied to the accounting years starting on or after January 1, 2022.

3.   BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the consolidated financial statements of the Group for the year ended December 31, 2018:

•          Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•          Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

•          Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•          Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The BBVA Group´s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with an active presence in other areas of Europe and Asia (see Note 5).

Main transactions in the Group in the first six months of 2019

There were no significant transactions during the first six months of 2019.

Main transactions in the Group in 2018

The following transactions are detailed in Note 3 of the consolidated financial statements of the Group for the year ended December 31, 2018

•          Sale of BBVA’s stake in BBVA Chile (July).

•          Agreement for the creation of a joint-venture and transfer of the Real Estate business in Spain (October).

4.   Shareholder remuneration system

The Board of Directors, at the Annual General Meeting of March 15, 2019, approved the payment in cash of €0.16 (€0.1296 net of withholding tax) per BBVA share as the final dividend for 2018. The dividend was paid on April 10, 2019 (see Note 48.1).

5.   Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

As of June 30, 2019, the reporting structure of the BBVA Group’s business areas differs from the one presented at the end of the year 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, balance sheet intra-group adjustments between Corporate Center and the operating segments have been reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the six months ended June 30, 2019 comparable as required by IFRS 8 “Information by business segments”, figures as of December 31, 2018 and for the six months ended June 30, 2018 have been restated in conformity with the new segment reporting structure. The BBVA Group's operating segments are summarized below:

•          Spain

Includes mainly the banking and insurance business that the Group carries out in Spain.

•          The United States

Includes the financial business activity of BBVA USA in the country and the activity of the branch of BBVA Spain in New York.

•          Mexico

Includes banking and insurance businesses in this country as well as the activity of its branch in Houston.

•          Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•          South America

Includes basically the Group´s banking and insurance businesses in the region.

•          Rest of Eurasia

Includes the banking business activity carried out by the Group in Europe, excluding Spain, and in Asia.

Lastly, Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuances to ensure an adequate management of the Group's global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings, certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2019 and December 31, 2018, is as follows:

Total assets by Operating Segments (Millions of Euros)
	June 2019	December 2018
Spain	368,982	354,901
United States	86,229	82,057
Mexico	105,366	97,432
Turkey	64,641	66,250
South America	56,433	54,373
Rest of Eurasia	20,209	18,834
Subtotal Assets by Operating Segments	701,860	673,848
Corporate Center and adjustments	(4,234)	2,841
Total Assets BBVA Group	697,626	676,689

The attributable profit and main earnings figures in the consolidated income statements as of June 30, 2019 and 2018 by operating segments are as follows:

Main margins and profit by Operating Segments (Millions of Euros)
		Operating Segments
	BBVA Group	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
June 2019
Net interest income	8,987	1,808	1,217	3,042	1,353	1,613	84	(132)
Gross income	11,989	2,818	1,615	3,901	1,677	1,994	220	(236)
Net operating income	6,115	1,190	655	2,611	1,084	1,215	78	(718)
Profit or loss before tax from continuing operations	4,052	1,027	363	1,783	726	847	69	(762)
Profit	2,442	734	297	1,287	282	404	55	(616)
June 2018
Net interest income	8,590	1,852	1,082	2,648	1,510	1,553	83	(137)
Gross income	11,863	3,023	1,437	3,465	1,924	1,987	217	(188)
Net operating income	5,967	1,336	544	2,309	1,245	1,078	77	(621)
Profit or loss before tax from continuing operations	4,286	1,056	493	1,654	964	724	93	(698)
Profit	2,536	746	385	1,200	372	332	60	(558)

6.   Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2019 do not differ significantly from those included in the consolidated financial statements of the Group for the year ended December 31, 2018 (see Note 7 of such financial statements).

6.1  Risk factors

BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of risks that could affect the Group’s business trends. These risks are described in the following main sections:

•          Macroeconomic and geopolitical risks

Global growth is slowing in the face of protectionist pressures affecting the global industrial sector and international trade, although first quarter data indicates a certain degree of stabilization, supported by the strength of the service sector, strong employment and low inflation. This trend is occurring across all regions, with cyclical slowdown in the United States, the trend toward growth moderation in China and the continuation of lower growth in Europe. Thus, global growth is forecasted at around 3.3% in 2019 and 2020. However, the deterioration of trade negotiations between the United States and China since late April poses a major risk to the global economy.

In terms of monetary policy, the main central banks signaled their intention to adopt further measures that would provide a stimulus to counteract the high level of uncertainty in the economy, as well as the continued decrease in the long-term inflation outlook. The Federal Reserve, after raising its benchmark interest rate to 2.50% in December, laid the foundations to initiate interest rate reductions in the face of more moderate growth forecasts, weighed down by the trade threat and political uncertainty. For its part, the ECB strengthened its accommodative monetary policy stance by approving a new liquidity provision program, postponing its commitment to maintain interest rates at current levels until mid-2020, and indicating that it has a range of instruments at its disposal to combat growth and inflation risks, including the reduction of deposit rates or the renewal of the bond purchase program. Accordingly, interest rates will remain low in major economies, enabling emerging countries to gain room to maneuver.

•          Regulatory and reputational risks

•        Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

•        The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.

•          Business, operational and legal risks

•        New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

•        Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

•        The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings of every kind, civil, criminal, administrative, litigation, as well as investigations from the supervisor, along several jurisdictions, which consequences are difficult to determine (including those procedures in which an undetermined number of applicants is involved, in which damages claimed are not easy to estimate, in which an exorbitant amount is claimed, in which new jurisdictional issues are introduced under creative non contrasted legal arguments and those which are at a very initial stage).

•        In Spain, in many of the existing proceedings the plaintiffs claim, both before Spanish courts and in preliminary rulings before the Court of Justice of the European Union, that a number of clauses usually included in a mortgage loan agreements with financial institutions are declared abusive (including mortgage costs clauses, early termination clauses, the use of certain reference interest rates and opening fees).

With regards to mortgage loan agreements with consumers linked to the IRPH index (average rate of mortgage loans for more than three years for the acquisition of free housing, granted by credit institutions in Spain), which is considered an "official interest rate" by the mortgage transparency regulation, calculated by the Bank of Spain and published in the Spanish Official Gazette, the Spanish Supreme Court issued on December 14, 2017 ruling nº 669/2017 in which confirmed that it was not possible to determine the lack of transparency of the interest rate of the loan from the mere fact of its reference to one or another official index, or consider it abusive according to Directive 93/13. As of the date of this report, there is still pending a preliminary ruling resolution of the European Court of Justice which challenges the decision taken by the Spanish Supreme Court.

In addition, the application of certain interest rates and other mandatory rules in certain revolving credit card agreements is also being challenged in Spanish courts. This kind of resolution against the Group or other financial institutions may directly or indirectly affect the Group.

•        The Group is also involved in antitrust proceedings in certain countries which could, among other things, give rise to sanctions or lead to lawsuits from third parties.

•        The Spanish judicial authorities are investigating the activities of the company Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services to the Bank. In this regard, on 29 July 2019, the Bank was notified of the order from the Central Investigating Court number 6 of the National High Court, declaring the Bank as an official suspect (investigado) under preliminary proceedings 96/2017 - piece number 9, for possible breaches of law related to bribery, revelation of secrets and corruption. The Bank has been collaborating proactively with the judicial authorities, sharing with the courts information of the 'forensic' investigation, currently ongoing, which was commissioned to PriceWaterhouseCoopers through its external lawyers Garrigues, together with Uría. The Bank is not authorized to publicly divulge this information given the requirement of not interfering with the judicial investigation. The criminal proceeding is at an incipient stage in the pre-trial phase and continues under secrecy order, so it is not possible to predict at this time the scope or duration of such proceeding or its possible outcome or implications for the Group, notwithstanding the potential reputation risk of these proceedings.

•        The Group constantly manages and monitors investigations, proceedings and legal or regulatory actions for the defense of its interests, making provisions (based on the number of litigations and the status of the proceedings or actions) to cover them when necessary. However, it is difficult to predict the outcome of investigations, legal or regulatory proceedings or actions to which the Bank is already a party, those that may arise in the future or those in which other financial institutions are a party. Therefore, in the event of a change in the case law or unexpected results of some of these, the provisions recorded may be insufficient and may have a significant adverse effect on the Group's business, financial position and results.

6.2   Credit risk

6.2.1  Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk, not including its impairment losses, by headings in the balance sheets as of June 30, 2019 and December 31, 2018, is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		74,954
Debt securities	9	32,274
Equity instruments	9	5,555
Loans and advances	9	37,125
Non-trading financial assets mandatorily at fair value through profit or loss		4,918
Loans and advances	10	1,052
Debt securities	10	155
Equity instruments	10	3,711
Financial assets designated at fair value through profit or loss	11	1,403
Derivatives (trading and hedging)		40,738
Financial assets at fair value through other comprehensive income		63,396	63,396	-	-
Debt securities	12	60,750	60,750	-	-
Equity instruments	12	2,613	2,613	-	-
Loans and advances to credit institutions	12	33	33	-	-
Financial assets at amortized cost		443,162	394,884	32,230	16,048
Loans and advances to central banks		5,582	5,582	-	-
Loans and advances to credit institutions		10,862	10,739	113	10
Loans and advances to customers		389,306	341,582	31,724	15,999
Debt securities		37,412	36,981	392	39
Total financial assets risk		628,572	458,280	32,230	16,048
Total loan commitments and financial guarantees	30	174,621	164,314	9,389	918
Total maximum credit exposure		803,193

Maximum Credit Risk Exposure (Millions of Euros)
	Notes	December 2018	Stage 1	Stage 2	Stage 3
Financial assets held for trading		59,581
Debt securities	9	25,577
Equity instruments	9	5,254
Loans and advances	9	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	10	1,803
Debt securities	10	237
Equity instruments	10	3,095
Financial assets designated at fair value through profit or loss	11	1,313
Derivatives (trading and hedging)		38,249
Financial assets at fair value through other comprehensive income		56,365	56,362	3	-
Debt securities	12	53,737	53,734	3	-
Equity instruments	12	2,595	2,595	-	-
Loans and advances to credit institutions	12	33	33	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,571	440,993	30,905	16,394
Total loan commitments and financial guarantees	30	170,511	161,404	8,120	987
Total maximum credit exposure		763,082

The breakdown by country and Stage of the maximum credit risk exposure, the provisions recognized and the carrying amount of the loans and advances to customers as of June 30, 2019 and 2018 is shown below:

June 2019
	Gross exposure				Accumulated impairment				Carrying amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Spain (*)	174,609	13,510	9,061	197,180	(748)	(740)	(3,932)	(5,420)	173,860	12,771	5,129	191,760
The United States	48,971	6,222	730	55,923	(193)	(326)	(213)	(732)	48,778	5,896	516	55,190
Mexico	51,450	3,600	1,289	56,339	(690)	(379)	(833)	(1,901)	50,760	3,221	456	54,438
Turkey (**)	32,859	5,687	3,093	41,639	(179)	(559)	(1,614)	(2,353)	32,680	5,128	1,478	39,286
South America (***)	32,906	2,698	1,807	37,411	(371)	(259)	(1,096)	(1,726)	32,535	2,439	712	35,685
Others	788	7	19	814	(1)	(1)	(17)	(18)	787	6	2	796
Total (****)	341,582	31,724	15,999	389,306	(2,182)	(2,263)	(7,706)	(12,151)	339,400	29,462	8,293	377,155

(*)      Spain includes all countries where BBVA, S.A. operates.

(**)    Turkey includes all countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

(****)  The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc, S.A.

December 2018
	Gross exposure				Accumulated impairment				Carrying amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Spain (*)	172,599	12,827	10,021	195,447	(713)	(877)	(4,284)	(5,874)	171,886	11,951	5,737	189,574
The United States	50,665	5,923	733	57,321	(206)	(299)	(153)	(658)	50,459	5,624	580	56,663
Mexico	48,354	3,366	1,138	52,858	(640)	(373)	(737)	(1,750)	47,714	2,992	401	51,107
Turkey (**)	34,883	6,113	2,722	43,718	(171)	(591)	(1,479)	(2,241)	34,712	5,523	1,244	41,479
South America (***)	31,947	2,436	1,715	36,098	(338)	(234)	(1,084)	(1,656)	31,609	2,202	631	34,442
Others	756	8	19	783	-	(1)	(18)	(19)	755	7	1	763
Total (****)	339,204	30,673	16,348	386,225	(2,070)	(2,374)	(7,755)	(12,199)	337,134	28,299	8,593	374,027

(*)      Spain includes all countries where BBVA, S.A. operates.

(**)    Turkey includes all countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc, S.A.

The disclosure of loans and advances at amortized cost covered by collateral, at June 30, 2019 and December 31, 2018, is the following:

Guarantees received (Millions of Euros)
	June 2019	December 2018
Value of collateral	156,190	158,268
Of which: guarantees normal risks under special monitoring	13,874	14,087
Of which: guarantees non-performing risks	4,668	5,068
Value of other guarantees	25,330	16,897
Of which: guarantees normal risks under special monitoring	2,186	1,519
Of which: guarantees non-performing risks	509	502
Total value of guarantees received	181,521	175,165

The breakdown by counterparty and product of loans and advances, net of impairment losses, as well as the gross carrying amount by type of product, classified in the different headings of the assets, as of June 30, 2019 and December 31, 2018 is shown below:

June 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	7	-	192	2,689	616	3,503	3,686
Credit card debt	-	11	1	3	1,935	13,459	15,409	16,619
Trade receivables		1,007	-	364	14,937	96	16,404	16,688
Finance leases	-	227	-	6	8,201	405	8,838	9,198
Reverse repurchase loans	-	116	260	4	3	-	383	386
Other term loans	5,534	27,407	3,609	6,752	135,393	159,780	338,475	348,547
Advances that are not loans	41	880	7,009	2,022	1,147	549	11,648	11,711
LOANS AND ADVANCES	5,575	29,655	10,879	9,342	164,305	174,906	394,661	406,836
By secured loans
Of which: mortgage loans collateralized by immovable property		1,102	15	270	25,319	111,314	138,021	141,562
Of which: other collateralized loans	-	8,758	172	1,081	28,409	6,621	45,041	45,922
By purpose of the loan
Of which: credit for consumption						41,636	41,636	44,403
Of which: lending for house purchase						110,423	110,423	111,949
By subordination
Of which: project finance loans					13,554		13,554	13,871

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	10	-	151	2,833	648	3,641	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	16,495
Trade receivables		948	-	195	16,190	103	17,436	17,716
Finance leases	-	226	-	3	8,014	406	8,650	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	11,025
LOANS AND ADVANCES	3,941	29,917	9,196	9,468	163,922	172,522	388,966	401,183
By secured loans
Of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	144,005
Of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	47,855
By purpose of the loan
Of which: credit for consumption						40,124	40,124	42,736
Of which: lending for house purchase						111,007	111,007	112,952
By subordination
Of which: project finance loans					13,973		13,973	14,286

6.2.2  Past due but not impaired and impaired secured loans risks

The tables below provide details by counterpart and by product of past due risks not considered to be impaired, as of June 30, 2019 and December 31, 2018, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated.

June 2019 (Millions of Euros)
	Stage 1			Stage 2			Stage 3
	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days
Debt securities	-	-	-	-	-	-	-	-	18
Loans and advances	4,414	281	-	5,143	2,547	-	583	551	2,851
Central banks	-	-	-	-	-	-	-	-	-
General governments	109	32	-	6	1	-	13	-	20
Credit institutions	6	5	-	-	-	-	-	-	-
Other financial corporations	163	2	-	4	1	-	-	-	6
Non-financial corporations	1,153	170	-	1,711	918	-	158	187	1,410
Households	2,982	71	-	3,423	1,628	-	412	363	1,416
TOTAL	4,414	281	-	5,143	2,547	-	583	551	2,870
Loans and advances by product, by collateral and by subordination	-	-	-	-	-	-	-	-	-
On demand (call) and short notice (current account)	263	1	-	32	50	-	1	2	35
Credit card debt	239	6	-	659	114	-	5	27	130
Trade receivables	29	14	-	40	145	-	5	3	59
Finance leases	297	20	-	76	103	-	16	46	90
Reverse repurchase loans	-	-	-	-	-	-	-	-	-
Other term loans	3,577	186	-	4,336	2,133	-	555	473	2,532
Advances that are not loans	10	54	-	-	1	-	-	-	5
Of which: mortgage loans collateralized by immovable property	1,623	46	-	2,115	1,122	-	461	375	1,247
Of which: other collateralized loans	341	21	-	945	169	-	22	28	162
Of which: credit for consumption	985	27	-	1,266	461	-	27	50	376
Of which: lending for house purchase	1,384	30	-	1,819	941	-	333	257	707
Of which: project finance loans	34	-	-	8	188	-	-	-	52

December 2018 (Millions of Euros)
	Stage 1			Stage 2			Stage 3
	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days
Debt securities	-	-	-	-	-	-	-	-	5
Loans and advances	4,191	454	-	4,261	3,228	-	407	900	2,769
Central banks	-	-	-	-	-	-	-	-	-
General governments	95	7	-	5	1	-	5	5	26
Credit institutions	3	-	-	-	-	-	-	-	-
Other financial corporations	117	224	-	2	-	-	-	-	5
Non-financial corporations	1,140	158	-	1,282	1,180	-	149	276	1,333
Households	2,835	64	-	2,971	2,047	-	254	618	1,404
TOTAL	4,191	454	-	4,261	3,228	-	407	900	2,774
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	127	-	-	25	47	-	3	4	52
Credit card debt	182	10	-	598	102	-	24	25	120
Trade receivables	46	12	-	20	106	-	2	11	50
Finance leases	307	16	-	43	102	-	10	20	110
Reverse repurchase loans	-	-	-	-	-	-	-	-	-
Other term loans	3,421	325	-	3,575	2,869	-	369	840	2,433
Advances that are not loans	108	89	-	-	1	-	-	-	4
Of which: mortgage loans collateralized by immovable property	1,681	38	-	1,598	1,745	-	251	712	1,365
Of which: other collateralized loans	255	14	-	742	99	-	22	21	103
Of which: credit for consumption	910	27	-	1,278	424	-	49	49	281
Of which: lending for house purchase	1,365	24	-	1,394	1,404	-	170	507	839
Of which: project finance loans	1	-	-	-	382	-	-	-	71

The breakdown of loans and advances, within financial assets at amortized cost, impaired and accumulated impairment, as well as the gross carrying amount, by counterparties as of June 30, 2019 and December 31, 2018 is as follows:

June 2019 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	5,582	-	(8)	-
General governments	29,167	104	(92)	0.4%
Credit institutions	10,862	10	(16)	0.1%
Other financial corporations	9,405	17	(63)	0.2%
Non-financial corporations	170,149	8,484	(6,270)	5.0%
Households	180,585	7,394	(5,725)	4.1%
LOANS AND ADVANCES	405,750	16,009	(12,174)	3.9%

December 2018 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	3,947	-	(6)	-
General governments	28,632	128	(84)	0.4%
Credit institutions	9,175	10	(12)	0.1%
Other financial corporations	9,490	11	(22)	0.1%
Non-financial corporations	169,764	8,372	(6,260)	4.9%
Households	178,339	7,838	(5,833)	4.4%
LOANS AND ADVANCES	399,347	16,359	(12,217)	4.1%

The changes during the six months ended June 30, 2019 and the year ended December 31, 2018 of impaired financial assets and contingent risks are as follow:

Changes in Impaired Financial Assets and Contingent Risks (Millions of Euros)
	June 2019	December 2018
Balance at the beginning	17,134	20,590
Additions	4,817	9,792
Decreases (*)	(2,940)	(6,909)
Net additions	1,877	2,883
Amounts written-off	(1,734)	(5,076)
Exchange differences and other	(522)	(1,264)
Balance at the end	16,755	17,134

(*)  Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

6.2.3  Impairment losses

Below are the changes in the six months ended June 30, 2019, and the year ended December 31, 2018 in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities measured at amortized cost and financial assets at fair value through other comprehensive income:

Changes in the accumulated impairment losses (Millions of Euros)
	June 2019	December 2018
Opening balance	12,295	14,004
Acquisition of subsidiaries in the period	-	-
Increase in impairment losses charged to income	6,110	9,070
Stage 1	1,117	1,411
Stage 2	1,334	1,071
Stage 3	3,659	6,589
Decrease in impairment losses charged to income	(4,118)	(4,547)
Stage 1	(922)	(1,469)
Stage 2	(944)	(799)
Stage 3	(2,252)	(2,279)
Transfer to written-off loans, exchange differences and other	(2,022)	(6,231)
Closing balance	12,265	12,295

7.   Fair value of financial instruments

The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2019 do not differ significantly from those included in Note 8 from the Consolidated Financial Statements for the year ended December 31, 2018.

The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the Consolidated Financial Statements for the year 2018. Nonetheless, certain interest rate curves have been adapted to those observable in the market, which mainly affects the valuation of certain deposit classes recorded under “Financial liabilities at amortized cost” and certain insurance products recorded under “Financial liabilities designated at fair value through profit or loss - Other financial liabilities”, and, a result thereof, their classification as instruments of Level 2 from Level 3 previously.

The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the Consolidated Financial Statements for the year 2018.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values as of June 30, 2019 and December 31, 2018:

Fair Value and Carrying Amount (Millions of Euros)
		June 2019		December 2018
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	8	44,565	44,565	58,196	58,196
Financial assets held for trading	9	105,369	105,369	90,117	90,117
Non-trading financial assets mandatorily at fair value through profit or loss	10	4,918	4,918	5,135	5,135
Financial assets designated at fair value through profit or loss	11	1,403	1,403	1,313	1,313
Financial assets at fair value through other comprehensive income	12	63,364	63,364	56,337	56,337
Financial assets at amortized cost	13	430,930	431,066	419,660	419,857
Hedging derivatives	14	3,105	3,105	2,892	2,892
LIABILITIES
Financial liabilities held for trading	9	91,358	91,358	80,774	80,774
Financial liabilities designated at fair value through profit or loss	11	8,922	8,922	6,993	6,993
Financial liabilities at amortized cost	21	513,937	510,526	509,185	510,300
Hedging derivatives	14	3,281	3,281	2,680	2,680

The following table shows the financial instruments in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value as of June 30, 2019 and December 31, 2018:

Fair value of financial instruments by levels (Millions of Euros)
			June 2019			December 2018
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	44,333	-	233	58,024	-	172
Financial assets held for trading	9	31,594	72,726	1,048	26,730	62,983	404
Loans and advances		1,341	35,704	80	47	28,642	60
Debt securities		21,295	10,229	750	17,884	7,494	199
Equity instruments		5,499	-	56	5,194	-	60
Derivatives		3,459	26,793	163	3,605	26,846	85
Non-trading financial assets mandatorily at fair value through profit or loss	10	3,707	40	1,171	3,127	78	1,929
Loans and advances		59	-	993	25	-	1,778
Debt securities		43	38	75	90	71	76
Equity instruments		3,606	2	102	3,012	8	75
Financial assets designated at fair value through profit or loss	11	1,403	-	-	1,313	-	-
Loans and advances		-	-	-	-	-	-
Debt securities		1,403	-	-	1,313	-	-
Equity instruments		-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	12	52,768	9,626	969	45,824	9,323	1,190
Loans and advances		33	-	-	33	-	-
Debt securities		50,733	9,505	481	43,788	9,211	711
Equity instruments		2,003	121	489	2,003	113	479
Financial assets at amortized cost	13	25,582	218,460	187,024	21,419	204,619	193,819
Hedging derivatives	14	40	3,061	3	7	2,882	3
LIABILITIES
Financial liabilities held for trading	9	26,373	64,748	237	22,932	57,573	269
Deposits		9,682	36,995	-	7,989	29,945	-
Trading derivatives		3,828	27,753	236	3,919	27,628	267
Other financial liabilities		12,862	-	1	11,024	-	1
Financial liabilities designated at fair value through profit or loss	11	-	8,915	7	-	4,478	2,515
Customer deposits		-	999	-	-	976	-
Debt certificates		-	3,985	7	-	2,858	-
Other financial liabilities		-	3,930	-	-	643	2,515
Financial liabilities at amortized cost	21	61,062	282,829	166,635	58,225	269,128	182,948
Derivatives – Hedge accounting	14	233	3,039	10	223	2,454	3

8.   Cash, cash balances at central banks and other demand deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2019	December 2018
Cash on hand	5,544	6,346
Cash balances at central banks	29,216	43,880
Other demand deposits	9,805	7,970
Total	44,565	58,196

The change in “Cash balances at central banks” is mainly due to the decrease in Bank of Spain.

9.   Financial assets and liabilities held for trading

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held-for-trading (Millions of Euros)
	Notes	June 2019	December 2018
ASSETS
Derivatives		30,414	30,536
Equity instruments	6.2.1	5,555	5,254
Debt securities	6.2.1	32,274	25,577
Issued by Central Banks		1,298	1,001
Issued by public administrations		28,919	22,950
Issued by financial institutions		778	790
Other debt securities		1,279	836
Loans and advances to Central Banks	6.2.1	244	2,163
Reverse repurchase agreements		244	2,163
Loans and advances to credit institutions	6.2.1	24,493	14,566
Reverse repurchase agreements		24,352	13,305
Loans and advances to customers	6.2.1	12,388	12,021
Reverse repurchase agreements		12,123	11,794
Total Assets		105,369	90,117
LIABILITIES
Derivatives		31,817	31,815
Short positions		12,864	11,025
Deposits from central banks		8,556	10,511
Repurchase agreements		8,556	10,511
Deposits from credit institutions		29,733	15,687
Repurchase agreements		29,360	14,839
Deposits from customers		8,388	11,736
Repurchase agreements		8,307	11,466
Total Liabilities		91,358	80,774

10.   Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2019	December 2018
Equity instruments	6.2.1	3,711	3,095
Debt securities	6.2.1	155	237
Loans and advances	6.2.1	1,052	1,803
Total		4,918	5,135

11.   Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2019	December 2018
ASSETS
Debt securities		1,403	1,313
Total Assets	6.2.1	1,403	1,313
LIABILITIES
Deposits		999	976
Debt certificates		3,992	2,858
Other financial liabilities		3,931	3,159
Unit-linked products		3,931	3,159
Total Liabilities		8,922	6,993

12.   Financial assets at fair value through other comprehensive income

12.1 Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets designated at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2019	December 2018
Debt securities	6.2.1	60,750	53,737
Impairment losses		(32)	(28)
Subtotal		60,718	53,709
Equity instruments	6.2.1	2,613	2,595
Loans and advances to credit institutions	6.2.1	33	33
Total		63,364	56,337

12.2 Debt securities

The breakdown of the balance under the heading “Debt securities at fair value through other comprehensive income” of the accompanying condensed interim consolidated financial statements, broken down by issuers, is as follows:

Financial assets designated at fair value through other comprehensive income: Debt Securities. June 2019 (Millions of Euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities	26,138	1,085	(10)	27,213
Spanish Government and other Spanish government agency debt securities	24,304	967	(10)	25,261
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	894	73	-	967
Securities issued by other issuers	940	45	-	984
Foreign Debt Securities	33,529	523	(548)	33,506
Mexico	6,209	17	(77)	6,150
Mexican Government and other Mexican government agency debt securities	5,249	15	(54)	5,210
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	68	-	(1)	68
Securities issued by other issuers	892	2	(22)	872
The United States	11,442	87	(80)	11,449
Government securities	8,220	61	(32)	8,248
US Treasury and other US Government agencies	4,831	52	(8)	4,874
States and political subdivisions	3,389	9	(24)	3,374
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	98	2	-	100
Securities issued by other issuers	3,124	24	(48)	3,100
Turkey	4,033	17	(293)	3,756
Turkey Government and other Turkish government agency debt securities	3,893	17	(290)	3,620
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	140	-	(4)	136
Securities issued by other issuers	-	-	-	-
Other countries	11,845	403	(98)	12,150
Other foreign governments and other government agency debt securities	6,659	237	(56)	6,840
Securities issued by Central Banks	1,278	3	(7)	1,273
Securities issued by credit institutions	1,715	117	(18)	1,814
Securities issued by other issuers	2,194	46	(16)	2,224
Total	59,667	1,608	(558)	60,718

(*)   The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Financial assets designated at fair value through other comprehensive income: Debt Securities. December 2018 (Millions of Euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities	18,802	761	(10)	19,553
Spanish Government and other Spanish government agency debt securities	17,205	661	(9)	17,857
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	793	63	-	855
Securities issued by other issuers	804	37	(1)	841
Foreign Debt Securities	34,521	392	(758)	34,157
Mexico	6,299	6	(142)	6,163
Mexican Government and other Mexican government agency debt securities	5,286	4	(121)	5,169
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	35	-	(1)	34
Securities issued by other issuers	978	2	(20)	961
The United States	14,507	47	(217)	14,338
Government securities	11,227	37	(135)	11,130
US Treasury and other US Government agencies	7,285	29	(56)	7,258
States and political subdivisions	3,942	8	(79)	3,872
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	49	1	-	50
Securities issued by other issuers	3,231	9	(82)	3,158
Turkey	4,164	20	(269)	3,916
Turkey Government and other Turkish government agency debt securities	4,007	20	(256)	3,771
Securities issued by Central Banks	-	-	-	-
Securities issued by credit institutions	157	-	(13)	145
Securities issued by other issuers	-	-	-	-
Other countries	9,551	319	(130)	9,740
Other foreign governments and other government agency debt securities	4,510	173	(82)	4,601
Securities issued by Central Banks	987	2	(4)	986
Securities issued by credit institutions	1,856	111	(20)	1,947
Securities issued by other issuers	2,197	33	(25)	2,206
Total	53,323	1,153	(768)	53,709

(*)   The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities as of June 30, 2019 and December 31, 2018, are as follows:

Debt Securities by Rating
	June 2019		December 2018
	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,785	2.9%	531	1.0%
AA+	8,848	14.6%	13,100	24.4%
AA	257	0.4%	222	0.4%
AA-	307	0.5%	409	0.8%
A+	2,453	4.0%	632	1.2%
A	578	1.0%	687	1.3%
A-	11,389	18.8%	18,426	34.3%
BBB+	22,439	37.0%	9,195	17.1%
BBB	3,947	6.5%	4,607	8.6%
BBB-	1,868	3.1%	1,003	1.9%
BB+ or below	4,706	7.8%	4,453	8.3%
Without rating	2,140	3.5%	445	0.8%
Total	60,718	100%	53,709	100%

12.3 Equity instruments

The breakdown of the balance under the heading "Equity instruments at fair value through other comprehensive income" of the accompanying condensed interim consolidated financial statements as of June 30, 2019 and December 31, 2018, is as follows:

Financial assets designated at fair value through other comprehensive income: Equity instruments. June 2019 (Millions of Euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed	2,274	71	(254)	2,091
Listed Spanish company shares	2,172	-	(242)	1,930
Listed foreign company shares	102	71	(13)	161
United States	30	40	-	70
Mexico	1	28	-	29
Turkey	3	-	(1)	2
Other countries	68	2	(12)	59
Unlisted equity instruments	459	63	(1)	521
Unlisted Spanish company shares	6	1	-	6
Unlisted foreign companies shares	454	62	(1)	515
United States	389	28	-	416
Mexico	-	-	-	-
Turkey	5	4	-	9
Other countries	59	31	(1)	89
Total	2,734	134	(255)	2,613

Financial assets designated at fair value through other comprehensive income: Equity Instruments. December 2018 (Millions of Euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed	2,262	43	(222)	2,083
Listed Spanish company shares	2,172	-	(210)	1,962
Listed foreign company shares	90	43	(12)	121
United States	20	17	-	37
Mexico	1	25	-	26
Turkey	3	-	(1)	2
Other countries	66	1	(11)	56
Unlisted equity instruments	459	55	(1)	513
Unlisted Spanish company shares	6	1	-	7
Unlisted foreign companies shares	453	54	(1)	506
United States	388	23	-	411
Mexico	-	-	-	-
Turkey	6	4	-	10
Other countries	59	27	(1)	85
Total	2,721	98	(223)	2,595

12.4 Gains/losses

Debt securities

The changes in the gains/losses (net of taxes) recognized during the six months ended June 30, 2019 and in the year ended December 31, 2018 under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2019	December 2018
Balance at the beginning		943	1,557
Effect of changes in accounting policies (IFRS 9)			(58)
Valuation gains and losses		1,007	(640)
Amounts transferred to income		(27)	(137)
Other reclassifications		-	-
Income tax		(284)	221
Balance at the end	27	1,639	943

Equity instruments

The changes in the gains/losses (net of taxes) recognized during the six months ended June 30, 2019 and in the year ended December 31, 2018 under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2019	December 2018
Balance at the beginning		(155)	84
Effect of changes in accounting policies (IFRS 9)			(40)
Valuation gains and losses		(1)	(174)
Amounts transferred to income		-	-
Other reclassifications		-	-
Income tax		(7)	(25)
Balance at the end	27	(164)	(155)

13.   Financial assets at amortized cost

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	June 2019	December 2018
Debt securities	37,354	32,530
Of which: Impairment losses	(58)	(51)
Loans and advances to central banks	5,575	3,941
Of which: Impairment losses	(7)	(6)
Loans and advances to credit institutions	10,846	9,163
Of which: Impairment losses	(16)	(12)
Loans and advances to customers	377,155	374,027
Government	29,075	28,114
Other financial corporations	9,342	9,468
Non-financial corporations	163,876	163,922
Other	174,862	172,522
Of which: Impairment losses	(12,151)	(12,199)
Total	430,930	419,660

14.   Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	June 2019	December 2018
ASSETS
Hedging derivatives	3,105	2,892
Fair value changes of the hedged items in portfolio hedges of interest rate risk	40	(21)
LIABILITIES
Hedging derivatives	3,281	2,680
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-

15.    Investments in joint ventures, associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	June 2019	December 2018
Joint ventures	179	173
Associates	1,459	1,405
Total	1,638	1,578

16.   Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible Assets. Breakdown by Type of Asset. (Millions of Euros)
	June 2019	December 2018
Property plant and equipment	10,084	7,066
For own use	9,808	6,756
Land and buildings	6,086	5,939
Work in progress	67	70
Furniture, fixtures and vehicles	6,240	6,314
Right to use assets	3,454
Accumulated depreciation	(5,693)	(5,350)
Impairment	(346)	(217)
Leased out under an operating lease	276	310
Assets leased out under an operating lease	353	386
Accumulated depreciation	(77)	(76)
Impairment	-	-
Investment property	218	163
Building rental	202	195
Other	4	5
Right to use assets	53
Accumulated depreciation	(13)	(11)
Impairment	(27)	(27)
Total	10,302	7,229

The change is mainly due to the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented. From January 1 to June 30, 2019, there have been no significant changes in the right to use assets for leases.

17.   Intangible assets

17.1  Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs) to which it has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the period (Millions of Euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2017	4,837	509	493	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	(127)	26	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	382	519	161	29	23	6,180
Additions	-	-	-	-	-	-	-
Exchange difference	31	(29)	16	5	1	(1)	23
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of June 30, 2019	5,097	353	535	166	30	22	6,203

Impairment Test

As mentioned in Note 2.2.8 of the consolidated financial statements for the year 2018, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. As of and for the six months ended June 30, 2019, no indicators of impairment have been identified in any of the main CGUs.

17.2  Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2019	December 2018
Computer software acquisition expense	1,601	1,605
Other intangible assets with an infinite useful life	12	11
Other intangible assets with a definite useful life	446	518
Total	2,059	2,134

18.   Tax assets and liabilities

18.1 Consolidated tax group

Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

18.2 Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2019	December 2018
Tax assets
Current tax assets	1,882	2,784
Deferred tax assets	15,519	15,316
Total	17,401	18,100
Tax Liabilities
Current tax liabilities	1,074	1,230
Deferred tax liabilities	2,323	2,046
Total	3,397	3,276

19.   Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: (Millions of Euros)
	June 2019	December 2018
Assets	0	0
Insurance contracts linked to pensions	-	-
Inventories	592	635
Real estate	591	633
Others	1	2
Transactions in progress	228	249
Accruals	1,032	702
Prepaid expense	577	465
Other prepayments and accrued income	455	237
Other items	2,602	3,886
Total other assets	4,454	5,472
Liabilities	0	0
Transactions in progress	126	39
Accruals	2,428	2,558
Accrued expense	1,753	2,119
Other accrued expense and deferred income	675	439
Other items	2,222	1,704
Total other liabilities	4,776	4,301

20.   Non-current assets and disposal groups held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2019	December 2018
Foreclosures and recoveries	1,771	2,211
Other assets from tangible assets	274	433
Business sale - Assets	29	29
Accrued amortization (*)	(32)	(44)
Impairment losses	(537)	(628)
Total non-current assets and disposal groups classified as held for sale	1,505	2,001

(*)   Accumulated amortization until related asset was reclassified as “non-current assets and disposal groups held for sale”.

21.   Financial liabilities at amortized cost

21.1  Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	June 2019	December 2018
Deposits	436,561	435,229
Deposits from central banks	28,558	27,281
Deposits from credit institutions	32,899	31,978
Customer deposits	375,104	375,970
Debt certificates	62,685	61,112
Other financial liabilities	14,692	12,844
Total	513,937	509,185

21.2  Deposits from central banks

Deposits from central banks (Millions of Euros)
	June 2019	December 2018
Demand deposits	11	20
Time deposits	27,700	26,886
Repurchase agreements	847	375
Total	28,558	27,281

21.3  Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from credit institutions (Millions of Euros)
	June 2019	December 2018
Demand deposits	9,859	8,370
Time deposits	17,735	17,658
Repurchase agreements	3,366	4,593
Subordinated deposits	192	191
Other deposits	1,747	1,166
Total	32,899	31,978

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions. June 2019 (Millions of Euros)
	Demand Deposits	Time Deposits & other	Repurchase Agreements	Total
Spain	2,502	2,109	336	4,947
The United States	2,496	3,952	-	6,448
Mexico	371	675	413	1,459
Turkey	337	553	4	894
South America	435	1,789	-	2,224
Rest of Europe	3,519	6,289	2,613	12,420
Rest of the world	199	4,308	-	4,508
Total	9,859	19,674	3,366	32,899

Deposits from credit institutions. December 2018 (Millions of Euros)
	Demand Deposits	Time Deposits & other	Repurchase Agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

21.4 Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

Customer deposits (Millions of Euros)
	June 2019	December 2018
Demand deposits	269,010	260,573
Time deposits	98,634	106,385
Repurchase agreements	237	1,209
Subordinated deposits	211	220
Other deposits	7,012	7,582
Total	375,104	375,970
Of which:
In Euros	185,408	184,934
In foreign currency	189,696	191,036

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer deposits. June 2019 (Millions of Euros)
	Demand Deposits	Time Deposits & other	Repurchase Agreements	Total
Spain	143,897	25,848	2	169,747
The United States	41,096	20,898	-	61,994
Mexico	40,269	13,052	231	53,552
Turkey	12,239	21,459	4	33,702
South America	24,047	14,870	-	38,917
Rest of Europe	6,572	8,700	-	15,272
Rest of the world	890	1,030	-	1,919
Total	269,010	105,857	237	375,104

Customer deposits. December 2018 (Millions of Euros)
	Demand Deposits	Time Deposits and others	Repurchase Agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

21.5  Debt certificates

The breakdown of the balance under this heading, by currency, is as follows:

Debt certificates (Millions of Euros)
	June 2019	December 2018
In Euros	37,809	37,436
Promissory bills and notes	475	267
Non-convertible bonds and debentures	10,744	9,638
Covered bonds (*)	15,781	15,809
Hybrid financial instruments	613	814
Securitization bonds	1,519	1,630
Wholesale funding	735	142
Subordinated liabilities	7,942	9,136
Convertible	5,000	5,490
Convertible perpetual securities	5,000	5,490
Convertible subordinated debt	-	-
Non-convertible	2,942	3,647
Preferred stock	85	107
Other subordinated liabilities	2,858	3,540
In foreign currencies	24,876	23,676
Promissory bills and notes	2,222	3,237
Non-convertible bonds and debentures	10,570	9,335
Covered bonds (*)	559	569
Hybrid financial instruments	1,723	1,455
Securitization bonds	23	38
Wholesale funding	1,014	544
Subordinated liabilities	8,764	8,499
Convertible	880	873
Convertible perpetual securities	880	873
Convertible subordinated debt	-	-
Non-convertible	7,884	7,626
Preferred stock	74	74
Other subordinated liabilities	7,810	7,552
Total	62,685	61,112

(*)   Including mortgage-covered bonds.

21.6  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2019	December 2018
Lease liabilities	3,415
Creditors for other financial liabilities	3,237	2,891
Collection accounts	2,356	4,305
Creditors for other payment obligations	5,683	5,648
Total	14,692	12,844

Lease liabilities are recognized after the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

22.   Assets and Liabilities under insurance and reinsurance contracts

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2019 and December 31, 2018, the balance under this heading amounted to €371 million and €366 million, respectively.

The breakdown of the balance under the heading “Liabilities under reinsurance and insurance contracts” is as follows:

Technical reserves (Millions of Euros)
	June 2019	December 2018
Mathematical reserves	9,224	8,504
Provision for unpaid claims reported	656	662
Provisions for unexpired risks and other provisions	754	668
Total	10,634	9,834

23.   Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	June 2019	December 2018
Provisions for pensions and similar obligations	4,745	4,787
Other long term employee benefits	58	62
Provisions for taxes and other legal contingencies	689	686
Provisions for contingent risks and commitments	639	636
Other provisions (*)	500	601
Total	6,631	6,772

(*)   Individually insignificant provisions or contingencies, for various concepts in different geographies.

Ongoing legal proceedings and litigation

The financial sector faces an environment of increasing regulatory and litigious pressure. In this environment, the different Group’s entities are often parties to individual or collective legal proceedings arising from the ordinary activity of their businesses. In accordance with the procedural status of these proceedings and according to the criteria of the attorneys who manage them, BBVA considers that none of them is material, individually or in aggregate, and that no significant impact derives from them neither in the results of operations nor on liquidity, nor in the financial position at a consolidated level of the Group, as at the level of the standalone Bank. The Group Management considers that the provisions made in connection with these legal proceedings are adequate. In addition, as mentioned in Note 6.1 “Risk factors”, the Group is subject or may be subject in the future to a series of legal and regulatory procedures and actions which, in case of a negative result, could have an adverse impact on the Group’s businesses, financial position and results of operations.

24.   Post-employment and other employee benefit commitments

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirees.

The amounts relating to the post-employment benefit commitments recorded in the consolidated income statement for the six month periods ended June 30, 2019 and 2018 are as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	June 2019	June 2018
Interest income and expense		38	41
Personnel expense		79	81
Defined contribution plan expense	39.1	55	51
Defined benefit plan expense	39.1	24	30
Provisions, net	41	127	57
Total impact on income statement: expense (income)		244	179

25.   Common stock

As of June 30, 2019 and December 31, 2018, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA does not know any agreement that could give rise to changes in the control of the Bank.

26.   Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves (Millions of Euros)
	June 2019	December 2018
Retained earnings	26,428	23,018
Revaluation reserves	1	3
Other reserves	(94)	(58)
Total	26,336	22,963

27.   Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of Euros)
	Notes	June 2019	December 2018
Items that will not be reclassified to profit or loss		(1,531)	(1,284)
Actuarial gains or losses on defined benefit pension plans		(1,393)	(1,245)
Non-current assets and disposal groups classified as held for sale		-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.4	(164)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		25	116
Items that may be reclassified to profit or loss		(5,392)	(5,932)
Hedge of net investments in foreign operations (effective portion)		(537)	(218)
Foreign currency translation		(6,535)	(6,643)
Hedging derivatives. Cash flow hedges (effective portion)		50	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.4	1,639	943
Hedging instruments (non-designated items)		-	-
Non-current assets and disposal groups classified as held for sale		-	1
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(9)
Total		(6,923)	(7,216)

The balances recognized under these headings are presented net of tax.

28.   Non-controlling interest

The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: Breakdown by subgroups (Millions of Euros)
	June 2019	December 2018
Garanti BBVA	4,018	4,058
BBVA Peru	1,206	1,167
BBVA Argentina	426	352
BBVA Colombia	70	67
BBVA Venezuela	69	67
Other entities	50	53
Total	5,839	5,764

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	June 2019	June 2018
Garanti BBVA	291	383
BBVA Peru	115	99
BBVA Argentina	60	12
BBVA Colombia	5	5
BBVA Venezuela	2	-
BBVA Chile	2	2
Other entities	-	26
Total	475	528

29.   Capital base and capital management

The eligible capital resources and the risk weighted assets of the Group (phased-in), in accordance with the applicable regulation, considering the entities in scope required by the regulation, as of June 30, 2019 and December 31, 2018 are shown below:

Capital ratios (phased-in)
	June 2019 (*)	December 2018
Eligible Common Equity Tier 1 capital (million euros) (a)	42,328	40,313
Eligible Additional Tier 1 capital (million euros) (b)	6,669	5,634
Eligible Tier 2 capital (million euros) (c)	7,944	8,756
Risk Weighted Assets (million euros) (d)	360,069	348,264
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	11.76%	11.58%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.85%	1.62%
Tier 1 capital ratio (Tier 1) (A)+(B)	13.61%	13.19%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.21%	2.51%
Total capital ratio (A)+(B)+(C)	15.81%	15.71%

(*)   Provisional data.

Leverage ratio
	June 2019 (*)	December 2018
Tier 1 (millions of euros) (a)	48,997	45,947
Exposure to leverage ratio (millions of euros) (b)	731,125	705,299
Leverage ratio (a)/(b) (percentage)	6.70%	6.51%

(*)   Provisional data.

30.   Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Loan commitments, financial guarantees and other commitments (Millions of Euros)
	Notes	June 2019	December 2018
Loan commitments given		122,938	118,959
Of which: defaulted		211	247
Central banks		3	-
General governments		1,688	2,318
Credit institutions		9,966	9,635
Other financial corporations		5,716	5,664
Non-financial corporations		60,845	58,405
Households		44,720	42,936
Financial guarantees given (*)		15,526	16,454
Of which: defaulted		318	332
Central banks		-	2
General governments		151	159
Credit institutions		1,417	1,274
Other financial corporations		582	730
Non-financial corporations		13,069	13,970
Households		307	319
Other commitments given		36,158	35,098
Of which: defaulted		389	408
Central banks		5	1
General governments		605	248
Credit institutions		7,339	5,875
Other financial corporations		3,479	2,990
Non-financial corporations		24,477	25,723
Households		252	261
Total Loan commitments and financial guarantees	6.2.1	174,621	170,511

(*)   Non performing financial guarantees given amounted to €707 and €740 million, respectively, as of June 30,   2019 and December 31, 2018, respectively.

As of June 30, 2019, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €321 million, €176 million and €141 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

31.   Other contingent assets and liabilities

As of June 30, 2019 and December 31, 2018, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the condensed interim consolidated financial statements.

32.    Net interest income

32.1.  Interest and other income

The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other similar income. Breakdown by origin (Millions of Euros)
	June 2019	June 2018
Financial assets held for trading	1,071	813
Financial assets designated at fair value through profit or loss	77	71
Financial assets at fair value through other comprehensive income	975	744
Financial assets at amortized cost	12,956	11,985
Adjustments of income as a result of hedging transactions	(38)	129
Other income	143	147
Insurance activity	494	528
Total	15,678	14,418

32.2.  Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense (Millions of Euros)
	June 2019	June 2018
Financial liabilities held for trading	746	135
Financial liabilities designated at fair value through profit or loss	3	-
Financial liabilities at amortized cost (*)	5,613	4,939
Adjustments of expense as a result of hedging transactions	(136)	300
Insurance activity	338	366
Other expense	127	89
Total	6,691	5,828

(*)   Includes €58 million in June 2019 corresponding to interest expense on leases (see Note 21.6).

33.   Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 34), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	June 2019	June 2018
Dividends from:
Non-trading financial assets mandatorily at fair value through profit or loss	25	11
Financial assets at fair value through other comprehensive income	78	73
Total	103	83

34.   Share of profit or loss of entities accounted for using the equity method

Net income from “Investments in entities accounted for using the equity method” resulted in a negative impact of €19 million for the six months ended June 30, 2019, compared with the positive impact of €13 million recorded for the six months ended June 30, 2018.

35.   Fee and commission income and expense

The breakdown of the balance under these heading in the accompanying consolidated income statements is as follows:

Fee and commission income (Millions of Euros)
	June 2019	June 2018
Bills receivables	19	23
Demand accounts	232	223
Credit and debit cards, ATMs and TPV	1,538	1,382
Checks	100	92
Transfers and other payment orders	319	295
Insurance product commissions	87	96
Commitment fees	60	117
Contingent risks	196	195
Asset management	511	518
Securities fees	158	192
Custody securities	59	62
Other fees and commissions	381	357
Total	3,661	3,553

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and commission expense (Millions of Euros)
	June 2019	June 2018
Credit and debit cards	798	706
Transfers and other payment orders	65	49
Commissions for selling insurance	26	33
Other fees and commissions	302	285
Total	1,191	1,073

36.   Gains (losses) on financial assets and liabilities, net and exchange differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities and exchange differences: Breakdown by heading of the consolidated income statements (Millions of Euros)
	June 2019	June 2018
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	67	130
Financial assets at amortized cost	15	21
Other financial assets and liabilities	53	109
Gains or losses on financial assets and liabilities held for trading, net	173	329
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	98	3
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	(3)	107
Gains or losses from hedge accounting, net	73	51
Subtotal gains or (losses) on financial assets and liabilities	408	621
Exchange differences	134	74
Total	542	696

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities: Breakdown by nature of the financial instrument (Millions of Euros)
	June 2019	June 2018
Debt instruments	451	221
Equity instruments	764	31
Loans and advances to customers	92	(85)
Trading derivatives and hedge accounting	(653)	192
Customer deposits	32	219
Other	(277)	42
Total	408	621

37.   Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2019	June 2018
Gains from sales of non-financial services	129	246
Other operating income	208	307
Total	337	554

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2019	June 2018
Change in inventories	59	165
Other (*)	936	897
Total	995	1,062

(*)   Includes the contributions to guaranteed banks deposits funds and hyperinflation adjustment (see Note 1.3)

38.   Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of Euros)
	June 2019	June 2018
Income on insurance and reinsurance contracts	1,547	1,601
Expenses on insurance and reinsurance contracts	(983)	(1,091)
Total	565	510

39.   Administration costs

39.1.  Personnel expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2019	June 2018
Wages and salaries		2,435	2,432
Social security costs		396	369
Defined contribution plan expense	24	55	51
Defined benefit plan expense	24	24	30
Other personnel expense		222	223
Total		3,131	3,104

The breakdown of the average number of employees in the BBVA Group as of June 30, 2019 and 2018 is as follows:

Average number of employees
	June 2019	June 2018
BBVA Group	125,907	131,881
Men	58,203	60,623
Women	67,704	71,258
Of which BBVA, S.A.:	25,879	26,356
Men	12,842	13,178
Women	13,037	13,178

39.2.  Other administrative expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense (Millions of Euros)
	June 2019	June 2018
Technology and systems	604	556
Communications	109	119
Advertising	158	174
Property, fixtures and materials	266	492
Of which: Rent expense (*)	52	282
Taxes other than income tax	203	215
Other expense	612	638
Total	1,953	2,193

(*)   The change is mainly due to the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

40.   Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2019	June 2018
Tangible assets	488	290
For own use	294	289
Investment properties	2	1
Right-of-use assets (*)	192
Other Intangible assets	302	309
Total	790	599

(*)   The change is mainly due to the implementation of IFRS 16 on January 1, 2019 (see Note 2.1).

41.   Provisions or (reversal) of provisions

In the six months ended June 30, 2019 and 2018 the net provisions recognized in this income statement line item were as follows:

Provisions or (reversal) of provisions (Millions of Euros)
	Notes	June 2019	June 2018
Pensions and other post employment defined benefit obligations	24	127	57
Commitments and guarantees given		7	(102)
Pending legal issues and tax litigation		75	124
Other Provisions		51	105
Total		261	184

42.   Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss (Millions of Euros)
	June 2019	June 2018
Financial assets at fair value through other comprehensive income - debt securities	5	(12)
Financial assets at amortized cost	1,772	1,618
Of which: Recovery of written-off assets	(534)	(317)
Total	1,777	1,606

43.   Impairment or (reversal) of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or (reversal) of impairment on non-financial assets (Millions of Euros)
	June 2019	June 2018
Tangible assets	30	18
Intangible assets	1	3
Others	13	(21)
Total	44	-

44.    Gains (losses) on derecognition of non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) on derecognition of non-financial assets and subsidiaries, net (Millions of Euros)
	June 2019	June 2018
Gains	-
Disposal of investments in non-consolidated subsidiaries	-	52
Disposal of tangible assets and other	13	60
Losses	-	-
Disposal of investments in non-consolidated subsidiaries	-	-
Disposal of tangible assets and other	(6)	(32)
Total	8	80

45.   Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2019	June 2018
Gains on sale of real estate	26	70
Impairment of non-current assets held for sale	(15)	(41)
Total	11	29

46.   Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2019, and December 31, 2018, the following are the transactions with related parties:

46.1  Transactions with significant shareholders

As of June 30, 2019 and December 31, 2018, there were no shareholders considered significant (see Note 25).

46.2  Transactions with BBVA Group entities

The main balances in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	June 2019	December 2018
Assets
Loans and advances to credit institutions	122	132
Loans and advances to customers	1,403	1,866
Liabilities
Deposits from credit institutions	2	2
Customer deposits	601	521
Debt certificates	-	-
Memorandum accounts
Contingent commitments	116	152
Other contingent commitments given	1,030	1,358
Financial guarantees given	103	78

The main balances in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	June 2019	June 2018
Income statement
Interest and other income	26	11
Interest expense	1	1
Fee and commission income	2	2
Fee and commission expenses	14	26

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments (see Note 25) and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying condensed interim consolidated financial statements.

46.3  Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members Board of Directors and Senior Management of BBVA is included in Note 47.

As of June 30, 2019 and December 31, 2018, the amount availed against the loans granted by the Group’s entities to the members of the Board of Directors amounted to €617 and €611 thousand, respectively. The amount availed against the loans by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €3,759 and €3,783 thousand, respectively.

As of June 30, 2019 and December 31, 2018, there were no loans granted to parties related to the members of the Board of Directors. As of June 30, 2019 and December 31, 2018 the amount availed against the loans to parties related to members of the Senior Management amounted to €61 and €69 thousand, respectively.

As of June 30, 2019, and December 31, 2018, no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2019 and December 31, 2018, the amount availed against guarantees arranged with members of the Senior Management amounted to €10 and €38 thousand, respectively.

As of June 30, 2019 and December 31, 2018, no commercial loans and guarantees have been granted with parties related to the members of the Bank’s Board of Directors and the Senior Management.

46.4  Transactions with other related parties

As of June 30, 2019 and December 31, 2018, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

47.   Remuneration and other benefits to the Board of Directors and members of the Bank’s Senior Management

The notes accompanying the Bank's annual consolidated financial statements, corresponding to the financial year ending 31 December 2018, detail the remuneration and other benefits corresponding to the members of the Board of Directors and of Senior Management, including the description of the applicable policies and remuneration systems, and information regarding the conditions to receive remuneration and other benefits.

The General Shareholders' Meeting of the Bank held on 15 March 2019, approved a new Remuneration Policy for BBVA Directors, which while maintaining the same remuneration system as established in the previous policy, incorporates the adjustments to the contractual conditions of the Group Executive Chairman and the Chief Executive Officer resulting from the positions and functions for which they were appointed on 20 December 2018.

On the basis of said policies and remuneration systems, information regarding the remuneration and other benefits for the members of the Board of Directors and for Senior Management corresponding to the period between the start of the financial year and 30 June 2019 is shown below.

•            Remuneration of non-executive directors

The remuneration paid to non-executive directors during the first semester of 2019 is itemised per director below:

Remuneration for non-executive directors (Thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other functions (1)	Total
Tomás Alfaro Drake	64	-	-	-	21	-	21	-	107
José Miguel Andrés Torrecillas	64	-	71	53	-	53	-	8	250
Jaime Félix Caruana Lacorte	64	83	28	53	-	-	14	-	243
Belén Garijo López	64	-	35	-	54	21	-	-	174
Sunir Kumar Kapoor	64	-	-	-	-	-	21	-	86
Carlos Loring Martínez de Irujo	64	83	-	53	21	-	-	-	223
Lourdes Máiz Carro	64	-	35	-	21	14	-	-	134
José Maldonado Ramos	64	83	-	-	-	21	-	-	169
Ana Peralta Moreno	64	-	35	-	21	-	-	-	121
Juan Pi Llorens	64	-	24	107	-	8	21	13	238
Susana Rodríguez Vidarte	64	83	-	53	-	21	-	-	222
Jan Verplancke	64	-	-	-	-	-	21	-	86
Total (2)	772	333	226	321	139	138	100	22	2,052

(1)   Amounts received during the first semester of 2019 by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Independent Director, positions for which they were appointed by resolution of the Board of Directors on April 29, 2019.

(2)   Includes the amounts corresponding to the positions of member of the Board and of member of various committees during the first semester of 2019. By resolution of the Board of Directors on April 29, 2019, the functions of some Board committees were redistributed, and their names and composition were adapted to these changes.

Likewise, during the first semester of 2019, EUR 100 thousand was paid in healthcare and casualty insurance premiums to non-executive directors.

•            Remuneration of executive directors

The remuneration paid to executive directors during the first semester of 2019 is itemised per director below:

Fixed remuneration (Thousands of Euros)

Group Executive Chairman	1,227
Chief Executive Officer (1)	1,090
Head of Global Economics & Public Affairs (Head of GE&PA)	417
Total	2,733

(1)   In addition, in accordance with the Remuneration Policy for BBVA Directors, during the first semester of 2019, the Chief Executive Officer received EUR 327 thousand as cash in lieu of pension and EUR 181 thousand as a mobility allowance.

Variable remuneration
	In cash (Thousands of Euros)	In shares
Group Executive Chairman (1)	1,091	179,593
Chief Executive Officer (2)	200	41,267
Head of GE&PA (1)	193	31,308
Total	1,483	252,168

(1)   Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration (AVR) for 2018 and to the deferred AVR for 2015 to be paid in 2019, along with its update in cash. For the Group Executive Chairman, this variable remuneration relates to his previous position as Chief Executive Officer.

(2)   Remuneration corresponding to the upfront portion (40%) of the AVR for the 2018 financial year. Data in thousands of euro is for information purposes. The exchange rate applied is that at the close of April 2019.

Moreover, in the first semester of 2019, remuneration in kind was paid to executive directors, including insurance premiums and other items, for a total amount of EUR 372 thousand.

•            Remuneration of members of Senior Management (*)

The remuneration paid to the Senior Management as a whole during the first semester of 2019, excluding executive directors, is itemised below:

Fixed remuneration (Thousands of Euros)

Senior Management Total	7,674

Variable remuneration (Thousands of Euros)
	In cash (1) (Thousands of Euros)	In shares (1)
Senior Management Total	2,769	437,804

(1)   Remuneration corresponding to the upfront portion (40%) of the AVR for the 2018 financial year and to the deferred AVR for 2015 to be paid in 2019, for the senior managers beneficiaries, along with its update in cash. For those members of Senior Management appointed by the Board of Directors on 20 December 2018 and 29 April 2019, this remuneration relates to their previous positions.

(*)   15 members with such status as at 30 June 2019, excluding executive directors.

Likewise, during the first semester of 2019, remuneration in kind was paid in favour of Senior Management as a whole, excluding executive directors, which included insurance premiums and other items, for a total amount of EUR 540 thousand.

•            Remuneration system with deferred delivery of shares for non-executive directors

During the first semester of 2019, the following "theoretical shares" were allocated, derived from the deferred delivery of shares remuneration system for non-executive directors, equivalent to 20% of the total remuneration in cash received by each director in 2018:

	Theoretical shares allocated in 2019	Theoretical shares accumulated as at 30 June 2019
Tomás Alfaro Drake	10,138	93,587
José Miguel Andrés Torrecillas	19,095	55,660
Jaime Félix Caruana Lacorte	9,320	9,320
Belén Garijo López	12,887	47,528
Sunir Kumar Kapoor	6,750	15,726
Carlos Loring Martínez de Irujo	17,515	116,391
Lourdes Máiz Carro	11,160	34,320
José Maldonado Ramos	15,328	94,323
Ana Peralta Moreno	5,624	5,624
Juan Pi Llorens	17,970	72,141
Susana Rodríguez Vidarte	17,431	122,414
Jan Verplancke	5,203	5,203
Total	148,421	672,237

•            Pension commitments with executive directors and members of Senior Management

Executive directors (Thousands of Euros)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Group Executive Chairman	820	139	20,463
Chief Executive Officer	-	71	-
Head of GE&PA	129	75	1,271
Total	949	285	21,735

(1)   Contributions registered to fulfil the proportion of pension commitments undertaken with the executive directors corresponding to the first semester of 2019. For the Group Executive Chairman and the Head of GE&PA, these correspond to the sum of the annual retirement benefit and the death and disability premiums, as well as to the adjustment made to the discretionary pension benefits for 2018 that fall due in the 2019 financial year, once the AVR for 2018 has been determined. For the Chief Executive Officer, the registered contributions correspond exclusively to the proportion of the premiums for death and disability coverage corresponding to the first semester of 2019, as there are no commitments with the Chief Executive Officer for the retirement benefit.

Senior Management (Thousands of Euros)
	Contributions (1)		Accumulated funds
	Retirement	Death and disability
Senior Management Total*	1,758	381	31,099

(1)   Contributions registered to fulfil the proportion of pension commitments undertaken with the Senior Management as a whole for the first semester of 2019 corresponding to the sum of the annual contributions to cover retirement benefits, death and disability premiums, and the adjustments made to the discretionary pension benefits for 2018 that fall due in 2019, once the AVR for the year 2018 has been determined.

(*)   15 members with such status as at 30 June 2019, excluding executive directors.

48.   Other information

48.1  Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash during the six months ended June 30, 2019 and 2018 (cash basis dividend, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”.

Dividends paid ("Dividend Option" not included)
		June 2019			June 2018
	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	32.65%	0.16	1,067	30.61%	0.15	1,000
Rest of shares	-	-	-	-	-	-
Total dividends paid in cash	32.65%	0.16	1,067	30.61%	0.15	1,000
Dividends with charge to income	32.65%	0.16	1,067	30.61%	0.15	1,000
Dividends with charge to reserve or share premium	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-

Ordinary earnings by operating segment

The detail of the consolidated profit for each operating segment is as follows for the six months ended June 30, 2019 and 2018:

Profit attributable by operating segment
	Profit/ (loss)
	June 2019	June 2018
Spain	734	746
United States	297	385
Mexico	1,287	1,200
Turkey	282	372
South America	404	332
Rest of Eurasia	55	60
Subtotal operating segments	3,058	3,094
Corporate Center	(616)	(558)
Total	2,442	2,536

Interest income by geographical area

The breakdown of the balance of “Interest income and other income” in the accompanying consolidated income statements by geographical area is as follows:

Interest Income. Breakdown by geographical area (Millions of Euros)
	Notes	June 2019	June 2018
Domestic		2,466	2,443
Foreign		13,212	11,975
European Union		245	247
Eurozone		164	170
No Eurozone		81	76
Other countries		12,967	11,728
Total	32.1	15,678	14,418
Of which BBVA, S.A.:
Domestic		2,199	2,174
Foreign		286	180
European Union		104	66
Eurozone		83	45
No Eurozone		22	21
Other countries		182	114
Total		2,485	2,354

49.   Subsequent events

From July 1, 2019 to the date of preparation of these condensed interim consolidated financial statements, no other subsequent events not mentioned above in these condensed interim financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2019 and December 31, 2018, is as follows:

	JUNE 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	78	107	67	69	57	-	13
Other financial corporations and individual entrepreneurs (financial business)	400	13	61	5	3	-	7
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	54,619	4,310	16,862	4,229	2,079	235	3,084
Of which: financing the construction and property (including land)	585	242	1,314	847	431	17	435
Rest homes (*)	162,338	1,335	77,626	6,381	4,762	103	1,475
Total	217,435	5,764	94,616	10,684	6,902	338	4,579

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	47	43	33	23	16	-	9
Other financial corporations and individual entrepreneurs (financial business)	256	10	33	3	1	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	34,785	2,797	10,899	2,627	1,100	72	2,734
Of which: financing the construction and property (including land)	544	213	923	554	234	5	401
Rest homes (*)	93,573	682	36,753	3,105	2,141	23	1,163
Total	128,661	3,532	47,718	5,757	3,259	95	3,912

(*)   Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €667 million of collective impairment losses and €3,912 million of specific impairment losses.

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29,360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44,271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Rest homes (*)	193,061	1,326	355,466	6,990	5,083	150	1,716
Total	237,659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29,320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25,420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Rest homes (*)	116,916	741	42,403	3,673	2,435	26	1,414
Total	142,515	3,533	81,657	6,470	3,636	126	4,202

(*)   Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €682 million of collective impairment losses and €4,202 million of specific impairment losses.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2019 and December 31, 2018:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2019	December 2018
Credit institutions	-	-
Central governments	163	160
Other financial corporations and individual entrepreneurs (financial activity)	11	13
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,455	5,512
Of which: Financing the construction and property development (including land)	654	702
Households	6,241	6,600
Total carrying amount	11,869	12,284

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2019 and December 31, 2018, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

Ratio of Impaired loans - Past due
	June 2019	December 2018
General governments	38%	47%
Commercial	64%	64%
Of which: Construction and developer	70%	70%
Other consumer	49%	53%

b) Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

June 2019 (Millions of Euros)
				Collateralized Credit Risk. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,966	1,102	9,069	3,250	1,757	1,100	3,334	730
Other financial institutions	21,290	289	12,229	894	233	80	11,198	113
Non-financial institutions and individual entrepreneurs	174,197	28,455	29,399	21,779	11,036	9,500	5,160	10,379
Construction and property development	14,158	4,597	1,742	1,550	1,996	1,769	432	592
Construction of civil works	7,420	854	579	543	247	254	148	241
Other purposes	152,619	23,004	27,078	19,686	8,793	7,477	4,580	9,546
Large companies	97,595	9,663	17,559	11,872	4,097	3,992	2,298	4,963
SMEs (**) and individual entrepreneurs	55,024	13,341	9,519	7,814	4,696	3,485	2,282	4,583
Rest of households and NPISHs (***)	165,142	108,159	5,640	21,724	27,641	33,117	21,458	9,859
Housing	110,423	104,618	2,397	20,008	26,284	32,084	19,276	9,363
Consumption	41,636	504	2,504	492	467	231	1,678	140
Other purposes	13,083	3,037	739	1,224	890	802	504	356
TOTAL	390,595	138,005	56,337	47,647	40,667	43,797	41,150	21,081
MEMORANDUM ITEM:
Forbearance operations (****)	11,836	8,093	408	1,684	1,417	1,661	1,417	2,322

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions of Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
Other financial institutions	20,802	233	12,549	1,167	221	93	11,209	92
Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
Construction of civil works	7,775	1,082	620	703	285	195	200	319
Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
Consumption	40,124	522	2,600	489	587	306	1,597	142
Other purposes	11,938	3,239	835	1,505	888	772	547	362
TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM ITEM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

c) Information on the concentration of risk by activity and geographical areas

June 2019 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	114,536	19,094	45,699	35,619	14,124
General governments	140,777	64,906	12,952	52,739	10,180
Central Administration	103,061	45,941	12,670	34,398	10,052
Other	37,716	18,965	282	18,341	128
Other financial institutions	48,263	12,817	18,184	14,704	2,558
Non-financial institutions and individual entrepreneurs	226,305	70,667	23,355	89,317	42,966
Construction and property development	17,548	3,375	150	10,532	3,491
Construction of civil works	10,897	5,586	1,391	1,502	2,418
Other purposes	197,860	61,706	21,814	77,283	37,057
Large companies	137,146	37,066	20,839	54,477	24,764
SMEs and individual entrepreneurs	60,714	24,640	975	22,806	12,293
Other households and NPISHs	165,516	92,975	3,255	59,018	10,268
Housing	110,424	77,151	737	29,274	3,262
Consumer	41,637	11,180	644	23,087	6,726
Other purposes	13,455	4,644	1,874	6,657	280
TOTAL	695,397	260,459	103,445	251,397	80,096

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of impairment losses.

December 2018 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	113,978	35,728	33,440	31,234	13,575
General governments	123,382	53,686	11,081	50,092	8,523
Central Administration	87,611	35,691	10,756	32,735	8,428
Other	35,771	17,995	325	17,357	95
Other financial institutions	49,166	13,784	17,977	15,345	2,061
Non-financial institutions and individual entrepreneurs	226,487	70,536	24,565	87,419	43,967
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,430	5,789	1,535	1,762	2,343
Other purposes	197,361	61,250	22,786	75,543	37,781
Large companies	137,150	36,964	22,114	53,423	24,649
SMEs and individual entrepreneurs	60,211	24,286	672	22,120	13,132
Other households and NPISHs	163,443	91,977	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,124	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	676,456	265,710	90,447	240,867	79,432

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of impairment losses.

APPENDIX II. Additional information on risk concentration

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

Lending for real estate development of the loans as of June 30, 2019 and December 31, 2018, is shown below:

June 2019. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,766	782	(397)
Of which: Impaired assets	708	348	(341)
Memorandum item:	-	-	-
Write-offs	2,554
Memorandum item:	-	-	-
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	189,406
Total consolidated assets (total business) (book value)	697,626
Impairment and provisions for normal exposures	4,972

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	183,196
Total consolidated assets (total business) (book value)	676,689
Impairment and provisions for normal exposures	4,938

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2019	December 2018
Without secured loan	274	324
With secured loan	2,492	2,859
Terminated buildings	1,562	1,861
Homes	1,129	1,382
Other	433	479
Buildings under construction	470	432
Homes	465	408
Other	5	24
Land	460	566
Urbanized land	300	364
Rest of land	160	202
Total	2,766	3,183

The table below provides the breakdown of the financial guarantees given as of June 30, 2019 and December 31, 2018:

Financial guarantees given (Millions of Euros)
	June 2019	December 2018
Houses purchase loans	47	48
Without mortgage	5	24

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2019 and December 31, 2018 is as follows:

June 2019. Financing allocated by credit institutions to construction and real estate development and lending for house purchase. (Millions of Euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	78,462	3,147
Without mortgage	1,690	25
With mortgage	76,772	3,122

December 2018. Financing allocated by credit institutions to construction and real estate development and lending for house purchase. (Millions of Euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	80,159	3,852
Without mortgage	1,611	30
With mortgage	78,548	3,822

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 2019	14,524	18,856	21,754	12,693	8,945	76,772
Of which: Impaired loans	180	300	477	553	1,612	3,122
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
Of which: Impaired loans	204	323	507	610	2,178	3,822

Outstanding home mortgage loans as of June 30, 2019 and December 31, 2018 had an average LTV of 48% and 49%, respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	June 2019
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	1,198	639	368	559
Terminated buildings	470	188	102	282
Homes	294	112	65	182
Other	176	76	37	100
Buildings under construction	87	52	33	35
Homes	86	51	33	35
Other	1	1	-	-
Land	641	399	233	242
Urbanized land	576	363	201	213
Rest of land	65	36	32	29
Real estate assets from mortgage financing for households for the purchase of a home	1,400	710	192	690
Rest of foreclosed real estate assets	410	215	32	195
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,417	244	206	1,173
Total	4,425	1,808	798	2,617

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2018
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	1,252	828	913
Terminated buildings	991	445	274	546
Homes	588	245	144	343
Other	403	200	130	203
Buildings under construction	209	131	96	78
Homes	194	117	85	77
Other	15	14	11	1
Land	965	676	458	289
Urbanized land	892	633	421	259
Rest of land	73	43	37	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	932	331	865
Rest of foreclosed real estate assets	348	192	40	156
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,345	234	234	1,111
Total	5,655	2,610	1,433	3,045

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAIME SÁENZ DE TEJADA PULIDO 1.
Name:	JAIME SÁENZ DE TEJADA PULIDO
Title:.	Chief Financial Officer

Date: July 31, 2019